Exhibit 99.1

2023 INFORMATION CIRCULAR Making a world of difference

2 • TELUS 2023 INFORMATION CIRCULAR Making the future friendly TELUS is a dynamic, world-leading communications technology company with more than $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security over our award-winning networks. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our long-standing commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. Operating in 30 countries around the world, TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global brands across high-growth industry verticals. TELUS Health is a global healthcare leader that leverages digital and data analytics capabilities, alongside unsurpassed client service, to improve health outcomes covering 68 million lives around the world. TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods. Our philosophy to give where we live has inspired TELUS, our team members and retirees to contribute $1.5 billion, in cash, in-kind contributions, time and programs, including two million days of service, since 2000. This generosity and volunteerism have made TELUS the most giving company in the world. Land acknowledgment The TELUS team acknowledges that our work spans many Territories and Treaty areas and we are grateful for the traditional Knowledge Keepers and Elders who are with us today, those who have gone before us and the youth that inspire us. We recognize the land and the benefits it provides all of us, as an act of Reconciliation, as recommended by the Truth and Reconciliation Commission’s (TRC) 94 Calls to Action, and express gratitude to those whose territory we reside on, work on or are visiting. All financial information is reported in Canadian dollars unless otherwise specified. © 2023 TELUS Corporation. All rights reserved. The symbols TM and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS 2023 INFORMATION CIRCULAR • 1 What’s inside 2 Message from our Chair 4 Executive summary 10 About the meeting and our Board 10 Notice of annual general meeting 11 Information about voting 17 Additional information 19 Business of the meeting 23 About the nominated directors 34 Director compensation 38 Corporate governance 60 Committee reports 60 Audit 63 Corporate Governance 65 Pension 67 People, Culture and Compensation 70 Executive compensation at TELUS 71 Report to shareholders 75 Compensation discussion and analysis 108 Executive compensation summary 116 TELUS equity compensation plans 123 Appendix A: Non-GAAP reconciliation 124 Appendix B: Terms of reference for the Board of Directors

2 • TELUS 2023 INFORMATION CIRCULAR Welcome to our shareholder meeting The TELUS annual general meeting of shareholders will be held on May 4, 2023. As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise your right to vote and we facilitate different voting methods to enable you to vote in a manner that is most convenient for you. Once again, we will leverage our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and reduce greenhouse gas emissions related to travel. Both registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting, but will not be able to vote or ask questions during the meeting. More information is provided on pages 11 to 16. On a personal note, after serving TELUS’ management, customers and valued investors for 20 years, I will be retiring from my position as director and Chair of the Board at the conclusion of our upcoming meeting and will not be standing for re-election. During my time at TELUS, I have had the pleasure of contributing since 2003 as an independent director, as Lead Director from 2014 to 2015 and as Chair of the Board from 2015 to the present day. I have also had the opportunity to serve on each committee of the Board, with my longest tenure being 10 years on the Corporate Governance Committee. It has been my privilege to serve on TELUS’ Board and to witness first-hand the incredible transformation of the Company from a regional telecom provider to a global leader in social capitalism. I am proud of all that my fellow Board members, past and present, together with all other TELUS team members, In the pages that follow, you will find information about the items of business for consideration at our upcoming annual general meeting. You will also find highlights of our leading corporate governance practices, including our diversity initiatives andsuccessionplanningprocesses,aswellasourexecutivecompensationphilosophy and practices. Dick Auchinleck Chair of the Board I am proud of all that my fellow Board members, past and present, together with all other TELUS team members, have accomplished to drive meaningful change and enable improved social, environmental and economic outcomes for millions of people in Canada and around the world. MESSAGE FROM OUR CHAIR

TELUS 2023 INFORMATION CIRCULAR • 3 have accomplished to drive meaningful change and enable improved social, environmental and economic outcomes for millions of people in Canada and around the world. It has been an amazing journey and I am excited to see how TELUS continues to facilitate transformational change through its innovative technology for years to come. I would also like to extend a very warm welcome to John Manley, who effective upon his re-election as a director at this meeting, will be appointed as the new Chair of the Board. He is a remarkable candidate for this position. Since joining as an independent director in 2012, John has gained invaluable insight about TELUS and its business. As an independent director, he has served on each of the Board committees at various periods. One of his more notable contributions was during his time as Chair of the Corporate Governance Committee from 2015 to 2021, when he played an integral role in overseeing the development of our current Board diversity policy in 2020. John contributes greatly to the Board, advising management by leveraging and sharing his industry expertise and deep understanding of the government and regulatory framework to help inform and shape TELUS’ strategy. I look forward to seeing him guide TELUS and help the Company continue to achieve its strategic priorities and deliver sustainable shareholder value. I am leaving my position at TELUS with a great sense of pride and confidence regarding the Company’s past accomplishments, and the milestones that have yet to be achieved. Your vote is important As a shareholder, it is important that you read this material carefully and vote your shares. See pages 11 to 16 for detailed voting instructions and deadlines. MESSAGE FROM OUR CHAIR On behalf of TELUS, I want to thank all of you, our shareholders, for your continued support and confidence. As a leader in social capitalism, TELUS remains well-positioned for the future and committed to making a world of difference and enabling remarkable outcomes for all of our stakeholders. Together, we are making the future friendly. Sincerely, Dick Auchinleck Chair of the Board I would also like to extend a very warm welcome to John Manley, who effective upon his re-election as a director at this meeting, will be appointed as the new Chair of the Board. For information on our 2022 performance and leadership in social capitalism, visit telus.com/annualreport.

4 • TELUS 2023 INFORMATION CIRCULAR Executive summary Summary of the meeting Here are highlights of the important information you will find in this information circular. These highlights do not contain all of the information you should consider. Please take the time to read the circular before you vote your shares. Shareholder voting matters Board vote recommendation For more information Election of directors FOR each nominee See pages 19 and 20 Appointment of Deloitte LLP as auditor FOR See page 20 Approval of executive compensation approach FOR See page 21 Approval of an increase to the share reserve under the Restricted Share Unit Plan (RSU Plan) FOR See pages 21 and 22 Approval of an increase to the share reserve under the Performance Share Unit Plan (PSU Plan) FOR See page 22 Our director nominees You will be asked to vote on our director nominees below. More detailed director profiles can be found on pages 25 to 33. All of our nominees have senior executive/strategic leadership experience. In addition, each of our nominees brings specific skills and expertise as outlined below. Upon the election of these nominees, we believe the Board will possess the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfil its mandate. 4 • TELUS 2023 INFORMATION CIRCULAR Name and region Independent Age Director since Principal occupation Committee(s)1 Board and committee attendance 2022 Other public boards Expertise1 Raymond T. Chan British Columbia 67 2013 Corporate director (Chair) 100% – • Finance and accounting • Governance • Human resource (HR) management/ executive compensation • Corporate development • Corporate social responsibility Hazel Claxton Ontario 62 2021 Corporate director 100% 1 • HR management/executive compensation • Finance and accounting • Governance • Risk management • Corporate social responsibility Lisa de Wilde Ontario 66 2015 Professor, Schulich School of Business at York University (Chair) 100% – • Government/regulatory affairs • Governance • Industry knowledge and experience • Corporate social responsibility • Information technology (IT) and information management Victor Dodig Ontario 57 2022 President and CEO, Canadian Imperial Bank of Commerce n/a 100% 1 • Finance and accounting • HR management/executive compensation • Retail/customer experience • Government/regulatory affairs • Corporate development

EXECUTIVE SUMMARY

Name and region Independent ✓		Age	Director since	Principal occupation	Committee(s)[1]	Board and committee attendance 2022	Other public boards	Expertise[1]
	Darren Entwistle British Columbia	60	2000	President and CEO, TELUS Corporation	n/a	100%	1	• Industry knowledge and experience • Corporate social responsibility • Retail/customer experience • Corporate development • International experience
	Thomas Flynn ✓ Ontario	59	2020	Corporate director	Audit Committee, Pension Committee	100%	–	• Finance and accounting • Corporate development • Risk management • Governance • International experience
	Mary Jo Haddad ✓ Ontario	67	2014	Founder and president, MJH & Associates	People, Culture and Compensation Committee (Chair), Corporate Governance Committee	100%	–	• HR management/executive compensation • Governance • IT and information management • Industry knowledge and experience • Government/regulatory affairs
	Kathy Kinloch ✓ British Columbia	71	2017	Corporate director	Corporate Governance Committee, People, Culture and Compensation Committee	80%[2]	–	• HR management/executive compensation • Finance and accounting • Governance • Government/regulatory affairs • Corporate social responsibility
	Christine Magee ✓ Ontario	63	2018	Co-founder and Chair, Sleep Country Canada	Pension Committee, People, Culture and Compensation Committee	100%	2	• Retail/customer experience • Governance • HR management/executive compensation • Finance and accounting • Risk management
	John Manley ✓ Ontario	73	2012	Senior Business Advisor, Bennett Jones LLP	Corporate Governance Committee, People, Culture and Compensation Committee	100%	–	• Government/regulatory affairs • Industry knowledge and experience • Risk management • Governance • Finance and accounting
	David Mowat ✓ British Columbia	67	2016	Corporate director	Audit Committee (Chair)	100%	1	• Finance and accounting • Retail/customer experience • Risk management • Governance • Corporate social responsibility
	Marc Parent ✓ Quebec	62	2017	President and CEO, CAE Inc.	Pension Committee, People, Culture and Compensation Committee	100%	1	• HR management/executive compensation • Corporate development • International experience • Governance • Finance and accounting
	Denise Pickett ✓ Ontario	57	2018	President, Global Services Group, American Express	Audit Committee, Corporate Governance Committee	100%	–	• Retail/customer experience • International experience • Risk management • Finance and accounting • IT and information management
	W. Sean Willy ✓ Saskatchewan	49	2021	President and CEO, Des Nedhe Development	Audit Committee, Corporate Governance Committee	100%	1	• Corporate social responsibility • Government/regulatory affairs • HR management/executive compensation • Governance • Corporate development

Audit Committee · Corporate Governance Committee · Pension Committee · People, Culture and Compensation Committee

1 Each of our directors has senior executive/strategic leadership experience and also contributes their expertise in these additional areas to the Board.

2 For medical reasons, Kathy was unable to attend the Board and committee meetings in November 2022. Her absence was approved by the Chair.

n/a = Not applicable. A director may attend any committee meetings as an observer.

TELUS 2023 INFORMATION CIRCULAR • 5

6 • TELUS 2023 INFORMATION CIRCULAR Appoint auditor You will be asked to vote on the appointment of our independent auditor, Deloitte LLP, who has been our external auditor since 2002 and was last re-appointed at our annual general meeting on May 6, 2022. Further details about our auditor and a summary of its billings for 2021 and 2022 can be found on page 20. Approve executive compensation approach You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 21. More details on our executive compensation approach and practices can be found on pages 75 to 115. Approve increases to the share reserves under the RSU Plan and PSU Plan The Company is proposing to amend the terms of the RSU Plan and PSU Plan to allow us to increase the maximum number of shares reserved for issuance under the RSU and PSU plans from 20,000,000 shares and 4,800,000 shares, respectively, to 49,000,000 shares and 8,800,000 shares, respectively. More details on these amendments can be found on pages 21 and 22 for the RSU Plan and on page 22 for the PSU Plan. EXECUTIVE SUMMARY

TELUS 2023 INFORMATION CIRCULAR • 7 EXECUTIVE SUMMARY Corporate governance At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do. We believe that strong corporate governance is the foundation for accountability to all of our stakeholders, including our shareholders (one of our key stakeholder groups), and we strive to be at the forefront of governance best practices. In 2022, we continued to advance our governance practices in pursuit of excellence. Governance highlights – 2022 • Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis. Similar to previous years, our Board engaged an external advisor to conduct an assessment of the effectiveness and performance of our Board, as well as to oversee a peer assessment. In 2022, the Board engaged Egon Zehnder International Inc. and leveraged their assessment to inform our Chair succession planning process. • After the completion of a comprehensive Chair succession process led by the Corporate Governance Committee, on February 10, 2023, TELUS announced that Dick Auchinleck, current Chair of the Board, will retire at the close of our 2023 annual meeting of shareholders and that The Honourable John Manley will become Chair of the Board immediately following the meeting, assuming his re-election as a director at the meeting. • We surpassed our Board diversity policy targets again for gender, as 43 per cent of our current independent directors are women (six of our independent directors), and for visible minority or Indigenous Peoples representation, as two of our current directors identify as members of a visible minority and one identifies as Indigenous. Of our current director nominees, six nominees are women, two nominees identify as members of a visible minority and one identifies as Indigenous. • We considered the role of our Board committees in overseeing climate and sustainability issues and commitments, resulting in clarifications to the Audit Committee’s role in oversight of climate-related financial disclosure. The Audit Committee’s terms of reference were updated to include the review of any metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting, while the Corporate Governance Committee remains responsible for reviewing and monitoring TELUS’ overall approach, planning and reporting on environmental, social and governance (ESG) and sustainability matters. • The name of the Human Resources and Compensation Committee was amended to the People, Culture and Compensation Committee to better reflect the committee’s mandate and values. TELUS Board responsibilities Strategic planning Financial oversight and reporting Risk and ESG oversight Leadership and succession planning Shareholder communications and engagement Ethical culture For details on corporate governance, see pages 38 to 59. 100% of our Board diversity targets were exceeded in 2022 99% in favour of the election of our directors at our 2022 meeting 93% say-on-pay approval at our 2022 meeting

8 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE SUMMARY Compensation highlights – 2022 • The Board and the People, Culture and Compensation Committee approved a corporate scorecard multiplier of 0.91 • The individual performance component of our executives’ bonus is evaluated using our amazing people performance development (APPD) model, which measures their results against goals (what they do) and values (how they do it), while individual long-term incentive grant levels were guided through a talent summary approach that focuses on future-oriented categories, including retention value and future potential • Our Board advisor, Meridian Compensation Partners Inc. (Meridian), conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on TELUS. Meridian concluded that TELUS’ pay programs and policies balance, neutralize or mitigate risk • We continued a comprehensive review of President and Chief Executive Officer and executive succession planning, which included examining progress against high-potential development plans and discussing the strengths and development opportunities for the next generation of executive and CEO candidates • As illustrated on the following page, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with TELUS’ performance and the creation of shareholder value. Executive compensation Our overall approach to executive compensation is simple – we pay for performance. This approach has remained consistent since 2000. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our strategic objectives and overall corporate success. Our compensation philosophy Be competitive Pay for performance Align with shareholders Be well-governed Manage risk Be easily understood Base salary Rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group Annual performance bonus Encourages strong performance against yearly corporate, business unit and individual objectives Long-term incentive Aligns with long-term interests of our shareholders

EXECUTIVE SUMMARY

2022 total direct compensation for named executive officers

Named executive officers	Base salary[1]	Annual performance bonus[2]	Long-term incentive[3]	Total direct compensation	Percentage at risk
Darren Entwistle President and Chief Executive Officer	$1,600,000	$1,082,880	$13,782,880	$16,465,760	90%
Doug French Executive Vice-president (EVP) and Chief Financial Officer	$737,500	$356,582	$3,356,582	$4,450,664	83%
Tony Geheran EVP and Chief Operations Officer	$737,500	$356,582	$3,356,582	$4,450,664	83%
Navin Arora EVP and President, Business Solutions	$637,500	$313,013	$3,213,013	$4,163,526	85%
Zainul Mawji EVP and President, Consumer Solutions	$600,000	$294,600	$3,194,600	$4,089,200	85%

1 Base salaries are pro-rated in line with salary increases that were effective in mid-2022.
2 Delivered in cash.
3 Represents the value of restricted share units granted on February 25, 2022 and executive performance share units granted on February 24, 2023.

For details on executive compensation, see pages 75 to 115.

TELUS 2023 **INFORMATION CIRCULAR • 9**

10 • TELUS 2023 INFORMATION CIRCULAR About the meeting and our Board Notice of annual general meeting of shareholders Once again, we will leverage our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and reduce greenhouse gas emissions related to travel. Both registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the steps that shareholders will need to take in order to attend, participate in and vote at our virtual meeting are provided on pages 11 to 16. Business of the meeting At the meeting, shareholders of TELUS Corporation (the Company) will be asked to: 1 Receive the Company’s 2022 audited Consolidated financial statements, together with the report of the auditor on those statements 2 Elect directors of the Company for the ensuing year 3 Appoint Deloitte LLP (Deloitte) as auditor for the ensuing year and authorize the directors to fix its remuneration 4 Approve an advisory resolution on the Company’s approach to executive compensation 5 Approve an increase to the share reserve under the Company’s Restricted Share Unit Plan (RSU Plan) 6 Approve an increase to the share reserve under the Company’s Performance Share Unit Plan (PSU Plan) and transact any other business that may properly come before the meeting and any postponement or adjournment thereof. Right to vote Holders of shares on March 6, 2023 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 1,439,705,352 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 11. Approval of the circular The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 8, 2023 By order of the Board of Directors Andrea Wood Chief Legal and Governance Officer When Thursday, May 4, 2023 8:30 a.m. (PT) Where Virtual-only meeting via live audio webcast online at telus.com/agm Materials A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about March 31, 2023. We are providing access to our information circular and annual report by way of the internet using the “notice and access” system. These materials are available on the website referenced in the Notice (envisionreports.com/telus2023)

TELUS 2023 INFORMATION CIRCULAR • 11 ABOUT THE MEETING AND OUR BOARD Information about voting You may access the website via your smartphone, tablet or computer, and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at telus.com/agm and on sedar.com for additional instructions on participating in the virtual meeting. Submitting questions Questions for the meeting may be submitted either before the meeting through investorvote.com (refer to your control number as shown on your proxy form) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders may submit questions before the meeting, but registered shareholders and duly appointed proxyholders may submit questions during the meeting. The chair of the meeting and members of management present will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed during a question and answer period following the formal business of the meeting. To ensure as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders that are on the same topic or otherwise related may be grouped, summarized and answered together. All shareholder questions are welcome. However, we do not intend to address questions that: • Are irrelevant to the business of the meeting or to TELUS’ operations • Are related to personal grievances • Are related to non-public information about TELUS • Constitute derogatory references to individuals or are otherwise offensive to third parties • Are repetitious or have already been asked by other shareholders • Are in furtherance of a shareholder’s personal or business interest, or • Are out of order or not otherwise appropriate, as determined by the chair or secretary of the meeting in their reasonable judgment. Who can vote There were 1,439,705,352 shares in TELUS outstanding on March 6, 2023 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date. To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, five per cent or more of the outstanding shares on the Record Date. Matters to be voted on and approval required The following are items of business to be voted on at the meeting: 1 The election of directors (for each nominated director) 2 The appointment of auditor 3 The approval of the Company’s approach to executive compensation 4 The approval of an increase to the share reserve under the Company’s RSU Plan 5 The approval of an increase to the share reserve under the Company’s PSU Plan. In order for items 1, 2, 4 and 5 to be approved by shareholders, they require a majority (more than 50 per cent) of the votes cast. The results of the shareholder vote for item 3 are non-binding but will influence the Board’s decision-making. Quorum We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting. Virtual meeting and technical requirements Once again, we will leverage our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and reduce greenhouse gas emissions related to travel. Both registered shareholders and duly appointed proxyholders will have an opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 12 to 16, depending on whether you are a registered or a non-registered shareholder.

12 • TELUS 2023 INFORMATION CIRCULAR How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables. Registered shareholders and TELUS employee share plan holders You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. You are an employee share plan holder if you hold your shares through any TELUS-sponsored employee share plan (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions Telephone • By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone Mail • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting Please follow these steps: 1. Log in online at telus.com/agm at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. Please check that your browser is compatible. 3. Click “Shareholder”. 4. Enter your control number (on your proxy form) as your username. 5. Enter the password: TELUS2023 (case sensitive). 6. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 13), but you will be unable to vote or ask questions at the meeting. ABOUT THE MEETING AND OUR BOARD The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at telus.com/agm. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practicable after the meeting and will remain available for one week after posting.

TELUS 2023 INFORMATION CIRCULAR • 13 ABOUT THE MEETING AND OUR BOARD If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your proxy form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail – see page 12). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 2, 2023 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you want to attend the virtual meeting as a guest Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. 3. Click “Guest” and then complete the online form. Deadline for returning your form Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1), no later than 5:00 p.m. (ET) on May 2, 2023. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). If you change your mind about your vote For registered shareholders and holders of employee shares, if you have voted by submitting a proxy form, you can revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above), by the Proxy Deadline. If as a registered shareholder, you are using your control number to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions above), but you will be unable to vote or ask questions at the meeting. Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS’ Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to 5:00 p.m. (PT) on May 3, 2023 or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting. 2. Any other way allowed by law.

14 • TELUS 2023 INFORMATION CIRCULAR ABOUT THE MEETING AND OUR BOARD Non-registered shareholders You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary). If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: proxyvote.com. Refer to your control number (shown on your voting instruction form) and follow the online voting instructions Telephone • By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your voting instruction form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone Mail • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting If you are a non-registered shareholder and you wish to vote at the meeting, you must appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register yourself as a proxyholder by visiting computershare.com/TELUSagm by 5:00 p.m. (ET) on May 1, 2023. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting. 3. Log in online at telus.com/agm at least 15 minutes before the meeting starts. 4. Click “Launch webcast” at the top of the page. Please check that your browser is compatible. 5. Click “Shareholder”. 6. Enter the username that was provided by Computershare. 7. Enter the password: TELUS2023 (case sensitive). 8. Follow the instructions to view the meeting and vote when prompted. If you are a non-registered shareholder located in the United States, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:00 p.m. (ET) on May 1, 2023. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to also register your appointment as a proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 1, 2023.

TELUS 2023 INFORMATION CIRCULAR • 15 ABOUT THE MEETING AND OUR BOARD How your proxyholder will vote By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares to: • Elect as a director each person nominated by the Company • Appoint Deloitte as auditor and authorize the directors to fix its remuneration • Approve the Company’s approach to executive compensation • Approve an increase to the share reserve under the Company’s RSU Plan • Approve an increase to the share reserve under the Company’s PSU Plan. If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your voting instruction form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail – see page 14) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 1, 2023 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:00 p.m. (ET) on May 1, 2023. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 1, 2023. If you want to attend the virtual meeting as a guest Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. 3. Click “Guest” and then complete the online form. Deadline for returning your form Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. If you change your mind about your vote For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

16 • TELUS 2023 INFORMATION CIRCULAR Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as they see fit on any amendment or variation to any of the matters identified in the notice of meeting on page 10 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 6, 2023, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. Confidentiality All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: • As necessary to meet applicable law • In the event of a proxy contest • In the event a shareholder has made a written comment on the proxy. Solicitation by management Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $32,000, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company. Notice and Access Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular for the meeting and the annual report instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail). If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Delivery of proxy materials Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to all non-registered shareholders. Voting results The voting results for each item of business at the meeting will be posted on telus.com and filed with the securities regulators after the meeting. For more information Contact Computershare if you have additional questions regarding the meeting: • phone: 1-800-558-0046 (toll-free within North America) +1 (514) 982-7129 (outside North America) • online: https://www.investorcentre.com/telus (select “Canada – English or French” at top right; click “Contact Us” at bottom) • mail: Computershare Trust Company of Canada 8th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 You can also contact Laurel Hill if you have questions regarding the meeting: • phone: 1-877- 452 - 7184 (toll-free within North America) +1 (416) 304-0211 (outside North America) • email: assistance@laurelhill.com ABOUT THE MEETING AND OUR BOARD

TELUS 2023 INFORMATION CIRCULAR • 17 ABOUT THE MEETING AND OUR BOARD Additional information Canadian ownership and voting restrictions Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TELUS Communications Inc. (TCI) is considered to be Canadian-owned and controlled if: (i) Not less than 80 per cent of the members of its board of directors are individual Canadians (ii) Canadians beneficially own not less than 80 per cent of its voting interests, and (iii) It is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements. The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66⅔ per cent of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66⅔ per cent of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things: (i) A Canadian citizen who is ordinarily resident in Canada (ii) A permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship (iii) A corporation with not less than 66⅔ per cent of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians, or (iv) A pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies. The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation”, which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where (i) Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes (ii) The chief executive officer is a non-Canadian, or (iii) Less than 80 per cent of the directors of the parent corporation are Canadian. On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20 per cent and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings. The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation.

18 • TELUS 2023 INFORMATION CIRCULAR For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations: (i) Refuse to accept any subscription for voting shares (ii) Refuse to allow any transfer of voting shares to be recorded in its share register (iii) Suspend the rights of a holder of voting shares to vote at a meeting of its shareholders, and (iv) Sell, repurchase or redeem excess voting shares. To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions. In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange (TSX), a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange (NYSE), non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required). The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10 per cent share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10 per cent share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10 per cent threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged. Interest of certain persons in material transactions and related party transactions None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. To promote the Board’s independent decision-making, TELUS requires directors or executive officers who have an interest in a material transaction or agreement with TELUS that is being considered by the Board or a Board committee to: (i) disclose that interest; (ii) leave the meeting during the Board or committee discussion; and (iii) not vote on the matter. In accordance with the Company’s code of ethics and conduct, which is subject to the joint oversight of the Audit and People, Culture and Compensation Committees, directors, officers and employees must avoid situations or relationships that conflict with the interests of TELUS and their work duties. The code of ethics and conduct requires that executives and directors must disclose any actual or potential conflicts of interest. The Corporate Governance Committee of the Board is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS, and to approve any procedures that should be adopted in connection therewith. The Audit Committee of the Board also reviews any significant related party transactions and actual or potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate. Indebtedness of directors and officers No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. Additional matters and information Additional financial information is contained in TELUS’ annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2022 and Management’s discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. TELUS’ public documents are also available on sedar.com and sec.gov. Date of circular Unless otherwise indicated, the information provided in this circular is as at March 6, 2023. ABOUT THE MEETING AND OUR BOARD

TELUS 2023 INFORMATION CIRCULAR • 19 ABOUT THE MEETING AND OUR BOARD The report of management and the audited Consolidated financial statements for the year ended December 31, 2022, including Management’s discussion and analysis, are contained in the TELUS 2022 annual report. All shareholders should have received the 2022 annual report electronically or by mail, General The Board has fixed the number of directors at 14 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 14 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year’s annual meeting. After the completion in 2022 of a comprehensive Chair succession process led by the Corporate Governance Committee, on February 10, 2023, TELUS announced that following the retirement of Dick Auchinleck, current Chair of the Board, at the close of our 2023 annual shareholders meeting, The Honourable John Manley will be appointed Chair of the Board, assuming his re-election as a director at the meeting. See pages 25 to 33 for biographical and other relevant information about all of the nominees. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 14 nominees whose or have received a Notice and Access notification. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. names and profiles are set forth on pages 25 to 33, except in relation to shares held by a shareholder who instructs otherwise. Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders their resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance. We believe that all 14 nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual meeting or until their successor is elected or appointed. Business of the meeting 1 Report of management and Consolidated financial statements 2 Election of directors The Board recommends you vote FOR the election of each nominated director.

ABOUT THE MEETING AND OUR BOARD

Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between February 28 and April 4, 2023. See our Articles, available on **sedar.com** and on **telus.com/governance**.

3 Appointment of auditor

Deloitte LLP (Deloitte) has been our external auditor since 2002 and was last re-appointed at our annual meeting on May 6, 2022.

Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditor and authorize the directors to fix the auditor's remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditor of the Company, except in relation to shares held by a shareholder who instructs otherwise.

✔ The Board recommends you vote FOR appointing Deloitte as our auditor until the next annual meeting.

Last year, **92.95%** of shareholders voted FOR appointing Deloitte as our auditor.

Summary of billings and services by the external auditor for 2022 and 2021

Fees billed for services provided by Deloitte for 2022 and 2021 are as follows:

	2022		2021	
Type of work	**($ millions)**	**%**	**($ millions)**	**%**
Audit fees[1]	3.125	27.4	2.810	25.8
Audit-related fees[2]	7.230	63.3	6.869	63.2
Tax fees[3]	0.870	7.6	0.834	7.7
All other fees[4]	0.192	1.7	0.359	3.3
Total	**11.417**	**100.0**	**10.872**	**100.0**

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.

2 Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International (Cda) Inc. (TELUS International), pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

3 Relates to tax compliance, tax advice and tax planning.

4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Board effectiveness assessment (2021), mergers and acquisitions due diligence (2021), advisory services for private investment fund establishment (2021), proxy circular assurance work (2022), data analytics maturity assessment and benchmarking (2022) and other specified procedures (2021/2022).

20 • TELUS 2023 **INFORMATION CIRCULAR**

TELUS 2023 INFORMATION CIRCULAR • 21 ABOUT THE MEETING AND OUR BOARD The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company’s approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting: “Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the 2023 annual general meeting of shareholders.” Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 75 to 115. At our annual meeting in 2022, we conducted our 12th say-on-pay vote. The say-on-pay resolution received the support of 93 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations. The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise. 4 Approval of executive compensation approach – Advisory vote (say on pay) Last year, 93.05% of shareholders voted FOR our approach to executive compensation. At the meeting, shareholders will be asked to approve an amendment to TELUS’ RSU Plan, a long-term incentive plan that awards restricted share units (RSUs) that are pegged to the value of the Company’s shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of the shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company. TELUS established the RSU Plan in 2003 and RSUs have formed part of TELUS’ long-term incentive program for executive officers since then. A summary of the terms of the RSU Plan, including a description of an amendment made in 2022 which did not require shareholder approval, is set out on pages 121 to 122 and a copy of the full text of the RSU Plan, as amended, has been filed on SEDAR as “Other” on March 31, 2023. As a result of a 2:1 share split undertaken by the Company in March 2020, the RSU Plan currently provides that a maximum number of 20,000,000 shares are reserved for issuance under the RSU Plan, representing approximately 1.39 per cent of the number of outstanding shares. On March 8, 2023, subject to shareholder approval, the Board amended the RSU Plan to increase the maximum number of shares to be reserved for issuance from 20,000,000 shares to 49,000,000 shares, representing approximately 3.40 per cent of the number of outstanding shares. The increase in the number of shares issuable under the RSU Plan is expected to provide a sustainable inventory for five years. 5 Approval of an increase to the share reserve under TELUS’ Restricted Share Unit Plan The Board recommends you vote FOR our approach to executive compensation. The Board recommends you vote FOR the amendment to the RSU Plan.

22 • TELUS 2023 INFORMATION CIRCULAR At the meeting, shareholders will be asked to approve an amendment to TELUS’ PSU Plan, a medium-term incentive plan that awards executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the Company’s shares. The purpose of the PSU Plan is to link a portion of the at-risk compensation of recipients to the share price and to promote retention. This strategy provides an opportunity for participants to acquire, through EPSUs and MPSUs, an increased ownership interest in the Company. TELUS established the PSU Plan in 2002 for the CEO and the ELT (Executive Leadership Team – all Executive Vice-presidents who are appointed officers of the Company) and EPSUs have formed part of TELUS’ long-term incentive program for ELT members since then. The PSU Plan was extended to designated senior management team members starting in 2011. A summary of the terms of the PSU Plan is set out on pages 120 to 121 and a copy of the full text of the PSU Plan, as amended, has been filed on SEDAR as “Other” on March 31, 2023. As a result of a 2:1 share split undertaken by the Company in March 2020, the PSU Plan currently provides that a maximum number of 4,800,000 shares are reserved for issuance The TSX requires that shareholders approve the increase to the maximum number of shares reserved for issuance under the RSU Plan, failing which TELUS will maintain a maximum number of 20,000,000 shares to be reserved for issuance pursuant to the terms of the RSU Plan. We are, therefore, asking shareholders to vote on the following resolution at the meeting: under the PSU Plan, representing approximately 0.33 per cent of the number of outstanding shares. On March 8, 2023, subject to shareholder approval, the Board amended the PSU Plan to increase the maximum number of shares to be reserved for issuance from 4,800,000 shares to 8,800,000 shares, representing approximately 0.61 per cent of the number of outstanding shares. The increase in the number of shares issuable under the PSU Plan is expected to provide a sustainable inventory for five years. The TSX requires that shareholders approve the increase to the maximum number of shares reserved for issuance under the PSU Plan, failing which TELUS will maintain a maximum number of 4,800,000 shares to be reserved for issuance pursuant to the terms of the PSU Plan. We are, therefore, asking shareholders to vote on the following resolution at the meeting: “Resolved that the increase in the maximum number of shares reserved for issuance under the Performance Share Unit Plan to 8,800,000 shares be approved.” The management proxyholders intend to vote FOR approval of the amendment to the PSU Plan, except in relation to shares held by a shareholder who instructs otherwise. “Resolved that the increase in the maximum number of shares reserved for issuance under the Restricted Share Unit Plan to 49,000,000 shares be approved.” The management proxyholders intend to vote FOR approval of the amendment to the RSU Plan, except in relation to shares held by a shareholder who instructs otherwise. 6 Approval of an increase to the share reserve under TELUS’ Performance Share Unit Plan ABOUT THE MEETING AND OUR BOARD The Board recommends you vote FOR the amendment to the PSU Plan.

TELUS 2023 INFORMATION CIRCULAR • 23 ABOUT THE MEETING AND OUR BOARD About the nominated directors Independence There are 14 directors proposed for election to the Board at our annual meeting; 13 of those 14 director nominees are independent in accordance with the independence criteria detailed on page 46. Darren Entwistle is not independent, as he is also the Company’s President and Chief Executive Officer (CEO). We believe that an independent board is an important governance practice that helps ensure our Board is operating independently of management and providing effective oversight of management. Diversity of background We are committed to fostering a diverse and inclusive culture at TELUS and first adopted a written Board diversity policy in 2013. As part of our annual review cycle, we periodically updated the policy over the ensuing years. The policy was substantively updated in November 2020, and was reviewed and adopted with a minor update in November 2021. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, which can include ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity can also extend to work experience, geographic background, socio-economic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfil its mandate. The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee will consider multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board’s skills and diversity criteria. In the Board’s evergreen list of potential director nominees, the Board will ensure that such list includes a diverse group of candidates. The current policy includes specific targets and confirms the importance of seeking the following Board composition: • At least two directors represent a visible minority or are Indigenous • Women and men each represent at least 33⅓ per cent of independent directors • Directors with extensive experience in geographic areas where TELUS has or anticipates significant business interests • Directors of various ages, and • Directors with differing backgrounds and experience. The charts provide information relating to the gender, tenure and age of our 13 nominated independent directors (excluding Darren). 13 of 14 nominee directors are independent Gender female 46% male 54% Ethnicity Visible minority [2] Aboriginal peoples [1] Other [10] Tenure 0–5 years 46% 6–10 years 46% 11+ years 8% Gender female 46% male 54% Ethnicity Visible minority [2] Aboriginal peoples [1] Other [10] Tenure 0–5 years 46% 6–10 years 46% 11+ years 8% Ethnicity Visible minority [2] Aboriginal peoples [1] Other [10] Age 40–50 years 8% 51–60 years 31% 61–70 years 46% 70+ years 15%

24 • TELUS 2023 INFORMATION CIRCULAR ABOUT THE MEETING AND OUR BOARD Diversity of skills Total directors Ray Chan Hazel Claxton Lisa de Wilde Victor Dodig Darren Entwistle Thomas Flynn Mary Jo Haddad Kathy Kinloch Christine Magee John Manley David Mowat Marc Parent Denise Pickett Sean Willy Key skills and experience1 Governance 11 Finance and accounting 10 Human resources (HR) management/ executive compensation 8 Corporate social responsibility 7 Risk management 6 Government/regulatory affairs 6 Corporate development 6 Retail/customer experience 5 Industry knowledge and experience 4 International experience 4 Information technology and information management 3 1 This table highlights the skills and areas of experience that the nominees have identified as those that they bring to the Board. Definitions of the different categories of skills and experience may be found on page 50. While each director nominee has varying levels of skill and experience in most of the categories, the table shows the skills that the nominees have identified as their five strongest in addition to senior executive/strategic leadership experience.

TELUS 2023 INFORMATION CIRCULAR • 25 ABOUT THE MEETING AND OUR BOARD Director profiles The following section provides detailed information on each person nominated for election as a director. Profiles of each nominee highlight the specific skills and experience that each nominee brings to the Board. These skills are in addition to their background as a senior executive/strategic leadership experience, which are required of all TELUS Board members. See page 50 for details regarding how we define each area of expertise. We determined the total market value of securities held as at the date of this circular and the date of the 2022 circular, respectively, by multiplying the number of shares or deferred share units (DSUs) held by a director by $27.46, which was the closing share price on the TSX on March 6, 2023, and $33.58, which was the closing share price on the TSX on March 7, 2022. DSUs are granted under the DSU Plan (see page 119 for plan details). For non-management directors, the share ownership target is 3.5 times the annual retainer, being $910,000 at the date of this circular and $875,000 at the date of the 2022 circular. The share ownership target for John Manley, in his capacity as incoming Chair of the Board, will be five times his annual retainer, being $2,700,000 at the date of this circular. John has already exceeded this target. Any shares of TELUS International held by directors are also provided; however, shares of TELUS International are not included for the purpose of determining whether a director meets their share ownership target. We determined the total market value of TELUS International shares held as at the date of this circular and the date of the 2022 circular, respectively, by multiplying the number of shares held by a director by $29.89, which was the closing share price on the TSX on March 6, 2023, and by $29.63, which was the closing share price on the TSX on March 7, 2022.

ABOUT THE MEETING AND OUR BOARD

Raymond T. Chan



Vancouver, British Columbia, Canada

Age: 67

Director since: 2013

Independent

TELUS Committees:
- Pension (Chair)
- People, Culture and Compensation

Areas of expertise:
- Finance and accounting
- Governance
- HR management/executive compensation
- Corporate development
- Corporate social responsibility

Total compensation for 2022: $291,162

Ray Chan is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. starting in 1998, serving in various capacities over the years as Chief Financial Officer, Chief Executive Officer, Executive Chair, Independent Chair and Lead Independent Director. In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director at the TMX Group and the Alberta Children's Hospital Foundation. Ray is a member of The Committee on the Future of Corporate Governance, which was established by the TMX Group and Institute of Corporate Directors. The report of this Committee, entitled *Charting the Future of Canadian Governance: A Principled Approach to Navigating Rising Expectations for Boards of Directors*, was published in December 2022. Ray obtained a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant and Chartered Accountant.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Pension	4/4	100%
People, Culture and Compensation	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
Baytex Energy Corp.
TORC Oil & Gas Ltd.

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	729,814,145	1,703,587	731,517,732
Percentage of votes	99.77%	0.23%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	49,000	40,000
DSUs	77,552	68,658
Total market value of securities	$3,475,118	$3,648,736
Meets share ownership target	Yes (3.8x)	Yes (4.2x)
Shares of TELUS International	7,500	7,500
Total market value	$224,175	$222,225

Ray brings to the Board a deep knowledge of finance and accounting and of the challenges faced by both small and large issuers in the resource and technology sectors – key customers of TELUS Business Solutions.

Hazel Claxton



Toronto, Ontario, Canada

Age: 62

Director since: 2021

Independent

TELUS Committees:
- Audit
- People, Culture and Compensation

Areas of expertise:
- HR management/executive compensation
- Finance and accounting
- Governance
- Risk management
- Corporate social responsibility

Total compensation for 2022: $268,334

Hazel Claxton is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with Morneau Shepell Inc. (now LifeWorks Inc.) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she held several leadership roles, including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Allied Properties REIT, University Pension Plan Ontario and Unity Health Toronto. Previously, she served on the boards of St. Michael's Hospital and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen's University and the ICD.D designation from the Institute of Corporate Directors. She is also a Chartered Professional Accountant and Chartered Accountant.

Hazel brings to the Board considerable operational improvement and finance and accounting knowledge, combined with executive-level human resources experience, including in the healthcare sector. As a former executive of LifeWorks, now part of TELUS Health, she contributes valuable insights into the challenges and opportunities of our health business.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Audit	4/4	100%
People, Culture and Compensation[1]	3/3	100%

Current public board directorships
Allied Properties Real Estate Investment Trust

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	730,416,790	1,100,943	731,517,733
Percentage of votes	99.85%	0.15%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	3,000	3,000
DSUs	14,353	7,045
Total market value of securities	$476,513	$337,311
Meets share ownership target	No (0.5x)[2]	No (0.4x)[2]
Shares of TELUS International	833	833
Total market value	$24,898	$24,681

1 Hazel joined the People, Culture and Compensation Committee on May 6, 2022 and attended 100% of the committee meetings from the time she joined the committee.

2 Hazel has until May 7, 2026 to reach the target.

26 • TELUS 2023 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Lisa de Wilde



Oakville, Ontario, Canada

Age: 66

Director since: 2015

Independent

TELUS Committees:
- Corporate Governance (Chair)
- Pension

Areas of expertise:
- Government/regulatory affairs
- Governance
- Industry knowledge and experience
- Corporate social responsibility
- Information technology (IT) and information management

Total compensation for 2022: $299,922

Lisa de Wilde is the Bell Media Professor in Media Management in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management. She served as CEO of TVO from 2005 to 2019, where she transformed the educational broadcaster from an analog operation to an innovative, fully digital leader in current affairs and education technology. Lisa serves on the boards of the Asia Pacific Foundation of Canada where she is Vice Chair, École de danse contemporaine de Montréal, CARE Canada and Toronto Global. She is also a former board member and Chair of the Board of Toronto International Film Festival (TIFF). She is a lawyer by training who began her career at the CRTC, was a partner at a major law firm and served as President and CEO of Astral Television Networks. Lisa holds an ICD.D designation from the Institute of Corporate Directors. She is a recipient of the Queen Elizabeth II Diamond Jubilee Medal and a Member of the Order of Canada. Lisa obtained a Bachelor of Arts degree and a Bachelor of Laws degree from McGill University. She also received honorary degrees from Ryerson University and Brandon University.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Corporate Governance	4/4	100%
Pension	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
EnerCare Inc.

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	725,041,286	6,476,446	731,517,732
Percentage of votes	99.11%	0.89%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	70,673	62,096
Total market value of securities	$1,940,681	$2,085,184
Meets share ownership target	Yes (2.1x)	Yes (2.4x)
Shares of TELUS International	2,083	2,083
Total market value	$62,261	$61,719

The Board benefits from Lisa's extensive understanding of the industry acquired over a career in regulatory law and media, her executive-level experience with digital transformation, and her personal commitment to ESG best practices – all directly applicable to TELUS' work with all of our stakeholders to make the future friendly.

Victor G. Dodig



Toronto, Ontario, Canada

Age: 57

Director since: 2022

Independent

TELUS Committees:
None

Areas of expertise:
- Finance and accounting
- HR management/executive compensation
- Retail/customer experience
- Government/regulatory affairs
- Corporate development

Total compensation for 2022: $240,615

Victor Dodig is the President and Chief Executive Officer of the CIBC group of companies, a position he has held since 2014. He brings more than 25 years of extensive business and banking experience. Over his career, Victor also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. He serves on the board of CIBC and is the Chair of the Business Council of Canada. Victor is a vocal advocate for inclusion in the workplace and is chair of the Inclusion and Diversity Leadership Council at CIBC and the past Co-Chair of the BlackNorth Initiative. He is also the past Chair of the Catalyst Canada Advisory Board and past Chair of the 30% Club Canada. Victor has also been recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender diversity. Victor is a graduate of the Harvard Business School, where he earned an MBA and was recognized as a Baker Scholar. He also holds a diploma from the Institut d'études politiques in Paris and completed his undergraduate studies at the University of Toronto (St. Michael's College) in Commerce. Victor is a recipient of an honorary Doctor of Laws degree from Toronto Metropolitan University.

Board and committee attendance record in 2022

	Attendance	Overall
Board[1]	5/5	100%

Current public board directorships
Canadian Imperial Bank of Commerce

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	718,118,864	13,398,869	731,517,733
Percentage of votes	98.17%	1.83%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	8,048	n/a
Total market value of securities	$220,998	–
Meets share ownership target	No (0.2x)[2]	n/a
Shares of TELUS International	–	–
Total market value	–	–

1 Victor was elected to the Board of Directors on May 6, 2022 and attended 100% of the Board meetings following his election.
2 Victor has until May 6, 2027 to reach the target.

As a bank CEO, Victor brings substantial strategic and operational experience to our Board. The Board benefits from his insights on our enterprise customers, the macroeconomic environment and his expertise in finance and accounting, human resources management, executive compensation, customer experience and government/regulatory affairs.

TELUS 2023 **INFORMATION CIRCULAR** • 27

ABOUT THE MEETING AND OUR BOARD

Darren Entwistle



Vancouver, British Columbia, Canada

Age: 60

Director since: 2000

Not independent

TELUS Committees:
None

Areas of expertise:
- Industry knowledge and experience
- Corporate social responsibility
- Retail/customer experience
- Corporate development
- International experience

No compensation received for services as director

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%

Current public board directorships
TELUS International (Cda) Inc.

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	727,053,220	4,464,512	731,517,732
Percentage of votes	99.39%	0.61%	100%

See page 92 for details on TELUS Corporation securities held and compensation received for 2022 as President and CEO.

Shares of TELUS International held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	29,700	29,700
Total market value	$887,733	$880,011

Darren Entwistle has been has been President and CEO of TELUS since 2000, and alongside the leadership team, he has guided TELUS' evolution from a regional telephone company into a global data and wireless leader. Under Darren's stewardship, the TELUS team has consistently generated operational and financial results that are world-leading, establishing a track record of driving global-best outcomes for its customers, communities and shareholders. Darren is a founding member of both the 30% Club Canada and the Canadian Board Diversity Council, and an Honorary Fellow of the Royal Conservatory. In recognition of Darren's contributions to Canada he was appointed to the Order of Canada. Similarly, in 2003 he was awarded the Queen Elizabeth II Golden Jubilee Medal and in 2012 he received the Queen Elizabeth II Diamond Jubilee Medal. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Thomas E. Flynn



Toronto, Ontario, Canada

Age: 59

Director since: 2020

Independent

Audit committee financial expert

TELUS Committees:
- Pension
- Audit

Areas of expertise:
- Finance and accounting
- Corporate development
- Risk management
- Governance
- International experience

Total compensation for 2022: $266,766

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Pension[1]	3/3	100%
Audit	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	730,442,650	1,075,082	731,517,732
Percentage of votes	99.85%	0.15%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	11,563	10,000
DSUs	28,491	18,729
Total market value of securities	$1,099,883	$964,720
Meets share ownership target	Yes (1.2x)	Yes (1.1x)
Shares of TELUS International	2,000	2,000
Total market value	$59,780	$59,260

1 Tom joined the Pension Committee on May 6, 2022 and attended 100% of the committee meetings from the time he joined the committee.

Thomas Flynn is a corporate director and retired as Vice-Chair of BMO Financial Group in 2022. Tom was Bank of Montreal's CFO from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President, Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the Board of Sunnybrook Health Sciences Centre and was previously Chair of the Board of Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. Tom obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University. Tom also holds an ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Tom contributes to the Board his extensive financial expertise, including capital markets and corporate development experience, experience with risk oversight at a complex organization and a personal commitment to healthcare.

28 • TELUS 2023 **INFORMATION CIRCULAR**

ABOUT THE MEETING AND OUR BOARD

Mary Jo Haddad



Niagara-on-the-Lake, Ontario, Canada

Age: 67

Director since: 2014

Independent

TELUS Committees:
- People, Culture and Compensation (Chair)
- Corporate Governance

Areas of expertise:
- HR management/executive compensation
- Governance
- IT and information management
- Industry knowledge and experience
- Government/regulatory affairs

Total compensation for 2022: $297,713

Mary Jo Haddad is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has been recognized as one of Canada's inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. She is a recipient of the Ontario Premier's Award for Outstanding Achievement and the Life Sciences Ontario Leadership Award and was appointed Chancellor of the University of Windsor. Mary Jo is the recipient of the Queen Elizabeth II Diamond Jubilee Medal and is a Member of the Order of Canada. Mary Jo holds a Bachelor of Science (Honours) from the University of Windsor, a Master of Health Science from the University of Toronto, and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
People, Culture and Compensation	4/4	100%
Corporate Governance	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
Toronto-Dominion Bank

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	722,332,042	9,185,690	731,517,732
Percentage of votes	98.74%	1.26%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	98,082	86,029
Total market value of securities	$2,693,332	$2,888,854
Meets share ownership target	Yes (3x)	Yes (3.3x)
Shares of TELUS International	850	850
Total market value	$25,407	$25,186

As the former President and CEO of SickKids Hospital, Mary Jo has extensive knowledge of the challenges and opportunities facing our public healthcare system from both an executive management and operational perspective and brings a passion for nurturing a high-performing team culture in a technology-focused setting.

TELUS 2023 **INFORMATION CIRCULAR** • 29

ABOUT THE MEETING AND OUR BOARD

Kathy Kinloch



Vancouver, British Columbia, Canada

Age: 71

Director since: 2017

Independent

TELUS Committees:
- Corporate Governance
- People, Culture and Compensation

Areas of expertise:
- HR management/executive compensation
- Finance and accounting
- Governance
- Government/regulatory affairs
- Corporate social responsibility

Total compensation for 2022: $264,688

Kathy Kinloch is a corporate director and was President of the British Columbia Institute of Technology (BCIT), a position she held from 2014 to 2022. Through a series of senior leadership roles, she has spearheaded successful strategic change initiatives in the post-secondary, government and healthcare sectors. Kathy's other board positions include the World University Service of Canada, Business Council of BC, Surrey Hospital Foundation and the Public Policy Forum. She is also a member of the Business + Higher Education Roundtable and the Asia Business Leaders Advisory Council of the Asia Pacific Foundation, and chaired B.C.'s Emerging Economy Task Force. Kathy's accomplishments include a number of acknowledgements from reputable business publications and organizations such as: Vancouver magazine, BC Business, Business Vancouver, YWCA Metro Vancouver and the Women's Executive Network. Kathy was also honoured as Canada's Most Admired CEO in the Broader Public Sector Category by Waterstone Human Capital and is a recipient of the Order of British Columbia. Kathy holds a Diploma in Nursing and a Bachelor of Science (with Distinction) from the University of Alberta, a Master of Arts in Leadership (Chancellors Award) and a Graduate Certificate in Executive Coaching from Royal Roads University. Kathy also obtained an Honorary Doctor of Laws from Royal Roads University and an Honorary Doctor of Laws from Kwantlen Polytechnic University.

Board and committee attendance record in 2022

	Attendance	Overall
Board	6/7[1]	86%
Corporate Governance	3/4[1]	75%
People, Culture and Compensation	3/4[1]	75%

Current public board directorships
None

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	724,566,887	6,950,845	731,517,732
Percentage of votes	99.05%	0.95%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	220	220
DSUs	64,601	53,273
Total market value of securities	$1,779,985	$1,796,295
Meets share ownership target	Yes (2x)	Yes (2.1x)
Shares of TELUS International	2,500	2,500
Total market value	$74,725	$74,075

1 For medical reasons, Kathy was unable to attend the November Board and committee meetings in 2022. Her absence was approved by the Chair.

Kathy brings to the Board the experience and insight from a career in technology and healthcare, a demonstrated track record of senior leadership and governance experience with a particular focus on the public sector.

Christine Magee



Toronto, Ontario, Canada

Age: 63

Director since: 2018

Independent

TELUS Committees:
- People, Culture and Compensation
- Pension

Areas of expertise:
- Retail/customer experience
- Governance
- HR management/executive compensation
- Finance and accounting
- Risk management

Total compensation for 2022: $263,491

Christine Magee is Chair of Sleep Country Canada. Christine co-founded Sleep Country in 1994. From 1982 to 1994 Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada. Christine also serves on the Board of Directors of Metro Inc., as well as on the boards of other private and not-for-profit organizations, including Woodbine Entertainment Group, Trillium Health Partners and The Talent Fund. Christine previously served on the Board of Directors of Plan International Canada, Western University Entrepreneurship Advisory Council, Sirius XM Canada, the Advisory Board of the Ivey School of Business, Cott Corporation and McDonald's Canada. Christine is a recipient of an Honorary Doctorate of Commerce from Ryerson University and is a Member of the Order of Canada. She holds a Business and Administration (Honours) degree from the University of Western Ontario.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
People, Culture and Compensation	4/4	100%
Pension	4/4	100%

Current public board directorships
Sleep Country Canada Holdings Inc.
Metro Inc.

Past public board directorships (2017 to 2022)
Sirius XM Canada Holdings Inc.

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	726,929,167	4,588,566	731,517,733
Percentage of votes	99.37%	0.63%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	49,322	38,648
Total market value of securities	$1,354,382	$1,297,800
Meets share ownership target	Yes (1.5x)	Yes (1.5x)
Shares of TELUS International	4,000	4,000
Total market value	$119,560	$118,520

In addition to her experience in banking and financial services, Christine brings extensive insights into the challenges and opportunities faced by entrepreneurs and the retail sector, a key customer market for TELUS.

30 • TELUS 2023 **INFORMATION CIRCULAR**

ABOUT THE MEETING AND OUR BOARD

John Manley



Ottawa, Ontario, Canada

Age: 73

Director since: 2012

Independent

TELUS Committees:
- Corporate Governance
- People, Culture and Compensation

Areas of expertise:
- Government/regulatory affairs
- Industry knowledge and experience
- Risk management
- Governance
- Finance and accounting

Total compensation for 2022: $267,274

John Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He is the former President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to the law firm of McCarthy Tétrault LLP. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John is an Officer of the Order of Canada. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University.

John strengthens the skills of the Board through his extensive leadership experience in both the public and private sector, as a former board member, Board chair of other leading Canadian issuers, Deputy Prime Minister and as a former Minister of Industry providing invaluable insight into the regulatory framework governing TELUS' telecom business.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Corporate Governance	4/4	100%
People, Culture and Compensation	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
CAE Inc.
Canadian Imperial Bank of Commerce

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	723,073,839	8,443,894	731,517,733
Percentage of votes	98.85%	1.15%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	5,311	3,471
DSUs	133,723	122,698
Total market value of securities	$3,817,874	$4,236,755
Meets share ownership target	Yes (4.2x)	Yes (4.8x)
Shares of TELUS International	–	–
Total market value	–	–

David Mowat



Vancouver, British Columbia, Canada

Age: 67

Director since: 2016

Independent

Audit committee financial expert

TELUS Committee:
- Audit (Chair)

Areas of expertise:
- Finance and accounting
- Retail/customer experience
- Risk management
- Governance
- Corporate social responsibility

Total compensation for 2022: $302,308

David Mowat is a corporate director. He was President and Chief Executive Officer of ATB Financial from June 2007 to June 2018. Prior to that, he was the Chief Executive Officer of Vancouver City Savings Credit Union from 2000 until 2007. David was previously named Chair of the Alberta Royalty Review Panel and has been recognized by Alberta Venture Magazine as Alberta's Business Person of the Year. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. David is also the recipient of an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and an Honorary Doctorate of Laws from the University of Alberta.

David provides the Board with financial expertise and a deep understanding of the needs of individual consumers and businesses gained through a career leading community-focused financial institutions in Alberta and British Columbia.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Audit	4/4	100%

Current public board directorships
Laurentian Bank Group

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	722,977,978	8,539,755	731,517,733
Percentage of votes	98.83%	1.17%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	12,006	12,006
DSUs	62,880	54,477
Total market value of securities	$2,056,370	$2,232,499
Meets share ownership target	Yes (2.3x)	Yes (2.6x)
Shares of TELUS International	5,000	5,000
Total market value	$149,450	$148,150

TELUS 2023 **INFORMATION CIRCULAR • 31**

ABOUT THE MEETING AND OUR BOARD

Marc Parent



Montreal, Quebec, Canada

Age: 62

Director since: 2017

Independent

TELUS Committees:
- People, Culture and Compensation
- Pension

Areas of expertise:
- HR management/executive compensation
- Corporate development
- International experience
- Governance
- Finance and accounting

Total compensation for 2022: $269,315

Marc Parent is the President and CEO of CAE Inc. (CAE), a position he has held since 2009. Prior to that, he had held several leadership positions at CAE since joining in 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He currently sits on the boards of the Business + Higher Education Roundtable and the McGill University Health Centre Foundation. Marc has over 35 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States. Marc is a Member of the Order of Canada and was previously honoured as one of Canada's Top 40 under 40 Leaders and was recognized as the Canadian Defence Review's Defence Executive of the Year on multiple occasions. He was also previously nominated as CEO of the year by Montreal's Les Affaires newspaper and is the recipient of the Aerospace Industries Association of Canada James C. Floyd Award. Marc holds a degree in Engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He is the recipient of an Honorary Doctorate from École Polytechnique de Montréal, and is an active pilot holding an Airline Transport Pilot Licence from Transport Canada.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
People, Culture and Compensation	4/4	100%
Pension	4/4	100%

Current public board directorships
CAE Inc.

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	713,462,079	18,055,654	731,517,733
Percentage of votes	97.53%	2.47%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	4,470	4,470
DSUs	58,349	47,207
Total market value of securities	$1,725,010	$1,735,314
Meets share ownership target	Yes (1.9x)	Yes (2x)
Shares of TELUS International	5,217	5,217
Total market value	$155,936	$154,580

As President and CEO of a company that, like TELUS, brings the digital and physical worlds closer together through world-leading technology, Marc provides the Board with valuable strategic and operational insights into the technology sector in an internationally competitive industry.

Denise Pickett



Toronto, Ontario, Canada

Age: 57

Director since: 2018

Independent

TELUS Committees:
- Audit
- Corporate Governance

Areas of expertise:
- Retail/customer experience
- International experience
- Risk management
- Finance and accounting
- IT and information management

Total compensation for 2022: $267,968

Denise Pickett is the President, Global Services Group of American Express, a role she has held since 2019. In 2021 she also assumed responsibility for consumer travel and lifestyle services. From 1992 to the present, Denise has held a number of senior roles throughout American Express, such as Country Manager for American Express Canada and President and Chief Executive Officer of Amex Bank of Canada. Denise subsequently relocated to the United States, where she served as the President of American Express OPEN, the small business division, then as the President of U.S. Consumer Services, and most recently as American Express' Chief Risk Officer. She was also a former member of the Board of Directors of the Hudson's Bay Company (2012 to 2018) and serves as Vice Chair on the Board of Directors of the United Way of New York City. Denise has also been recognized by Payment Source as one of the Most Influential Women in Payments. Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Audit	4/4	100%
Corporate Governance	4/4	100%

Current public board directorships
None

Past public board directorships (2017 to 2022)
Hudson's Bay Company

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	724,184,910	6,332,823	730,517,733
Percentage of votes	99.13%	0.87%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	46,211	35,630
Total market value of securities	$1,268,954	$1,196,455
Meets share ownership target	Yes (1.4x)	Yes (1.4x)
Shares of TELUS International	4,800	4,800
Total market value	$143,472	$142,224

Denise's role as a senior leader in the payments industry strengthens the Board's ability to oversee risk management and connects TELUS to the experience and insights of another sophisticated, technology-focused business focused on customer experience both domestically and internationally.

32 • TELUS 2023 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

W. Sean Willy



Saskatoon, Saskatchewan, Canada

Age: 49

Director since: 2021

Independent

TELUS Committees:
- Corporate Governance
- Audit

Areas of expertise:
- Corporate social responsibility
- Government/regulatory affairs
- HR management/executive compensation
- Governance
- Corporate development

Total compensation for 2022: $289,228

Sean Willy is President and CEO of Des Nedhe Development, the economic development entity for English River First Nation, a role he has held since 2017. Prior to this role, Sean was Vice-President of Des Nedhe Development. Sean was also previously the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities, and has developed and implemented progressive and innovative Indigenous inclusion and corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, which has led to him building partnerships internationally and throughout Canada. Sean is a member of the Canadian Government's Indigenous Innovation Housing Committee. Sean has also held previous positions serving as Chair of the Mining Association of Canada's Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Board and committee attendance record in 2022

	Attendance	Overall
Board	7/7	100%
Audit	4/4	100%
Corporate Governance[1]	3/3	100%

Current public board directorships
GreenFirst Forest Products Inc.

Past public board directorships (2017 to 2022)
None

Voting results of 2022 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	729,325,610	2,192,123	731,517,733
Percentage of votes	99.70%	0.30%	100%

Securities held and total market value as at March 6, 2023 and March 7, 2022

	2023	2022
Shares	–	–
DSUs	14,382	7,045
Total market value of securities	$394,930	$236,571
Meets share ownership target	No (0.4x)[2]	No (0.3x)[2]
Shares of TELUS International	–	–
Total market value	–	–

1 Sean joined the Corporate Governance Committee on May 6, 2022 and attended 100% of the committee meetings from the time he joined the committee.

2 Sean has until May 7, 2026 to reach the target.

Sean contributes his expertise in corporate social responsibility, human resources management, government/regulatory affairs and governance to the Board. He brings a deep understanding of the needs of both large and small businesses, including the exciting opportunities for partnerships with Indigenous Peoples that underlie TELUS' commitment to progressing Reconciliation in a deeply meaningful way.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any company within the 10 years ended March 6, 2023, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, TELUS is not aware of any proposed director of TELUS who: (i) had been a director, chief executive officer or chief financial officer of any company within the 10 years ended March 6, 2023, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while that person was acting in such capacity, or that was issued after that person ceased to be acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity; or (ii) has, within the 10 years ended March 6, 2023, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On December 1, 2022, the Court of King's Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022 and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited Partnership (TCMLP), a 100 per cent First Nation owned business. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Sean is the Chair of TCMI.

TELUS 2023 INFORMATION CIRCULAR • 33

34 • TELUS 2023 INFORMATION CIRCULAR ABOUT THE MEETING AND OUR BOARD Director compensation Principles Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the Committee is guided by the following compensation principles: • We target total compensation at the 50th percentile of the comparator group that is also used for benchmarking executive compensation • A flat fee structure aligns with the ongoing risk, responsibility and duties of our directors • Equity-based pay is an important element of compensation to emphasize alignment with the interests of shareholders • Equity-based pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant • The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience • Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director of the Company. Benchmarking In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of the comparator group developed for benchmarking executive compensation. This comparator group consists of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners Inc. (Meridian) was the consultant engaged to benchmark 2022 director compensation. See page 82 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year. The comparator group selected to benchmark 2022 director and executive compensation is listed in the following table. The same group was used in 2021. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. Our director compensation principles Total compensation targeted at the 50th percentile of comparator group developed for executive compensation Flat fee structure Equity compensation aligns with shareholder interests Reviewed on an annual basis to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director

TELUS 2023 INFORMATION CIRCULAR • 35 Components of compensation TELUS uses a tiered flat fee structure for our non-management directors. A flat fee structure aligns with the changing role of directors and the ongoing risk, responsibility and duties of our directors throughout the year (rather than a fee structure based on attendance at meetings). Directors regularly provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the TELUS Board Policy Manual, directors must maintain an excellent Board and committee meeting attendance record and should strive for 100 per cent attendance. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and committee member fees except where attendance is required at more than the number of meetings specified below. If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee. The components of the tiered flat fee annual retainer structure (paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. The fee structure was updated in May 2022 to reflect the following increases: (i) 4.0 per cent increase in the cash and DSU components for non-management directors (including committee service); (ii) 1.79 per cent increase in the cash and DSU components for the Chairs of the Pension and Corporate Governance Committees; and (iii) 1.72 per cent increase in the cash and DSU components for the Chairs of the Audit and People, Culture and Compensation Committees. There were no changes to the compensation for the Chair of the Board in 2022. ABOUT THE MEETING AND OUR BOARD Comparator group for benchmarking 2022 director compensation Bank of Montreal (diversified banks) Loblaw Companies Limited (food retail) BCE Inc. (telecommunications services and media) Nutrien Ltd. (fertilizers and agricultural chemicals) Canadian Imperial Bank of Commerce (diversified banks) Quebecor Inc. (telecommunications services and media) Canadian National Railway Company (railways) Rogers Communications Inc. (telecommunications services and media) Canadian Pacific Railway Limited (railways) Shaw Communications Inc. (telecommunications services) Canadian Tire Corporation, Limited (general merchandise) Shopify Inc. (internet infrastructure for retail commerce) CGI Inc. (IT consulting and systems integration) Suncor Energy Inc. (integrated oil and gas) Enbridge Inc. (oil and gas storage and transportation) TC Energy Corporation (oil and gas storage and transportation) Fortis Inc. (electricity and gas utilities) Thomson Reuters Corp. (publishing) Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 36. Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, for continuing education, and to receive a travel fee of $1,500 for return travel in excess of six hours to attend Board meetings. Compensation ($) Tier Cash (40%) DSUs (60%) Annual retainer Non-management directors, including committee service 104,000 156,000 260,000 Chair of Pension Committee or Corporate Governance Committee 114,000 171,000 285,000 Chair of Audit Committee or People, Culture and Compensation Committee 118,000 177,000 295,000 Chair of the Board 216,000 324,000 540,000

ABOUT THE MEETING AND OUR BOARD

2022 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2022 is shown in the table below.

	Fees earned ($)				
Directors[1]	Annual retainer (cash)	Travel fee[2]	Share-based awards (DSUs) ($)	All other compensation[3] ($)	Total ($)
Dick Auchinleck	216,000	–	324,000	7,306	547,306
Ray Chan	113,308	–	171,000	6,854	291,162
Hazel Claxton	102,615	3,000	156,000	6,719	268,334
Lisa de Wilde	113,308	3,000	171,000	12,614	299,922
Victor Dodig	77,615	3,000	156,000	4,000	240,615
Tom Flynn	102,615	3,000	156,000	5,151	266,766
Mary Jo Haddad	117,308	1,500	177,000	1,906	297,713
Kathy Kinloch	102,615	–	156,000	6,073	264,688
Christine Magee	102,615	1,500	156,000	3,376	263,491
John Manley	102,615	3,000	156,000	5,659	267,274
David Mowat	117,308	1,500	177,000	6,500	302,308
Marc Parent	102,615	3,000	156,000	7,700	269,315
Denise Pickett	102,615	3,000	156,000	6,353	267,968
Sean Willy	102,615	4,500	156,000	26,113	289,228

1 Darren Entwistle does not receive compensation for services as a director. Compensation disclosure for Darren is on page 108.
2 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, at the director's election.
3 Includes charitable donations of up to $500 per year made in the director's name; reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone and long distance, internet, home security) and mobile phone services (including data and roaming), as well as medical and health-related services offered through TELUS' wholly owned subsidiaries; up to $1,200 per calendar year for equipment such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.

Director equity ownership target

All non-management directors are required to reach an equity ownership target equal to 3.5 times cash and equity value of the annual retainer ($910,000) within five years of their appointment date. In his capacity as incoming Chair of the Board, John Manley's equity ownership target will be equal to five times his annual retainer ($2,700,000). DSUs are included in calculating whether a director has met the equity ownership target, as they are substantially the same as common shares, except that they cannot be redeemed until after a director has retired. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Hazel Claxton, Victor Dodig and Sean Willy who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at March 6, 2023 and March 7, 2022, as well as their total market value, can be found in *Director profiles* on pages 25 to 33. Information for Darren is on page 107.

Our non-management directors have met their equity ownership targets, except for three directors who have five years from the date of their appointment to meet their target and have not yet served five years.

36 • TELUS 2023 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Director share-based awards

Below is a summary of all share-based awards outstanding in 2022 for each non-management director in 2022. TELUS does not grant options to non-management directors. All share-based awards granted to non-management directors were vested as at December 31, 2022. Information regarding share-based awards for Darren is on page 109.

Name	Share-based awards[1] Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]
Dick Auchinleck	505,018	13,196,120	839,609
Ray Chan	76,524	1,999,572	225,058
Hazel Claxton	14,170	370,262	188,058
Lisa de Wilde	69,736	1,822,202	217,271
Victor Dodig	7,955	207,864	207,864
Thomas Flynn	28,127	734,959	250,639
Mary Jo Haddad	96,789	2,529,097	305,616
Kathy Kinloch	63,757	1,665,970	288,841
Christine Magee	48,681	1,272,035	272,902
John Manley	131,950	3,447,854	276,638
David Mowat	62,046	1,621,262	213,273
Marc Parent	57,588	1,504,774	284,451
Denise Pickett	45,611	1,191,815	270,707
Sean Willy	14,198	370,994	188,789

1 Share-based awards are DSUs as at December 31, 2022.

2 DSUs are settled within a certain period of time after the director ceases to be a director, as elected by them, in accordance with the terms of the DSU Plan. See page 119. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

3 Based on the closing share price of $26.13 on December 31, 2022. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

TELUS 2023 **INFORMATION CIRCULAR** • 37

38 • TELUS 2023 INFORMATION CIRCULAR Corporate governance Board approval of TELUS’ social purpose – The Board has formally approved TELUS’ social purpose, which guides Board and management decision-making Independent board and committees – 13 of our 14 director nominees are independent and all of our committees are composed of independent directors Separate role of Board Chair and President and Chief Executive Officer (CEO) – We maintain separate Chair and CEO positions and our Chair is an independent director Share ownership guidelines – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers Majority voting for directors – Our Board adopted a majority voting policy in 2003 Strong risk oversight – Our Board and committees oversee our risk management program and strategic, financial and operational risks Formal assessment process – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis. Similar to previous years, our Board engaged an external advisor to conduct an assessment of the effectiveness and performance of our Board, as well as to oversee a peer assessment. In 2022, a review was conducted by Egon Zehnder International Inc. (Egon Zehnder) Limit on interlocking boards – We limit the number of other public company boards our directors can serve on together No overboarding of directors – Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS Director recruitment and board succession – We adopted a 15-year term limit and a retirement road map that informs our Board succession planning and process Related party transactions – Our Corporate Governance Committee is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS, and to approve any procedures that should be adopted in connection therewith. Our Audit Committee also reviews any significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate Enterprise risk management and materiality mapping – We conduct an enterprise risk and materiality mapping analysis on an annual basis (as further described on page 41) ESG metrics are considered on our corporate scorecard and executive compensation – By including environmental, social and governance (ESG) metrics in our corporate scorecard, our executives are incentivized to reach our ESG objectives on an annual basis Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. We adopted targets of having at least two members who identify as a visible minority or are Indigenous, and women and men each representing at least one-third of our independent directors. We currently surpass both of those targets Independent advice – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities Code of ethics and conduct – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year Shareholder engagement – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year. In addition, there are a variety of opportunities for shareholders to connect with the Board directly (as further described on pages 57 to 58) Say on pay – We have held an advisory vote on our approach to executive compensation every year since 2011 In-camera sessions – Independent directors meet without management present at each Board and committee meeting What we do Statement of TELUS’ corporate governance practices

TELUS 2023 INFORMATION CIRCULAR • 39 Formal director orientation and ongoing education program – We have a comprehensive orientation process for new directors and new members of committees, and an ongoing education program for the Board Mentoring – New directors are paired with a director who has several years of experience on TELUS’ Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board ESG oversight – Our committees are responsible for reviewing and monitoring, on behalf of the Board, TELUS’ overall approach, planning and reporting on ESG and sustainability matters, including the oversight of any metrics regarding climate-related risks, sustainability, and environmental disclosure in financial reporting What we do CORPORATE GOVERNANCE x No slate voting – Our directors are individually elected x No management directors on committees – Our management director does not sit on any of the Board committees x No share option awards for directors – We do not grant share options to directors x No monetization or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements What we do not do We strive to be at the forefront of governance and regularly assess emerging best practices and changing legal requirements to ensure we are providing transparent disclosure that is helpful to our stakeholders, even if that disclosure goes beyond what is legally required. TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below. TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

40 • TELUS 2023 INFORMATION CIRCULAR CORPORATE GOVERNANCE Board of Directors Oversight and mandate The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs. The Board has adopted the TELUS Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix B to this information circular. The entire TELUS Board Policy Manual, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning. To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures. Strategic planning One of the Board’s key mandates is to oversee the development and implementation of the Company’s strategic objectives and goals. The corporate priorities and the plan to achieve those priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company’s progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and the implementation of the Company’s strategic plan and priorities. Critical to this process are the Board’s strategic advance meetings, where the Board and management discuss aspects of our strategic plan and corporate priorities, as well as progress toward our operational and financial targets. These meetings, as well as other activities during the course of the year, provide opportunities for our directors to meet with members of our senior leadership team to enhance their understanding of our business and to inform their participation in executive succession planning. In 2022, strategic planning meetings were held regularly throughout the year. The Board plays a key role in reviewing the Company’s corporate priorities and setting the Company’s strategic objectives and goals. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

TELUS 2023 INFORMATION CIRCULAR • 41 While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees. CORPORATE GOVERNANCE Risk oversight Risk oversight and management is another key mandate of the Board. Board oversight The Board has oversight for risk management and is responsible for: • Identifying and overseeing material risks to the Company’s business, including strategic, operational, financial, legal, compliance and regulatory risks • Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks • Reviewing, on an annual basis, the Company’s risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees. Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides their perception of TELUS’ risk appetite in key risk areas. For a detailed explanation of the material risks faced by TELUS and its affiliates, see Sections 9 and 10 of Management’s discussion and analysis in the TELUS 2022 annual report. Audit Committee The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, ethics and audit (internal and external), including the oversight of any metrics regarding climate-related risks, sustainability, and environ-mental disclosure in financial reporting. It also reviews the enterprise key risk profile, risk trends and key risk mitigation strategies for top risks each quarter, and approves the internal and external audit plans on an annual basis. Corporate Governance Committee The Corporate Governance Committee oversees and monitors risks related to the Company’s governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, corporate social responsibility, sustainability, relations with Indigenous communities and insurance-related matters. People, Culture and Compensation Committee The People, Culture and Compensation Committee (People Committee) oversees and monitors risks associated with executive compensation, succession planning for executive management, labour relations, respectful workplace policies and practices and health and safety practices. It also reviews (together with the Audit Committee) the code of ethics and conduct and receives reports on breaches of the code. Pension Committee The Pension Committee is responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company. It also implements appropriate policies, systems and processes to identify and manage those risks.

42 • TELUS 2023 INFORMATION CIRCULAR Sustainability and environmental governance We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship. Board oversight of climate-related risks and opportunities Our Board of Directors is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events. The Corporate Governance Committee of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and ESG matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to this committee. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and discussed during its quarterly meetings. Our Board succession planning process involves an ongoing assessment of Board member skills, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as they relate to sustainability, environment and climate risk management. Management oversight of climate-related risks and opportunities Our CEO and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities. Our Sustainability and Environment team reports to our Senior Vice-president & Treasurer, who is responsible for the development and governance of our sustainability strategy. The Sustainability and Environment team seeks to assess climate-related risks and opportunities by integrating CORPORATE GOVERNANCE sustainability considerations and implementing projects across the business, delivering in-house training and awareness on sustainability, and managing our environmental management system, which is ISO 14001:2015 certified in Canada. This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate. As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business including in emerging areas such as TELUS Health and TELUS Agriculture & Consumer Goods. As we enhance our current products and develop new ones, we consider relevant climate risks and opportunities to align with our commitment to a low-carbon future. Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the Company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics that measure our performance in reducing greenhouse gas emissions as well as social impact metrics. In addition, our Sustainability and Environment team’s performance bonus structure is linked more broadly to our environmental goals. For more information on our climate-related governance, strategy, risk management and targets, see the climate-related risks and opportunities discussion in our 2022 annual information form and our 2022 sustainability and ESG report. Indigenous relations TELUS recognizes the unique culture and governance of Indigenous nations and communities. We are committed to engaging Indigenous Peoples in a manner that respects the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples. TELUS acknowledges Indigenous Peoples’ inherent right to self-governance, and supports processes and agreements that reflect this authority and the role of Indigenous Peoples as stewards of their lands. In recognition of the importance of relations with Indigenous Peoples and communities, in 2021, the terms of reference of the Corporate Governance Committee were amended to clarify that it is the Board Committee that has oversight of Indigenous relations. The Corporate Governance Committee receives regular presentations and reports from our Indigenous Relations team on TELUS’ Indigenous Reconciliation Action Plan (IRAP) and targets.

TELUS 2023 INFORMATION CIRCULAR • 43 CORPORATE GOVERNANCE In 2022, the People Committee and the Board continued to prioritize executive succession planning and invest significant time into CEO succession planning. The Committee identified and reviewed future leaders, with a particular focus on CEO succession candidates. With Egon Zehnder’s support in applying best practices, potential CEO successors are being assessed on their proven ability to drive strategy, deliver sustained operational results and on their leadership capabilities. Their development plans will be enhanced accordingly. The People Committee and the Board also discuss talent management and succession planning throughout the year in the context of performance assessment and executive compensation. For more details on succession planning activities in 2022, refer to the People Committee report on page 67. We are committed to progressing the path of Reconciliation in a deeply meaningful way, in partnership with Indigenous Peoples and in alignment with our Reconciliation strategy. We continue to hold ourselves accountable to the actions laid out in our 2021 IRAP. An update on our IRAP commitments, including the actions we took in 2022, can be found in our 2022 Indigenous Reconciliation and Connectivity Report. Succession planning A key mandate of the People Committee and the Board is executive succession planning. Executive succession planning is fully integrated with the Company’s overall succession planning process, which covers all senior leadership and key management positions to ensure talent development and business continuity. The People Committee reviews succession plans at least twice a year for the CEO and on an ongoing basis for the ELT (Executive Leadership Team – all Executive Vice-presidents who are appointed officers of the Company). Committees To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance, Pension and People committees. The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors. Audit Committee 4 meetings in 2022 Members as of December 31, 2022 David Mowat (Chair) Hazel Claxton Thomas Flynn Denise Pickett Sean Willy Corporate Governance Committee 4 meetings in 2022 Members as of December 31, 2022 Lisa de Wilde (Chair) Mary Jo Haddad Kathy Kinloch John Manley Denise Pickett Sean Willy People, Culture and Compensation Committee 4 meetings in 2022 Members as of December 31, 2022 Mary Jo Haddad (Chair) Ray Chan Kathy Kinloch Christine Magee John Manley Marc Parent Hazel Claxton Pension Committee 4 meetings in 2022 Members as of December 31, 2022 Ray Chan (Chair) Lisa de Wilde Christine Magee Marc Parent Thomas Flynn Independent

44 • TELUS 2023 INFORMATION CIRCULAR CORPORATE GOVERNANCE Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below. Mandate Responsibilities Audit Committee To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting. • Monitoring internal controls and disclosure controls • Monitoring legal, regulatory and ethical compliance and reporting and the timeliness of filings with regulatory authorities, including the oversight of any metrics regarding climate-related risks, sustainability, and environmental disclosure in financial reporting • Reviewing and assessing the independence and performance of the Company’s external and internal auditors • Overseeing the management of the Company’s risks • Monitoring the Company’s creditworthiness, treasury plans and financial policy • Overseeing the Company’s whistleblower and complaint procedures. For more details on the Audit Committee’s 2022 activities, see page 60. For more information on the Audit Committee, including its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2022. Corporate Governance Committee To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime. • Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices • Identifying, recruiting and recommending nominees for election as directors • Providing ongoing education and development for directors • Overseeing Board and director evaluations • Recommending to the Board its determination of directors’ independence, financial literacy, financial expertise, and accounting or related financial management expertise • Monitoring and reviewing insurance claims and property risks, corporate social responsibility, relations with Indigenous communities, and environmental matters and policies. For more details on the Corporate Governance Committee’s 2022 activities, see page 63. Pension Committee To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). • Monitoring the actuarial soundness of the Pension Plans • Monitoring the administrative aspects of the Pension Plans • Monitoring the investment policies of the Pension Plans • Monitoring the performance of the investment portfolios and compliance with applicable legislation • Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans. For more details on the Pension Committee’s 2022 activities, see page 65. People, Culture and Compensation Committee To assist the Board in developing its compensation philosophy and guidelines on executive compensation and to oversee policies related to employees. • Determining CEO goals and objectives relative to compensation • Evaluating CEO performance • Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation) • Reviewing and approving the compensation arrangements for our ELT • Overseeing executive succession planning • Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. For more details on the People Committee’s 2022 activities, see page 67.

TELUS 2023 INFORMATION CIRCULAR • 45 CORPORATE GOVERNANCE Each committee also uses an annual work plan to guide its deliberations during the course of the year. The mandate of each committee and its annual work plan are approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS’ expense in connection with its responsibilities. The People Committee retained Meridian Compensation Partners Inc. (Meridian) starting in 2010 as its independent compensation consultant. A description of Meridian’s work for the People Committee is on page 82. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 34). We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the People Committee and Pension Committee (to provide a direct linkage on related matters), having a former Audit Committee member on the Pension Committee, and having former committee chairs act as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles: • Generally, new directors serve only on the Audit Committee for the first year, and thereafter may serve on two committees • The Chairs of the Audit and People Committees will generally only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles, unless the Board determines that their overall workload and responsibilities allow them to serve on a second committee while continuing to act as Chair • The principles of our diversity policy should apply to the committee composition and succession plan to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, over his tenure as a Board member, since joining in 2012, John has served on each committee, with his longest tenure being on the Corporate Governance Committee (2015 to 2021). Ray joined the Board in 2013 and was on the Audit Committee for four years, as well as the People Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee. As per our committee succession plan, Ray became Chair of the Pension Committee after the May 2020 annual meeting. In 2022, the Board approved the following changes to committee membership effective after the May 2022 annual meeting: Hazel joined the People Committee; Thomas joined the Pension Committee; and Sean joined the Corporate Governance Committee. In 2023, the Board approved the following changes to committee membership effective after the May 2023 annual meeting: Lisa joining the People Committee and stepping down from the Pension Committee, and Victor joining the Pension Committee. John will also step down from the Corporate Governance and People Committees upon becoming the Chair of the Board. On February 10, 2023, TELUS announced that Dick, current Chair of the Board, will retire at the close of our 2023 annual meeting of shareholders, and John will become the Chair of the Board immediately following the meeting, assuming his re-election as a director at the meeting. For more information about our standing committees, see the committee reports starting on page 60. Each committee’s terms of reference, which includes brief position descriptions for the chair of each Board committee, is also part of the TELUS Board Policy Manual available at telus.com/governance. Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.

46 • TELUS 2023 INFORMATION CIRCULAR CORPORATE GOVERNANCE Independence The Board determines independence using a set of criteria that go beyond applicable securities rules and the Board has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence criteria applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the People Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent. The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire. The Company provides services across its business areas to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated. Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company. As a regular feature at each Board and committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings and in-camera sessions and the total number of meetings held by our Board and each committee in 2022. Board/Committee Regularly scheduled meetings In-camera sessions Total number of meetings Board 7 7 7 Audit Committee 4 4 4 Corporate Governance Committee 4 4 4 Pension Committee 4 4 4 People, Culture and Compensation Committee 4 4 4

TELUS 2023 INFORMATION CIRCULAR • 47 Position descriptions – Chair and CEO The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board’s expectations of the Chair and the CEO. That description is included in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair’s duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders. The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the Company’s strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the People Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, which are approved annually by the Board. CORPORATE GOVERNANCE Expectations of our Board – Attendance, caps on outside service and interlocks Our Board expects all directors to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs and become effective ambassadors of the Company. In accordance with the TELUS Board Policy Manual, each director is expected to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless due to exceptional circumstances). The following table provides a breakdown of each independent director’s attendance. The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company’s strategy. The Chair of the Board is an independent director.

CORPORATE GOVERNANCE

Director attendance

Name	Board	Audit Committee	People, Culture and Compensation Committee	Corporate Governance Committee	Pension Committee	Total
Dick Auchinleck[1]	7/7					100%
Ray Chan	7/7		4/4		4/4	100%
Hazel Claxton[2]	7/7	4/4	3/3			100%
Victor Dodig[3]	5/5					100%
Lisa de Wilde	7/7			4/4	4/4	100%
Thomas Flynn[4]	7/7	4/4			3/3	100%
Mary Jo Haddad	7/7		4/4	4/4		100%
Kathy Kinloch[5]	6/7		3/4	3/4		80%
Christine Magee	7/7		4/4		4/4	100%
John Manley	7/7		4/4	4/4		100%
David Mowat	7/7	4/4				100%
Marc Parent	7/7		4/4		4/4	100%
Denise Pickett	7/7	4/4		4/4		100%
Sean Willy[6]	7/7	4/4		3/3		100%

1 Dick is not a member of any committee but regularly attends committee meetings.
2 Hazel joined the People Committee on May 6, 2022.
3 Victor was elected to the Board of Directors on May 6, 2022.
4 Tom joined the Pension Committee on May 6, 2022.
5 For medical reasons, Kathy was unable to attend the November Board and committee meetings in 2022. Her absence was approved by the Chair.
6 Sean joined the Corporate Governance Committee on May 6, 2022.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board.

In 2016, the Board clarified the issues that the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it should take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. In 2020, the Board passed a policy limiting the ability of any director of TELUS Corporation to serve on the board of TELUS International or any of its subsidiaries without the approval of the Corporate Governance Committee, upon the recommendation of the CEO. In 2022, the Corporate Governance Committee granted Darren approval to serve as the chair of the board of TELUS International. None of TELUS director nominees served together on other public company boards as at the date of the circular.

48 • TELUS 2023 INFORMATION CIRCULAR

TELUS 2023 INFORMATION CIRCULAR • 49 CORPORATE GOVERNANCE Board succession planning – Size and composition of the Board, nomination of directors and term limits The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors. When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two primary objectives: • To form an effectively functioning Board that presents a diversity of views and business experience • To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to facilitate transition when new members are elected or appointed. The Board believes that having a board of directors consisting of between 10 and 16 members promotes effectiveness and efficiency. The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors and the representation of diversity, geography and various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with these objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. For more information, please refer to the Corporate Governance Committee report on page 63. Director term limits Age limit Tenure limit Other mechanisms for Board renewal No Yes, 15 years for directors who joined the Board after January 1, 2013 Rigorous annual performance assessment process (see below for more details) The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 51 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible. The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top five competencies of our nominees, while taking into consideration that each nominee has senior executive/strategic leadership experience. This table also discloses their self-identified gender, residence, tenure, age, diversity and official languages spoken.

CORPORATE GOVERNANCE

	Gender	Residence[1]	Years on Board			Age			Language		Diversity		Top five competencies[2]										
			0 to 5	6 to 10	11+	59 and under	60 to 69	70+	English	French	Visible minority	Indigenous Peoples	Governance	Finance and accounting	Human resources management / executive compensation	Risk management	Industry knowledge and experience	Retail / customer experience	Corporate social responsibility	International experience	Corporate development	Information technology and information management	Government / regulatory affairs
Ray Chan	M	BC		✓			✓		✓		✓		✓	✓	✓				✓		✓		
Hazel Claxton	F	ON	✓				✓		✓		✓		✓	✓	✓	✓			✓				
Lisa de Wilde	F	ON		✓			✓		✓	✓			✓				✓	✓				✓	✓
Victor Dodig	M	ON	✓			✓			✓					✓	✓			✓			✓		✓
Darren Entwistle	M	BC			✓		✓		✓	✓							✓	✓	✓	✓	✓		
Thomas Flynn	M	ON	✓			✓			✓				✓	✓		✓				✓	✓		
Mary Jo Haddad	F	ON		✓			✓		✓				✓		✓		✓					✓	✓
Kathy Kinloch	F	BC		✓				✓	✓				✓	✓	✓				✓				✓
Christine Magee	F	ON	✓				✓		✓				✓	✓	✓	✓		✓					
John Manley	M	ON			✓			✓	✓	✓			✓	✓		✓	✓						✓
David Mowat	M	BC		✓			✓		✓				✓	✓		✓		✓	✓				
Marc Parent	M	QC		✓			✓		✓	✓			✓	✓	✓					✓	✓		
Denise Pickett	F	ON	✓			✓			✓					✓		✓		✓		✓		✓	
Sean Willy	M	SK	✓			✓			✓			✓	✓		✓				✓		✓		✓

1 BC = British Columbia; SK = Saskatchewan; ON = Ontario; QC = Quebec

2 Below are various skills and competencies that the Board regards as being integral to the continued growth of the business, in addition to the senior executive/strategic leadership experience that the Board requires of each director.

- **Governance** – Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- **Finance and accounting** – Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting control and IFRS
- **Human resources management/executive compensation** – Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, and succession planning
- **Risk management** – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- **Industry knowledge and experience** – Experience with, or understanding of, telecommunications, content, health information industries, agriculture and consumer goods industries and/or security industries, including strategic context, market competitors and business issues facing those industries
- **Retail/customer experience** – Experience with, or understanding of, the mass consumer industry, customer experience and insights (whether directly or indirectly through retail channels)
- **Corporate social responsibility** – Experience with, or understanding of, corporate social responsibility initiatives, including ESG, diversity and inclusion, and community affairs as business imperatives
- **International experience** – Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations
- **Corporate development** – Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions
- **Information technology and information management knowledge and/or experience** – Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g., artificial intelligence, digital solutions/transformation), including telecom and agriculture and consumer goods technology, technology start-ups, governance of information management (e.g., cybersecurity), local and global regulatory requirements, and the Board's role in overseeing information technology
- **Government/regulatory affairs** – Experience with, or understanding of, provincial, federal and global government and public policy and regulatory environments across geographic footprints.

50 • TELUS 2023 **INFORMATION CIRCULAR**

TELUS 2023 INFORMATION CIRCULAR • 51 CORPORATE GOVERNANCE Recruiting new directors The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes. This list must also include a diverse group of candidates. The directors, the CEO and senior management, as well as external professional search organizations, regularly identify additional candidates for consideration by the Corporate Governance Committee. Search protocols require that the pool of identified candidates meet the approved skills and diversity criteria. When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account multiple aspects of diversity, such as gender, geography, age and visible minority/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience. The Committee reviews the evergreen list to identify top candidates and then the Chair of the Corporate Governance Committee conducts an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the CEO and, if appropriate, other members of the Board and the ELT. Approval The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval. Board evaluation To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided for in the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in: • Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director • Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company • Improving the overall performance of the Board by assisting individual directors to build on their strengths • Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2022, the Corporate Governance Committee engaged Egon Zehnder to conduct a review of the effectiveness and performance of the Board leadership (Chair and committee chairs), all individual Board members and the Board committees. As in previous years, this assessment also involved a survey of members of senior management who frequently interact with directors to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced. The Chair of the Board both receives feedback personally and interviews each director separately on an annual basis to focus on feedback from the evaluation process. Overall, the assessment by Egon Zehnder revealed that the committees are performing effectively with very high ratings from both the directors and senior management, which demonstrated strong alignment between the directors and management. The results from the peer assessment were also strong, with very high average ratings for each individual director. The evaluation process revealed priority items that each committee should focus on. Egon Zehnder presented the results of the evaluation process to the Corporate Governance Committee and the Board in August 2022 and determined that the Board has a good level of engagement and open rapport with management and the committees are well-led, highly engaged and successful in achieving their mandates. The results of this evaluation will guide the Board and the committees in developing an action plan to prioritize action items identified during the evaluation. For more information on our process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance. Diversity and inclusion TELUS’ commitment to diversity and inclusion (D&I) is at the core of our culture, embedded in our values and central to our leadership in social capitalism. We recognize that in all areas of our business, different perspectives, experiences and backgrounds bring innovative ways of thinking that help us drive better decision-making, insights and solutions.

52 • TELUS 2023 INFORMATION CIRCULAR CORPORATE GOVERNANCE Board diversity In 2013, the Board first adopted a written diversity policy to improve the representation of diversity on the TELUS Board. We periodically updated the policy over the ensuing years, with a substantive update to the policy adopted in November 2020 and minor updates in November 2021. The Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge and in these processes, the Committee will consider multiple aspects of diversity. See page 23 for additional details on the current Board diversity policy. We have established a long history of progressive practices and milestones, stemming from 1990, when we named the first two women to the Board of Directors, to more recent milestones in 2021, such as being recognized by the BlackNorth Initiative in April 2021 for being “one of a small number of Canadian publicly traded companies to adopt board targets that include visible minority and Indigenous representation,” and then surpassing our Board diversity targets two years early in May 2021. In furtherance of the commitment to diversity, on an annual basis, the Board will assess the diversity of the Board and the Corporate Governance Committee may, if appropriate, recommend to the Board the adoption of additional measurable objectives for achieving Board diversity and inclusion in accordance with the diversity policy. Our Board diversity policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance. Our diverse and inclusive culture At TELUS, we have a deeply rooted commitment to social justice, diversity and inclusiveness, dating back more than 30 years. Our vision for D&I is rooted in a human equity approach aimed at embracing individual differences to unleash human potential and to leverage diversity of thought. Our motivation stems from the principle that human equity is an organizational, community, national and global responsibility and imperative. Quite simply, we cannot fully commit to our social purpose of enabling remarkable human outcomes through technology unless we are committed to empowering everyone, equally. In 2020, we reached out to team members to share TELUS’ stance against racism and all forms of systemic bias and to reaffirm our commitment to continue to stand united in our pursuit of equity, fairness, social justice and systemic change. We held roundtables with our senior leaders on the topic of understanding racial injustice and systemic racism. We engaged an external consulting firm to complete a formal assessment of our existing people practices and programs and to help us identify opportunities to further advance inclusion. Leveraging fair process, we invited all team members to engage in honest and meaningful dialogue on how to best combat racial inequity, conducting over 30 listening circles. We used these conversations to apply a wider lens to increase inclusion for all of our team members and the communities where we live, work and serve. Based on what we learned, in December of 2020 we devised a clear and measurable plan of action to further increase and promote D&I internally and externally. By focusing on both behavioural and structural changes, as well as reinforcing adherence to existing best-in-class D&I practices, we are in our third year of advancing our equitable workplace culture across five pillars, through a multi-year D&I evolution strategy. 1. Inclusive leadership: Building trust through leadership that cultivates an inclusive workplace: • In 2021, we designed and launched an inclusion index so we could continue to capture the voice of our team. We achieved a score of 85 per cent on our inclusion index in 2022, indicating a strong sense of inclusion and belonging among team members. This result demonstrates our ability to encourage, harness and value diversity of thought, driven by the diversity of our teams and our inclusive team culture that enables team members to be their best selves. 2. Diversity at all levels: Breaking bias to increase diverse representation at every level and in all areas of our business: • Currently, women represent 26.4 per cent of senior leadership positions (vice-president or higher at TELUS) and four women have an executive officer position at TELUS – Sandy McIntosh, Zainul Mawji, Andrea Wood and Gopi Chande – representing 40 per cent of our executive officers (10 individuals composed of the Chair, the CEO and all appointed officers of the Company). • In our 2022 cohort of the Leadership Now program (starting in 2022), which is designed to prepare participants for the step into leadership, 57 per cent of participants are women. 3. Learning for personal growth: Introducing additional tools and programs to enhance our culture of inclusion: • Team members embraced the enriched learning opportunities available in our evolved D&I learning space launched in 2022, including new learning opportunities on being more inclusive, respectful workplace, unconscious bias, allyship, microaggressions, anti-racism and many more D&I topics.

TELUS 2023 INFORMATION CIRCULAR • 53 CORPORATE GOVERNANCE 4. Elevating awareness: Amplifying the success of our existing internal and external D&I programs: • We built and launched an integrated D&I web presence in 2022 for team members and customers, making it easier for people to find the information, tools or resources they need. • As an organization, we are very proud of our legacy of leadership and global recognition in advancing diversity and inclusion within TELUS and the communities where we work, live and serve as citizens. In 2022, we were recognized by Mediacorp Canada as one of Canada’s Best Diversity Employers for the 13th time. 5. Organizational insights: Continuing to listen to our team members, collecting and sharing data to reduce identified gaps. • Since 2016, we have closely monitored the success of our inclusive culture and measured how our team experiences our commitment to diversity and inclusion through our annual Pulsecheck survey. In 2022: • 91 per cent of respondents agreed, TELUS values diverse backgrounds, different ways of thinking, different points of view and different ideas (diversity of thought) • 96 per cent of respondents believe TELUS respects team members with diverse backgrounds and identities • 87 per cent of respondents have a strong sense of belonging at work. Along with the changes to our strategy in 2020, early in 2021 we shifted from more of a grassroots driven D&I Council group that was put in place 17 years ago to a D&I Advisory Board consisting of appointed vice-presidents (VPs) and directors representing all areas of our business, key portfolios where we have integrated D&I and each of our six TELUS team member resource groups (TRGs). Our D&I Advisory Board works closely and collaboratively with our Chief Human Resources Officer and our D&I team to advance our culture of inclusion, helping to ensure that D&I strategic priorities are aligned and integrated across TELUS and all team members are engaged and active advocates for D&I. Our six TRGs have been established over time to support women, Indigenous team members, team members with varying abilities, new immigrants and multicultural team members, Black team members and lesbian, gay, bisexual, transgender, queer and Two-Spirit (LGBTQ2+) team members, to help bring awareness and thought leadership to our cultural evolution and our business initiatives. Since the first group was launched in 2006, our TRGs have grown to more than 8,000 members worldwide. Together, they play an important role in advancing inclusion within our organization and throughout the communities around the world where we live, work and serve. These groups offer mentoring, networking, peer support, volunteering and coaching opportunities to members. They also enable us to better understand the needs and preferences of our diverse customers and help TELUS to become one of the most recommended companies by customers in the world. We understand that to reach our D&I goals, every leader in the organization needs to be engaged in making progress. That is why, in 2021, we introduced a bottom-up smart goal-setting approach as opposed to setting broad corporate targets. Each leader sets two to three data-informed D&I goals relevant to their unique business and people landscape. This approach ensures that goals are relevant and achievable and embeds leadership accountability across the organization. Rather than adhering to specific representational objectives at the executive level, we believe that these initiatives in tandem with data-informed smart D&I goal-setting are more effective at contributing collectively to building and maintaining a diverse pipeline of qualified candidates and ensuring that the representation of women, visible minorities, Indigenous Peoples and people living with disabilities is a key consideration when making leadership and executive officer appointments.

54 • TELUS 2023 INFORMATION CIRCULAR Continuing education The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, ESG strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings and in the annual evaluation questionnaires. TELUS and our directors are members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and membership also provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit. In 2022, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. Strategic advance meetings were also held regularly throughout the year, in addition to the regular updates the directors receive at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters. CORPORATE GOVERNANCE Orientation and continuing education Orientation The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend extensive orientation sessions upon joining the Board, conducted by various members of senior management. The orientation sessions provide an overview of TELUS’ strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include in-depth sessions on different areas of our business, such as consumer and small business solutions, broadband networks, TELUS International, TELUS Health, TELUS Agriculture & Consumer Goods, technology strategy and business transformation and operations. New directors are also paired with a director who has several years of experience on TELUS’ Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board. In addition, the Board’s general practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company’s operations in their entirety. This offers new directors the quickest path to understanding the Company’s operations, risks and strategy. Management also offers orientation and training, as necessary, to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

CORPORATE GOVERNANCE

Date	Subject	Attendees[1]	Presented by
January 28	Strategy discussion, competitive environment	Entire Board	• Executive Vice-president (EVP) and Chief Financial Officer (CFO) • EVP and Chief Operations Officer • EVP and President, Consumer Solutions • Chief Legal and Governance Officer
February 8 May 5 August 3 November 3	Updates on corporate governance, including emerging best practices and trends; developments and proposed amendments to Canadian and U.S. securities rules and regulations; developments related to diversity and climate change disclosure; developments in ESG and in particular with respect to Indigenous Reconciliation and racial equity and justice	Corporate Governance Committee	• Chief Legal and Governance Officer • Director, Sustainability & Environment • VP, Customer Network Implementation
February 8 May 5 August 3 November 2	Updates on topics related to audit committee governance, as well as trends in the impact of COVID-19, disruptive technology, investor relations, privacy, taxation changes, other accounting standards developments, litigation, and industry updates and challenges	Audit Committee	• EVP and CFO • CFO, TELUS International • Senior VP and Treasurer • Senior VP and Corporate Controller • VP, Risk Management and Chief Internal Auditor • VP, Taxation • VP and Chief Data & Trust Officer • VP and Chief Security Officer • VP, Legal Services • Director, Internal Audit and SOX
February 8 May 5 August 3 November 2	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	People Committee	• President and CEO • EVP, People & Culture and Chief Human Resources Officer • VP, Total Rewards • External compensation consultant
February 8 May 5 August 2 November 1	Updates on topical issues relating to current trends, developments or best practices in the area of pension governance; pension investing for the long term; and review of economic outlook by an external economist	Pension Committee	• VP, Investment Management • VP, Total Rewards • VP, Legal Services • Controller • External consultants
February 8 May 5 August 3 November 2	Update on cybersecurity	Audit Committee	• VP and Chief Security Officer
February 9 May 5 August 4 November 3	Strategic context updates, which include the competitive environment, regulatory updates, technological and industry developments and peer performance	Entire Board	• Not applicable
February 9	Cybersecurity	Entire Board	• EVP and Chief Operations Officer • VP and Chief Security Officer
July 3	Strategic discussion, TELUS Agriculture & Consumer Goods	Entire Board	• President, TELUS Agriculture & Consumer Goods
October 6	Strategic discussion, TELUS International	Entire Board	• President and CEO, TELUS International • CFO, TELUS International • Senior VP, Chief Legal Officer and Corporate Secretary, TELUS International
November 2	Strategic discussion, TELUS Business Solutions	Entire Board	• EVP and President, Business Solutions
November 2	Gender pay equity	People Committee	• EVP, People & Culture and Chief Human Resources Officer

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as at the dates indicated.

TELUS 2023 **INFORMATION CIRCULAR • 55**

56 • TELUS 2023 INFORMATION CIRCULAR CORPORATE GOVERNANCE investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations. The VP, Risk Management and Chief Internal Auditor provides quarterly reports to the People Committee and the Audit Committee on activities and results related to the code of ethics and conduct. This includes summaries of investigations of whistleblower, ethics and internal controls complaints, as well as outcomes of confirmed breaches, received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). Other quarterly reports also include additional metrics comprising the integrity index, such as results from online training courses, internal engagement surveys and internal risk assessment surveys. Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction. Insider trading TELUS has a comprehensive insider trading policy that formalizes guidelines to control transactions involving its securities by all TELUS team members and to ensure TELUS team members are aware of and comply with their legal obligations and TELUS’ policy with respect to insider trading and tipping. This policy applies to each director, officer and employee of TELUS and guides the actions of TELUS team members in the buying and selling of TELUS and TELUS International shares and the disclosure of material information about TELUS or TELUS International. Our insider trading policy applies to all TELUS team members, including TELUS International team members; however, TELUS International has adopted a separate insider trading policy that applies to its team members Ethical business conduct TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at telus.com/governance. The People Committee and the Audit Committee are required to review the code of ethics and conduct on a biennial basis, or as otherwise may be required or advisable and recommend changes to the Board for approval, as appropriate. It is not intended that there be any departure or waivers from the provisions of the code. In the unlikely event that a material departure or waiver would be considered, any waiver granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a material waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers of TELUS’ code of ethics and conduct requested or granted since the inception of the Ethics Office and code. TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS’ EthicsLine are ensured by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office, with any complaints relating to accounting and internal accounting controls forwarded to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which incorporates results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, refer to our sustainability and ESG report. Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts

TELUS 2023 INFORMATION CIRCULAR • 57 CORPORATE GOVERNANCE only, but which is consistent with our policy. A copy of our insider trading policy is available at telus.com/governance. See page 59 for additional information about the governance framework between TELUS and TELUS International. Anti-bribery and corruption In Canada, many of our businesses are regulated and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct. We have operations in North America, Central America, Europe, Australia and Asia and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations. We have addressed anti-bribery and corruption risks through a risk-based framework that includes: • Senior management involvement and support: Senior leaders across TELUS have been identified as responsible and accountable for ensuring that the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance and to report on compliance to the Audit Committee of the Board. • Corporate compliance policies and procedures: TELUS maintains a specific anti-bribery and corruption policy that is periodically updated to reflect best practices. The policy is approved by the Board. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at telus.com/governance. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies. TELUS International also maintains an anti-bribery and anti-corruption policy which is approved by the board of TELUS International. • Training and education: Our annual Integrity training brings to life the policies and guidelines that inform the way we work and tests our integrity knowledge through scenarios. In addition, it highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors with systems access. Further targeted training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered. • Incentives and consistent disciplinary procedures: Employees are made aware that failure to comply with the anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS’ Chief Data and Trust Officer, and the team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption policy. Shareholder engagement and say on pay Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies. The say-on-pay policy sets out the Board’s objectives and practices with respect to say-on-pay disclosure pertaining to executive compensation. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

CORPORATE GOVERNANCE

We communicate with our investors, including shareholders and debtholders, as well as other stakeholders, through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, sustainability and ESG report, news releases, website, presentations at industry and investor conferences and other ad hoc meetings, conference calls and discussion. Some of our long-standing shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting	Shareholders (institutional and retail)	• Chair of the Board • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts and shareholders (institutional and retail)	• CEO • EVP and CFO • Senior management	Most recently released quarterly financial and operating results. With the release of our fourth quarter results in February, we also issue our annual financial targets for the coming year and provide an overview of business operations and strategies. Additionally, the conference calls include a question and answer session. Conference calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors**
News releases	Shareholders (institutional and retail), financial analysts and media	• Senior management	Quarterly results and any major corporate developments that occur throughout the year (such as notable acquisitions or divestitures)
Industry conferences and executive tours (in Canada, the United States and Europe)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (institutional and retail), brokers, financial analysts and media	• EVP and CFO • Senior management • Investor Relations	Responding to any inquiries received through the 1-800 investor line, **ir@telus.com** and **ceo@telus.com** mailboxes, consistent with TELUS' disclosure obligations
Ad hoc meetings	Shareholders (institutional and retail) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance)	• Chair of the Board and/or Chair of Corporate Governance or People Committee as applicable • Senior management	Governance, sustainability, executive compensation and any other topics within the Board's mandate

Our Board email inbox (**board@telus.com**) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage stakeholders to contact the Board, and specifically members of the People Committee or the Corporate Governance Committee, to discuss any concerns about our approach to executive compensation and corporate governance practices.

58 • TELUS 2023 **INFORMATION CIRCULAR**

TELUS 2023 INFORMATION CIRCULAR • 59 CORPORATE GOVERNANCE TELUS International – Governance framework At the time of TELUS International’s initial public offering (IPO), TELUS recognized that TELUS International’s status as a publicly traded company would necessitate changes in the governance framework between TELUS and TELUS International. Although TELUS would continue to hold a controlling equity interest in TELUS International, it would be necessary to establish formal arrangements between the two companies that would recognize TELUS International’s responsibilities as a public company and the need to coordinate these responsibilities with TELUS’ obligations as a reporting company, helping to maintain consistency in the culture and values of TELUS International within the TELUS group. Accordingly, TELUS and TELUS International entered into certain agreements and arrangements governing their post-IPO governance and operational relationship, which are summarized below. More complete details about such governance framework, and copies of relevant material agreements, can be found in TELUS International’s public documents that are available on sedar.com and sec.gov. Shareholders’ agreement A shareholders’ agreement between TELUS, BPEA EQT (formerly, Baring Private Equity Asia (Baring) and formed as a result of the combination of Baring and EQT Asia in 2022) (BPEA) and TELUS International governs the relationship between the parties and provides TELUS with certain rights and protections, including: • Board composition and appointment rights: TELUS has the right to nominate a majority of the directors on the TELUS International board of directors other than the TELUS International CEO. For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS may designate the chair of the board. TELUS also has the right, subject to certain conditions, to designate one nominee to each of the standing committees of the board, and to designate the chairs of the human resources and governance and nominating committees. • Special TELUS shareholder rights: For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS approval will be required for certain matters including, among others, approving: the selection (and removal) of the CEO; the increase or decrease of the size of the board; the issuance of shares; amendments to articles; consolidations or mergers with non-affiliated entities; change of control transactions; disposing of all or substantially all of the assets; and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. • TELUS right of first offer: BPEA agrees not to directly or indirectly sell, transfer or otherwise dispose of any TELUS International shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right of first offer to purchase such shares in connection with a sale transaction for gross proceeds in excess of US$10.0 million. Collaboration and financial reporting agreement A collaboration and financial reporting agreement was entered into to provide for the collaboration and coordination of TELUS International and TELUS in a range of financial reporting areas. TELUS International is required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, practices and standards, adapted as necessary to conform with TELUS International’s business and the laws and regulations applicable to its business. Registration rights agreement A registration rights agreement between TELUS, BPEA and TELUS International provides TELUS or BPEA with certain demand and piggyback registration rights, subject to certain conditions, that require TELUS International to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States, of TELUS International subordinate voting shares held by TELUS or BPEA. Operational agreements TELUS International and TELUS entered into certain intercompany agreements that provide a framework for the parties’ post-IPO operational relationship, including: • Master services agreement • Transition and shared services agreement • Master reseller agreement • Network infrastructure services agreement • Trademark license agreement. Credit agreement TELUS is a lender under TELUS International’s senior secured credit agreement. Governance policies, practices and standards TELUS International has or will adopt governance policies, practices and standards aligned with TELUS’ policies, practices and standards, with necessary changes. TELUS International’s board and standing committee mandates and policies shall align with TELUS’ standards.

Audit Committee report 60 • TELUS 2023 INFORMATION CIRCULAR 4 meetings in 2022 100% attendance At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditor. In addition, it holds an in-camera session without management present at each meeting. The Board has determined that David Mowat and Thomas Flynn are the audit committee’s financial experts and have accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2022 and hereunder in the Director profiles section. * Audit committee financial expert 2022 Committee highlights The following sets forth highlights of the actions taken by the Committee in 2022: Financial reporting and enhanced environmental, social and governance (ESG) oversight • Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reportable segments, relative to results in prior periods and investor expectations • Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company • Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited condensed interim Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis • Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F • Updated the Committee’s terms of reference to clarify committee oversight of any metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting. External auditor • Oversaw the work of the external auditor • Conducted an evaluation of the external auditor in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols • Reviewed and approved the annual audit plan • Recommended to shareholders the appointment of the external auditor • Reviewed and set the compensation of the external auditor • Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditor or its affiliates. Accounting and financial management • Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies • Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans; and approved key treasury matters Committee reports David Mowat* (Chair) Hazel Claxton Thomas Flynn* Denise Pickett Sean Willy Committee members 100% independent and financially literate

TELUS 2023 INFORMATION CIRCULAR • 61 Audit Committee report (continued) COMMITTEE REPORTS • Reviewed and recommended to the Board for approval: • The issuance of US$900 million of senior unsecured 3.40% Sustainability-Linked Notes, maturing May 13, 2032, representing our second-ever sustainability-linked bond (SLB) issued pursuant to our SLB framework announced on June 14, 2021, and • The issuance of a three tranche note offering of: $1.1 billion of senior unsecured 5.25% Sustainability-Linked Notes, Series CAG, maturing on November 15, 2032; $550 million of senior unsecured 5.65% Notes, Series CAH, maturing on September 13, 2052; and $350 million of senior unsecured 5.00% Notes, Series CAI, maturing on September 13, 2029 • Reviewed and recommended to the Board for approval the renewal of the Company’s normal course issuer bid • Reviewed and recommended to the Board for approval the Company’s dividend, including considering the Company’s multiple stakeholders • Reviewed quarterly reports on derivatives, guarantees and indemnities • Received quarterly reports regarding taxation matters, including an analysis of tax expense, tax adjustments and tax morality, and reviewed and recommended to the Board for approval a restated version of the Company’s tax policy • Reviewed significant capital expenditures. Internal controls and disclosure controls • Involvement with Internal Auditor recruitment and appointment • Reviewed and approved the annual internal audit program to provide assurance regarding risk exposures and internal controls • Reviewed quarterly reports on internal audit activities, including evaluations of internal controls and risk mitigation progress • Met regularly with the Chief Internal Auditor without management present • Monitored the adequacy of the resources and the independence and objectivity of the internal audit function • Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO • Received and reviewed management’s quarterly reports on SOX 404 compliance for the 2022 financial year • Considered reports from the Chief Data and Trust Officer and the Chief Legal and Governance Officer on matters relating to compliance with laws and regulations • Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints. Enterprise risk governance • Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk culture, perceptions of risk appetite and the effectiveness of risk management integration by key categories • Reviewed security reports and reports on management’s approach to safeguarding corporate assets and information systems • Received and considered quarterly reports on litigation matters and business continuity planning • Reviewed results of management’s annual fraud risk assessment.

62 • TELUS 2023 INFORMATION CIRCULAR Audit Committee report (continued) Audit Committee related governance • Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval • Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators. Signed, the members of the Audit Committee David Mowat (Chair) Hazel Claxton Thomas Flynn Denise Pickett Sean Willy COMMITTEE REPORTS

TELUS 2023 INFORMATION CIRCULAR • 63 Corporate Governance Committee report COMMITTEE REPORTS 2022 Committee highlights Board diversity • Surpassed both diversity targets specified in the Board diversity policy of having: at least two directors who identify as a visible minority or are Indigenous by the annual meeting in 2023; and women and men each represent at least one-third of independent directors • Currently 43 per cent of our independent directors are women, and the Board includes two directors who identify as a visible minority and one who identifies as Indigenous. Indigenous relations • Received regular reports and presentations from TELUS’ Indigenous Relations team with respect to the Company’s Indigenous Reconciliation Action Plan and progress thereon. Appointment of new Board Chair • The Committee, with the assistance of an external firm (which was also supporting the Company’s Board effectiveness evaluation and CEO succession planning process), conducted a Chair succession process with various discussions, interviews and assessments. After the completion of a comprehensive Chair succession process, the Committee recommended to the Board for approval, the appointment of John Manley as Chair of the Board to succeed Dick Auchinleck upon his retirement at the end of our 2023 annual meeting of shareholders. Ongoing leadership in continuous disclosure and ESG governance • The Committee follows best practices in its continuous disclosure and its review of the annual information circular and sustainability and ESG report • The Committee is responsible for reviewing and monitoring, on behalf of the Board, TELUS’ overall approach, planning and reporting on ESG and sustainability matters. Board effectiveness • Engaged Egon Zehnder International Inc. (Egon Zehnder) to conduct an assessment of the performance of our Board committees and each committee chair, as well as a peer assessment • Develops and monitors the implementation of an action plan to prioritize items identified during the evaluation process • Assessed the adequacy of representation among the directors of the skills identified in the directors’ skills matrix. 4 meetings in 2022 96% attendance At each meeting, the Committee holds an in-camera session without management present. 1 Sean became a member of the Corporate Governance Committee on May 6, 2022. Lisa de Wilde (Chair) Mary Jo Haddad Kathy Kinloch John Manley Denise Pickett Sean Willy1 Committee members 100% independent

64 • TELUS 2023 INFORMATION CIRCULAR Corporate Governance Committee report (continued) COMMITTEE REPORTS Commitment to best practices in corporate governance • Conducted the annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations • Received quarterly updates on changing laws, rules and regulations in Canada and other jurisdictions, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, developments related to diversity and climate change disclosure, developments in ESG and in particular with respect to Indigenous Reconciliation and racial equity and justice, and emerging best practices and their implications for the Company • Received presentations and reviewed reports each quarter on corporate social responsibility and environmental risk management updates, as well as reviewing and recommending to the Board the annual sustainability and ESG report • Received presentations and reports on the Company’s action plan to reduce greenhouse gas emissions and on halocarbon release mitigation efforts • Reviewed and recommended changes to the TELUS Board Policy Manual to ensure alignment with best practices in corporate governance • Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices • Reviewed and reported on shareholder communications received in the Board inbox on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications. Board and committee succession planning • Recommended changes to committee membership to give the following directors the opportunity to serve on different committees and to be exposed to different facets of the Company. The Board approved the following changes to committee membership effective after the May 2022 annual meeting: Hazel Claxton joining the People, Culture and Compensation Committee (People Committee); Thomas Flynn joining the Pension Committee; and Sean Willy joining the Corporate Governance Committee • Continued consideration of future director recruitment efforts and Board requirements • Conducted an annual review of the succession planning process for the committee chairs. Signed, the members of the Corporate Governance Committee Lisa de Wilde (Chair) Mary Jo Haddad Kathy Kinloch John Manley Denise Pickett Sean Willy

TELUS 2023 INFORMATION CIRCULAR • 65 Pension Committee report COMMITTEE REPORTS Committee members 100% independent Ray Chan (Chair) Lisa de Wilde Thomas Flynn1 Christine Magee Marc Parent 2022 Committee highlights Asset liability study An asset liability study is to be conducted every three to five years. The last study was completed in 2018. The Committee approved the engagement of actuaries to conduct the study for the four main defined benefit pension plans: TELUS Corporation Pension Plan; TELUS Edmonton Pension Plan; Pension Plan for Management and Professional Employees of TELUS Corporation; and the TELUS Quebec Defined Benefit Pension Plan (DB Plans). The study assessed the risks associated with each of the DB Plans and recommendations were provided to develop an appropriate asset mix, funding policy and de-risking strategies on a go-forward basis. These recommendations will be implemented over the next few years. Internal controls audit An internal audit is to be conducted every three to five years. The last audit was conducted in 2017. The Committee approved the engagement of an external audit firm to assess the adequacy and effectiveness of the internal control structure for the DB Plans. Based on the external auditor’s review of relevant documentation, assessment of controls, detailed testing and interviews with management, it was determined that the DB Plans have an effective system of internal controls in place. Governance and oversight of Pension Plans In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed, approved or recommended for Board approval, as required, the following: • Terms of reference of the Pension Committee • An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the DB Plans • An audit scope report • An annual update on developments in pension law • Reports from the actuary of the Pension Plans, including the plans’ assumptions and results • Pension Plan budgets, including plan expenses and peer plan results • The Defined Benefit Pension Plans’ Statement of Investment Policies and Procedures, investment strategy and quarterly and annual investment results measured against plan benchmarks and liabilities • The Defined Contribution Pension Plan Statement of Investment Policies and Procedures, quarterly and annual investment results • Pension Plan insurance coverage 4 meetings in 2022 100% attendance At each meeting, the Committee meets in-camera with the Senior Vice-president and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors without management present. 1 Thomas became a member of the Pension Committee on May 6, 2022.

66 • TELUS 2023 INFORMATION CIRCULAR Pension Committee report (continued) • Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation • Investment manager performance assessments • Strategic risk assessments • A cost-of-living adjustment for the TELUS Corporation Pension Plan • Management presentation on funded status of DB Plans in 2021 and inflation impacts to DB Plans • Presentation by service providers on impacts to capital accumulation plans and economic updates. Signed, the members of the Pension Committee Ray Chan (Chair) Lisa de Wilde Thomas Flynn Christine Magee Marc Parent COMMITTEE REPORTS

TELUS 2023 INFORMATION CIRCULAR • 67 People, Culture and Compensation Committee report 2022 Committee highlights Performance assessment For the 2022 performance year, we continued to use our amazing people performance development (APPD) model as our framework for individual performance assessment for the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). This model, which we transitioned to in 2020, evaluates individual performance against each executive’s goals (what you do) and TELUS’ values (how you do it). For further details, see page 99. We also continued to complement APPD with our talent summary approach for the CEO and ELT, which focuses on both the individual executive’s retention value and their future potential. These factors directly influence long-term incentive (LTI) grant allocations and drive each executive’s targeted compensation position relative to the peer group median. For further details, see page 89. Succession planning In 2022, the People Committee continued to invest significant time into CEO succession planning. The Committee identified and reviewed top talent and future leaders for ELT roles and in particular, had a strong focus on CEO succession candidates. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline for all senior roles across the organization also reflects the diversity of our customers, communities and team members. The CEO succession plan and process, as well as the top internal candidates for the CEO role, were discussed with the entire Board extensively throughout the year. With Egon Zehnder’s support in applying best practices, CEO succession candidates continue to have enhanced, specific assessments and development plans. Candidates are being assessed on a number of Board-defined attributes, including their leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the People Committee and the Board have discussed and are monitoring development opportunities, providing mentorship and enhancing responsibilities to support potential candidates’ growth. The Board’s review of the CEO succession plan is also discussed on page 43. As CEO succession is one of the primary Board responsibilities, we will continue advancing our established process with Egon Zehnder and monitor the development of our top candidates in 2023. Compensation philosophy The Committee reviewed the compensation philosophy and guidelines for executives by assessing: • Our comparator group used for CEO and ELT compensation benchmarking • Our target pay positioning within the comparator group • The linkage of our executive compensation philosophy and incentive plans to our financial and non-financial performance and business strategy • The alignment of our compensation philosophy across all team members • The mix of elements used to deliver CEO and ELT compensation. COMMITTEE REPORTS Committee members The Board has determined that all members of the People Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members. 4 meetings in 2022 96% attendance At each meeting, the Committee meets in-camera with the Executive Vice-president (EVP), People & Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting. 100% independent John Manley Kathy Kinloch Mary Jo Haddad (Chair) Ray Chan Hazel Claxton Christine Magee Marc Parent

68 • TELUS 2023 INFORMATION CIRCULAR People, Culture and Compensation Committee report (continued) COMMITTEE REPORTS CEO compensation and performance • Reviewed and approved the corporate goals and objectives relevant to CEO compensation • Assessed the performance of the CEO, with input from the full Board • Reviewed and recommended to the Board for approval the components of the CEO’s compensation for 2022 (including base salary, performance bonus, and restricted share unit (RSU) and executive performance share unit (EPSU) grants), based on its evaluation of his performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data. ELT compensation and performance • Reviewed the CEO’s evaluation of the performance of each ELT member • Reviewed and approved compensation for ELT members (base salary, performance bonus, and RSU and EPSU grants), after considering market trends and data. Performance bonus plan • Reviewed and approved the 2022 corporate scorecard performance targets, as well as the year-end scorecard multiplier • Reviewed financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting. Equity plans • Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2020 and vested on November 20, 2022 (and recommended the same payout factors to the Board with respect to the CEO’s performance-contingent RSUs) • Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2022 performance • Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the RSU Plan for 2022 performance • Approved annual EPSU grants to ELT members and the total annual grants of management performance share units (MPSUs) to management under the PSU Plan for 2022 performance • Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the People Committee • Monitored the actual 2022 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes • Reviewed and approved an amendment of the performance period for the total shareholder return component of the performance-contingent RSUs to be granted in 2023 • Received updates on the share ownership of each ELT member relative to established ownership targets. Governance • Reviewed and approved the People Committee 2022 annual work plan, including the division of duties between the Board executive compensation advisor and management executive compensation advisor • Reviewed and approved an independent assessment conducted by Meridian Compensation Partners Inc. (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place • Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company • Reviewed and approved the annual work plan, budget, engagement agreement and independence letter for Meridian • Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation

TELUS 2023 INFORMATION CIRCULAR • 69 People, Culture and Compensation Committee report (continued) COMMITTEE REPORTS • Received reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by our Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying • Reviewed reports on team member well-being and health and safety programs, as well as gender pay practices • Reviewed regular people strategy updates from management, covering topics such as diversity and inclusion, labour relations, vaccination policy and our Work Styles® program • Received quarterly updates from management on the Company’s ESG achievements in relation to performance against the 2022 corporate scorecard • Reviewed an internal audit of the Company’s sales incentive program. Public disclosure • Reviewed and approved for publication this report of the People Committee, and the compensation discussion and analysis that follows. Signed, the members of the People, Culture and Compensation Committee Mary Jo Haddad (Chair) Ray Chan Hazel Claxton Kathy Kinloch Christine Magee John Manley Marc Parent

70 • TELUS 2023 INFORMATION CIRCULAR Executive compensation at TELUS 71 Report to shareholders 75 Compensation discussion and analysis 75 Key compensation principles 75 We pay for performance 76 We promote sound risk-taking 77 We balance the short, medium and long-term 78 We reward contribution 78 We align compensation with corporate strategy 79 We align compensation with long-term shareholder value creation 79 We align our pay practices across the organization 80 Board oversight and compensation governance 80 The People Committee 81 People Committee experience 82 Executive compensation consultants 83 Compensation elements for the CEO and ELT 83 Total compensation at a glance 84 2022 approach to compensation 84 Base salary methodology 84 At-risk incentive pay components 84 At-risk pay: Annual performance bonus 86 At-risk pay: Medium-term incentives 87 At-risk pay: Long-term incentives 89 At-risk pay: Other considerations 90 Benchmarking 92 2022 actual compensation paid to named executive officers 103 Performance graph and NEO compensation 104 Total shareholder return performance to December 31, 2022 106 Clawback policy 106 Share ownership requirement 107 Executive shareholdings and total equity summary 107 Conclusion 108 Executive compensation summary 108 Summary compensation table 109 Incentive plan awards 110 Benefits and perquisites 110 TELUS pension plans 112 Employment agreements What’s inside

EXECUTIVE COMPENSATION AT TELUS

Report to shareholders

To our shareholders,

On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our performance. At TELUS, our goal is to share clear and relevant information with our shareholders, to help you understand and evaluate our compensation program. We invite you to review the following information to gain a greater understanding of our executive compensation decisions in 2022.

Our philosophy

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

TELUS' compensation practices and risk governance

We believe that a good compensation program is defined by two key features: **strong governance** and rewards for our CEO and ELT (Executive Leadership Team – all Executive Vice-presidents (EVPs) who are appointed officers of the Company) that are **aligned with sustainable value creation** for the benefit of our shareholders and other stakeholders. TELUS has a long history of adopting best practices in corporate governance. We have a robust governance process with an independent People, Culture and Compensation Committee (People Committee), which engages an independent compensation consultant, Meridian Compensation Partners Inc. (Meridian).

> **We believe that a good compensation program is defined by two key features: strong governance and alignment with sustainable value creation for shareholders and other stakeholders.**

The People Committee is responsible for maintaining an executive compensation program that supports the achievement of the three objectives outlined on page 75, as well as overseeing the implementation of people and culture strategies that help to achieve these objectives.

Meridian, our independent Board advisor, conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. The following table provides an overview of Meridian's assessment of our programs relative to its compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS' compensation programs and policies balance, neutralize or mitigate risk.

Risk category	Assessment	Commentary
Pay philosophy and governance	✓ No or neutral risk	• TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture
Pay structure, mix and vesting periods	✓ No or neutral risk	• TELUS' program is well balanced: mix of fixed and variable pay elements, with layering of vesting and payout timing • Annual grants have overlapping vesting cycles, along with post-retirement holding requirements. This practice ensures that executives remain exposed to the long-term consequences of their business decisions
Performance metrics and measurement	✓ No or neutral risk	• Variety and balance of performance metrics with clear targets • Strong process and rigour around performance assessment
Risk mitigation practices (e.g. incentive clawbacks, hedging prohibition, share ownership requirements)	✓ No or neutral risk	• Program is consistent with best practices • TELUS has stringent share ownership requirements and only counts actual share ownership (unvested EPSUs and RSUs are not counted)

TELUS' executive compensation is effectively managed within the framework of balanced business risk tolerance established by the Board of Directors. At each year's strategic advance meeting, the Board sets the strategic direction, which flows through the corporate scorecard, within established risk management constraints of the Company, while also taking into consideration the risks associated with that direction.

TELUS 2023 **INFORMATION CIRCULAR • 71**

72 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Linking pay and performance Corporate, business unit and individual performance results form the basis of our executive compensation program – actual payouts are closely aligned with the achievement of TELUS’ performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile of our competitors and companies in other Canadian industries of appropriate size, with Company and individual performance driving the final at-risk compensation payouts. Seventy-five per cent of target ELT compensation is delivered through at-risk pay, which is contingent on specific performance criteria. Operational and financial metrics are used for both the annual performance bonus and long-term incentive (LTI) plans. In determining annual incentive pay and annual LTI grants, we regularly review the relationship between pay and performance metrics, including at the corporate and business unit level, in our performance scorecards. 2022 performance and key compensation decisions Our team’s consistent focus on our customers first priority and the ongoing progression of our long-standing strategy contributed to solid operational and financial results in 2022: • Demonstrating our unwavering dedication to our customers in 2022 by: • Leading our peers in customer satisfaction for the 11th year in a row, receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report • Achieving industry-leading client loyalty, with blended mobile phone, PureFibre internet, Optik TV, security and voice services churn all below one per cent for the year • Achieving a postpaid mobile churn rate of 0.75 per cent, representing our ninth consecutive year of industry-leading customer loyalty with churn rates of less than one per cent • Surpassing one million new mobility and fixed customer additions in 2022, representing an all-time high for TELUS and well above our Canadian peers • Delivering our best-ever year for fixed subscriber growth of 274,000 and 401,000 net new mobile phone customers, the highest result for TELUS since 2010 • Earning multi-year recognition in 2022 for speed, network quality, user experience and expansiveness of our network from independent third-party organizations, including global analytics company Opensignal, and U.S.-based Ookla, PCMag and J.D. Power. • Our consistently strong results and transformational investments in 2022 enable TELUS to create unparalleled long-term value for our shareholders: • We announced for the fourth time since 2011, the extension of our industry-leading dividend growth program, targeting annual increases of seven to 10 per cent from 2023 through 2025 • We also announced our 23rd dividend increase since 2011, raising our annual dividends declared by approximately seven per cent over 2021 to $1.3557 • We returned significant capital to investors through our leading dividend growth program with dividends declared totalling $1.9 billion. Since 2004, TELUS has returned $23 billion to shareholders, including $18 billion in dividends and more than $5 billion in share purchases, representing $16 per share. • Our total shareholder return (share price appreciation plus reinvested dividends) has performed strongly compared to our closest peers and the broader market over multiple time periods: • Since the beginning of 2018 through December 31, 2022, TELUS has generated a total shareholder return of 38 per cent, in line with the Toronto Stock Exchange’s S&P/TSX Composite Index return of 39 per cent and outperforming the MSCI World Telecom Services Index (MSCI Telecom Index) return of (2.6) per cent; our total return also compares to the returns of BCE of 30 per cent, Rogers of 16 per cent, Verizon of (6.4) per cent and AT&T of (13) per cent 2022 highlights 1 For quantitative measures, refer to Section 11.1 of the 2022 Management’s discussion and analysis (MD&A), which is incorporated by reference herein and is available on SEDAR at sedar.com. Industry-leading 8.6% growth in operating revenues $1.3557 dividends declared per share 1.2% growth in net income 9.6% growth in cash provided by operating activities Industry-leading 9.5% growth in Adjusted EBITDA1 Industry-leading 64% growth in free cash flow1 Industry-leading 1,043,000 new mobility and fixed customer additions $125 million contributed to charitable and community organizations

TELUS 2023 INFORMATION CIRCULAR • 73 EXECUTIVE COMPENSATION AT TELUS • Since the beginning of 2013 through December 31, 2022, TELUS has generated a total shareholder return of 148 per cent, outperforming the S&P/TSX Composite Index return of 111 per cent and MSCI Telecom Index return of 51 per cent; our total return also compares to the returns of BCE of 136 per cent, Rogers of 99 per cent, Verizon of 44 per cent and AT&T of 29 per cent • Since the beginning of 2008 through December 31, 2022, TELUS has generated a total shareholder return of 311 per cent, outperforming the S&P/TSX Composite Index return of 119 per cent and MSCI Telecom Index return of 43 per cent; our total return also compares to the returns of BCE of 224 per cent, Rogers of 139 per cent, Verizon of 101 per cent and AT&T of 40 per cent • Since the beginning of 2000 through December 31, 2022, TELUS has generated a total shareholder return of 634 per cent. This result is double the S&P/TSX Composite Index return of 317 per cent and 636 percentage points higher than the return from the MSCI Telecom Index of (2.5) per cent. Moreover, over the past 10 and 15 year time periods, TELUS has surpassed the TSX return by an average of 114 percentage points. • We significantly outperformed our national peers in 2022 across several financial and operational metrics: • Delivered industry-leading financial results, including higher operating revenues of 8.6 per cent, Adjusted EBITDA growth of 9.5 per cent and free cash flow growth of 64 per cent; net income for the year increased by 1.2 per cent and cash provided by operating activities increased by 9.6 per cent • Total customer additions were 1,043,000, leading the industry and an all-time record for TELUS, as compared to BCE’s and Rogers’ additions of 723,000 and 630,000, respectively • When looking at TELUS’ subscriber growth over the last three years through the pandemic period, we have added 2,780,000 net new total customer additions, demonstrating the significant economic value we are creating through our superior product portfolio. This industry-leading growth is nearly double our next closest national peer • Total fixed customer additions were an industry-leading 274,000, our strongest year on record, as compared to BCE’s 31,000 additions and Rogers’ net loss of 4,000 • When looking at TELUS’ three-year performance through the pandemic period, total fixed net additions of 769,000 led the industry by a substantial margin • Added 401,000 new mobile phone customers, our strongest year since 2010, along with record-high connected device net additions of 368,000 • Total mobile phone and connected device net additions were 769,000, an industry-leading result, as compared to BCE’s and Rogers’ additions of 692,000 and 634,000, respectively • When looking at TELUS’ three-year performance through the pandemic period, total mobile phone and connected device net additions of 2,011,000 led the industry by a substantial margin • Mobile phone blended churn was 0.95 per cent, an industry-leading result, as compared to BCE’s and Rogers’ of 1.27 per cent and 1.37 per cent, respectively. • We further reinforced our position in 2022 as the leading social capitalism company through volunteerism and philanthropy, and expanded support for our communities, by: • Enabling $6.6 million in humanitarian and emergency relief in 2022, through cash and in-kind contributions from TELUS, our team members, our customers and TELUS Friendly Future Foundation, including support for disaster relief efforts to assist those impacted by Hurricane Fiona in Atlantic Canada, Hurricane Ian in Florida, flooding in Pakistan, the humanitarian crisis in Ukraine and the unrest in Iran • Supporting those in need, with TELUS, our team members and retirees contributing $125 million in cash, in-kind contributions, time and programs to charitable and community organizations. Additionally, our TELUS Days of Giving® mobilized over 65,000 members of our TELUS family, helping to drive 1.44 million volunteer hours globally. Since 2000, our TELUS family has gifted $1.5 billion, including $1 billion in cash, in-kind contributions, time and programs, and two million days of volunteerism, demonstrating our caring culture in action • Committing $10.6 million in cash donations to 548 charities in 2022 through TELUS Friendly Future Foundation, while fundraising $3.3 million and securing $30 million in investments from the TELUS team to establish a new bursary fund. The Foundation has contributed nearly $36 million in cash donations since its inception in 2018 • Expanding the regional reach of three TELUS Community Boards in Canada and launching our first U.S. Community Board in North Carolina. Since 2005, TELUS Community Boards have invested $100 million in more than 8,000 initiatives, providing support for underserved citizens • Further details on our social purpose and philanthropic efforts in 2022 can be found in our annual report at telus.com/annualreport and in our sustainability and ESG report. With a focus on putting our customers and communities first, underpinned by our world-leading networks, innovative technology and globally recognized culture, our team was able to deliver strong results on our most critical financial and operational performance metrics relative to scorecard targets, resulting in a 2022 corporate scorecard multiplier of 0.91. Our consistently strong results and transformational investments enable TELUS to create unparalleled long-term value for our shareholders.

EXECUTIVE COMPENSATION AT TELUS

CEO 2022 total direct compensation

CEO – Total direct compensation (TDC)[1]				
Element	2022 ($)	2021 ($)	2022/2021 $ change	2022/2021 % change
Base salary	1,600,000	1,543,750[2]	56,250	3.6
Performance bonus	1,082,880	1,111,500	(28,620)	(2.6)
EPSU[3]	1,082,880	1,111,500	(28,620)	(2.6)
RSU	12,700,000	12,000,000	700,000	5.8
Total direct compensation	**16,465,760**	**15,766,750**	**699,010**	**4.4**

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 Darren's base salary was increased to $1,600,000 effective April 1, 2021. The amount shown in the above table reflects pro-rated earnings.
3 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

Darren's 2022 total direct compensation increased by approximately four per cent over the previous year. This increase is attributed to a salary adjustment of approximately four per cent and a slightly larger grant of RSUs (50 per cent of which are performance-contingent) to recognize his overall leadership, as well as his contributions in establishing the strategy and developments that culminated in TELUS International's successful initial public offering in February 2021. However, the higher salary and RSUs were partially offset by lower performance bonus and EPSU awards.

Further details on Darren's achievements can be found on page 99.

2022 named executive officer compensation

Total direct compensation for the year-over-year comparable set of named executive officers (NEOs) (including the CEO) increased by four per cent from 2021. The overall increase in their compensation is attributable to:

- An increase of six per cent in base salaries, to align our positioning with our target pay philosophy
- An increase of six per cent in annual RSUs (50 per cent of which are performance-contingent).

Like with CEO compensation, higher NEO salaries and RSUs were partially offset by lower performance bonus and EPSU awards.

Further details on the compensation paid to our CEO and other NEOs are available starting on page 92.

Looking ahead to 2023

We regularly monitor market trends and best practices and are confident that our programs are aligned with both your expectations and our pay-for-performance philosophy.

We amended the performance period applicable for the total shareholder return component of the performance-contingent RSUs. Total shareholder return performance was previously measured over 36 months; effective for RSUs granted in 2023, performance will be measured over 33 months.

We evolved our LTI granting approach for the CEO and ELT, resulting in a modified framework that continues to be robust but now offers greater flexibility.

We will continue to evolve our corporate scorecard to focus on what matters most. For example, as part of advancing our approach to environmental, social and governance (ESG) performance metrics, we are introducing enhancements to our social capitalism index, including a new metric to drive external fundraising for TELUS Friendly Future Foundation. Approximately 25 per cent of our corporate scorecard will measure ESG performance. Furthermore, we are revising several operational performance metrics to improve the alignment of our work processes and simplification efforts with the customer experience.

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any feedback with your Board at **board@telus.com**.

Sincerely,



Mary Jo Haddad
Chair, People, Culture and Compensation Committee
On behalf of the TELUS Board of Directors

74 • TELUS 2023 **INFORMATION CIRCULAR**

EXECUTIVE COMPENSATION AT TELUS

Compensation discussion and analysis

The following is a discussion of TELUS' executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS' named executive officers (NEOs) in 2022.

For 2022, our NEOs are



Darren Entwistle
President and Chief Executive Officer (CEO)



Doug French
Executive Vice-president (EVP) and Chief Financial Officer (CFO)



Tony Geheran
EVP and Chief Operations Officer



Navin Arora
EVP and President, Business Solutions



Zainul Mawji
EVP and President, Consumer Solutions

Key compensation principles

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to our share price performance. We also drive continued levels of high performance by setting ambitious targets.

One of the primary focus areas of the People, Culture and Compensation Committee (People Committee) is to maintain an executive compensation program that supports the achievement of three objectives:

- To advance our business strategy
- To enhance our growth and profitability
- To attract and retain the key talent necessary to achieve our business objectives.

The People Committee utilizes an approach to compensation that is both market-based and performance-based. An executive's compensation is based on their individual performance, together with corporate performance and position within a range determined with reference to market compensation data.

Linking executive pay to actual performance ensures that executive compensation is aligned with shareholder and other stakeholder value creation. This includes the compensation of our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company).

At target, 85 per cent of CEO compensation and 75 per cent of ELT compensation is variable, dependent on performance. Compensation consists mainly of variable compensation that is tied to TELUS' performance.

1. We pay for performance

CEO target pay mix


33.5%
15%
9%
9%
33.5%
85% at risk
Base salary
Performance bonus
EPSUs
Time-vested RSUs
Performance-contingent RSUs

ELT target pay mix


25%
25%
12.5%
12.5%
25%
75% at risk
Base salary
Performance bonus
EPSUs
Time-vested RSUs
Performance-contingent RSUs

Components of variable compensation		Performance metrics
Short-term	Performance bonus (cash)	Combination of corporate and business unit scorecard results, and achievement of individual performance objectives
Medium-term	Executive performance share units (EPSUs)	Same metrics as annual bonus for grants, plus subsequent share price performance
Long-term	Restricted share units (RSUs)	Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections

TELUS 2023 **INFORMATION CIRCULAR** • 75

76 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS 2. We promote sound risk-taking Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help manage and mitigate risk in executive compensation. Independent People Committee – All of our People Committee members are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual Independent consultant – We use an external independent executive compensation consultant to assess our executive compensation programs and ensure they are aligned with shareholder and corporate objectives, best practices and governance principles Pay for performance – At-risk pay (linked to the Company’s performance) is 85 per cent of target total direct compensation for the CEO and 75 per cent of target total direct compensation for the ELT Caps on payouts – Incentive awards are capped to avoid excessive payouts, and caps are aligned with market practice Balanced performance metrics – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a singular performance metric at the expense of the business overall • At target, only nine per cent of CEO pay (the annual performance bonus) is tied to short-term results, with nine per cent tied to medium-term results (EPSUs) and 67 per cent in the form of long-term incentives (LTI). For the ELT, only 12.5 per cent of pay is tied to short-term results, with 12.5 per cent tied to medium-term results and 50 per cent in the form of LTI • Fifty per cent of LTI awards are subject to performance-vesting criteria Balance between short-term and long-term incentives – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation Stress-testing of targets – Targets for corporate performance scorecard metrics are stress-tested and generally made more difficult to attain each year, in order to promote continuous stretch and performance improvement year over year, as reviewed by the Board Overlapping performance periods – Within our LTI program, an overlap in vesting ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own Clawback policy – Allows the People Committee to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financial results Insider trading policy and process – Executive officers (including the CEO) are required to pre-clear all trades to protect against insider trading and trading during blackout periods Stringent share ownership requirements – The CEO is required to hold 7x base salary and ELT members are required to hold 3x base salary in TELUS shares Hold period after retirement – The CEO and ELT are required to comply with share ownership requirements for one year following retirement What we do x Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements x Maintain or reduce performance target levels for incentive plans; steadily increasing performance levels must be achieved to realize payouts year after year x Guarantee a minimum level of vesting for our performance-contingent RSUs x Offer single-trigger change in control rights to executives x Include unvested RSUs, EPSUs or unexercised options (if any) in the calculation of share ownership targets x Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance x Over-emphasize any single performance metric x Guarantee annual base salary increases or bonus payments x Offer excessive perquisites What we do not do

TELUS 2023 INFORMATION CIRCULAR • 77 EXECUTIVE COMPENSATION AT TELUS An important part of the People Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2022, Meridian Compensation Partners Inc. (Meridian), the People Committee’s independent compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories: • Pay philosophy and governance • Pay structure • Performance metrics/measurement • Risk mitigation practices. After considering the results of the assessment and internal review, the People Committee did not identify any risks in relation to the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. 3. We balance the short, medium and long-term Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and over-lapping vesting of equity incentives and other incentive vehicles. LTI awards (time-vested and performance-contingent RSUs, both of which cliff-vest over approximately three years) are granted on an annual basis, resulting in a continuously overlapping vesting schedule rather than a one-time vesting event after which an executive will have little outstanding LTI. Medium-term incentives (EPSUs) are granted in the same way. This approach ensures that our executives’ interests are not tied solely to success in any single performance period. 2020 2021 2022 2023 2024 2025 Salary Short-term incentive Medium-term incentive1 Long-term incentive 2024 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2023 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2022 compensation 1 Medium-term incentives reflect EPSUs, vesting one-third per year. Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. Overlapping performance periods and vesting mitigate against excessive risk-taking and promote a long-term focus.

78 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS 5. We align compensation with corporate strategy TELUS utilizes an approach to compensation that is both market-based and performance-based. Our compensation structure is established based on benchmarking relative to a select comparator group made up of TELUS’ direct competitors and companies in other Canadian industries of an appropriate size compared to the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also use a U.S.-based comparator group as a secondary reference point. Our long-standing national growth strategy was founded on our strategic intent – to unleash the power of the internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include: • Building national capabilities across data, IP, voice and wireless • Providing integrated solutions that differentiate TELUS from our competitors • Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business • Focusing relentlessly on the growth markets of data, IP and wireless • Going to market as one team under a common brand, executing a single strategy • Investing in internal capabilities to build a high-performance culture and efficient operation. To further advance our strategy, each year we establish corporate priorities. For 2022, these priorities were: • Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendlyTM However, an executive’s actual compensation may be positioned above or below the market benchmark, based on the scope of their role and their expertise, experience and performance. Of note, LTI grant amounts are tailored to both the market and the individual and are based on an executive’s retention value and future potential. The Board considers this performance-based and forward-looking approach to granting LTI awards to be a best practice, in contrast to typical market practice where LTI awards are granted solely based on market benchmarks. • Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services • Scaling our innovative digital capabilities in TELUS International, TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence. To align executive compensation with our corporate strategy, we directly link an executive’s performance to the achievement of our strategic imperatives and corporate priorities, and by extension, to their pay. The CEO and ELT members’ performance bonus is determined through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards. Our 2022 corporate scorecard metrics (see page 98), the business unit scorecard metrics (see page 101), and individual performance of our executives are directly linked to achieving these priorities. 4. We reward contribution Compensation is established based on the scope and responsibility of the role and the executive’s expertise, experience and performance, and is compared to a peer group consisting of competitors and companies in other Canadian industries of comparable complexity and size. The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.

TELUS 2023 INFORMATION CIRCULAR • 79 EXECUTIVE COMPENSATION AT TELUS 6. We align compensation with long-term shareholder value creation 7. We align our pay practices across the organization Our executive compensation programs closely link actual payouts to the creation of sustainable shareholder value. In fact, shareholder value has grown significantly faster than our executives’ actual compensation levels. Where most companies pay annual bonuses entirely in cash, we deliver half of our annual bonuses in the form of EPSUs. To further ensure alignment with shareholders’ interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive’s annual TELUS’ pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation: • We ensure that executives’ annual base salary increases are relatively aligned with annual base salary increases for positions below the executive level • All employees share in the achievement of corporate success through participation in a common performance bonus program that may increase or decrease based on corporate scorecard results • All employees within a business unit share in the achievement of their team’s success through their respective business unit scorecard • Increases in a team member’s responsibility or role (such as a promotion) are accompanied by appropriate and commensurate changes in pay performance cash bonus and dividing it by the value of TELUS common shares at either the beginning or end of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if TELUS’ share price declined over the course of the year. In addition, at least 50 per cent of each ELT member’s total compensation is delivered in the form of RSUs, 50 per cent of which have performance conditions to further create alignment with shareholders’ interests. • We use market compensation data, along with other relevant internal factors (such as internal equity and strategic significance) to develop base salary ranges and target compensation levels for all TELUS positions; for roles governed under collective bargaining agreements, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement • In reflection of market best practices for executive compensation, CEO pay is assessed relative to other NEOs to ensure that the ratio remains reasonable. TELUS’ 10-year total shareholder return (from December 31, 2012 to December 31, 2022) was: 148% The total increase in 2022 CEO total direct compensation relative to 10 years ago (2012 CEO total direct compensation) was: 78% CEO and ELT compensation is aligned with total shareholder return. Consistent with the approach taken for the broader TELUS team, we adjusted executive salaries in 2022 to improve market competitiveness, in light of our target pay philosophy.

80 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Board oversight and compensation governance The Board is responsible for both executive compensation and shareholder engagement. The Board oversees the work of the People Committee, which is responsible for reviewing and recommending CEO compensation for the Board’s approval and for reviewing and approving ELT compensation arrangements. The People Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent compensation consultant (the Board advisor). The EVP, People and Culture and Chief Human Resources Officer (CHRO), and the People and Culture team, are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the People Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate compensation consultant (the management consultant). The People Committee The People Committee is responsible for: • Overseeing the Company’s people and culture strategy, including our executive compensation philosophy and guidelines • Reviewing corporate performance metrics and any year-end performance adjustments as proposed by management • Determining CEO goals and objectives relative to compensation, and evaluating CEO performance • Reviewing and recommending CEO compensation to the Board based on its evaluation • Approving ELT compensation • Overseeing ELT succession planning • Reviewing and monitoring the Company’s exposure to risks associated with its executive compensation program and policies, and identifying practices and policies to mitigate these risks • Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans. The People Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. CONSULTS REPORTS REPORTS REPORTS ELECTS CHRO and People and Culture team responsible for our HR strategies and policies and ensuring alignment between TELUS’ executive and non-executive compensation programs People Committee responsible for our compensation programs and practices Corporate Governance Committee works in collaboration with the People Committee to monitor and identify best practices for compensation and disclosure Board of Directors engages with shareholders and oversees compensation program and practices Shareholders have a say on pay CONSULTS CONSULTS Board advisor (see page 82) Management consultant (see page 82)

TELUS 2023 INFORMATION CIRCULAR • 81 EXECUTIVE COMPENSATION AT TELUS People Committee experience Members of the People Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enables them to make effective decisions on our compensation practices. All of the People Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired experience relevant to their responsibilities for reviewing and considering executive compensation. The Board has determined that all members of the People Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of their responsibilities as a member of the Committee: • Mary Jo Haddad – Mary Jo has over 30 years of experience in the healthcare sector in Canada and the United States, and is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She was previously a member of the compensation committees of the Toronto-Dominion Bank and of various non-profit organizations. Mary Jo joined the People Committee in 2016 and became Chair of the People Committee in May 2017. She is also a member of the Corporate Governance Committee. • Ray Chan – Ray is a corporate director with over 40 years of experience in the oil and gas industry. He has held several senior executive positions, serving as CEO, CFO, Executive Chair and Independent Chair. He was the Lead Independent Director of Baytex Energy Corp. from 2018 to 2019 and was Chair of its human resources and compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. and TORC Oil & Gas Ltd. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray joined the People Committee in 2013 and is also the Chair of the Pension Committee. • Hazel Claxton – Hazel is a corporate director and the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (since renamed LifeWorks Inc. and now a part of TELUS Health), a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she gained significant finance and accounting experience and held several leadership roles, including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Allied Properties REIT, University Pension Plan Ontario and Unity Health Toronto, and is a Chartered Professional Accountant. Hazel joined the People Committee in 2022 and is also a member of the Audit Committee. • Kathy Kinloch – Kathy is a corporate director and was President of the British Columbia Institute of Technology (BCIT), a position she held from 2014 until her retirement in June 2022. From 2007 to 2013, Kathy held the positions of Dean of Health Sciences at BCIT and then President of Vancouver Community College. Kathy has extensive experience in the public sector and has served on the compensation committees of organizations in which she has held a CEO or vice-president role. She also currently serves on a number of public sector and not-for-profit boards. Kathy joined the People Committee in 2018 and is also a member of the Corporate Governance Committee. • Christine Magee – Christine is the Co-Founder and Chair of Sleep Country Canada, having co-founded the company in 1994. From 1982 to 1994, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada. She currently serves on the board and the compensation committee for Metro Inc., as well as other private and not-for-profit organizations, including Woodbine Entertainment Group, Trillium Health Partners and The Talent Fund. As Chair and former President of Sleep Country Canada, she managed the executive compensation programs and policies for the company. Christine joined the People Committee in 2021 and is also a member of the Pension Committee. • John Manley – John is a Senior Business Advisor with the law firm Bennett Jones LLP. He is the former President and CEO of the Business Council of Canada, a position he held from 2010 to 2018. From 2004 to 2009, he served as counsel to the law firm McCarthy Tétrault LLP. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs, and Finance. John joined the People Committee in 2020 and is also a member of the Corporate Governance Committee. Assuming his re-election as a director at this year’s annual shareholders’ meeting, John will become Chair of the Board immediately following the meeting and will step down from the Corporate Governance and People Committees. • Marc Parent – Marc is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. Marc has over 35 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently serves on the boards of the Business + Higher Education Roundtable and the McGill University Health Centre Foundation. Marc joined the People Committee in 2018 and is also a member of the Pension Committee. Further information about the People Committee members can be found under Director profiles on pages 25 to 33.

82 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Executive compensation consultants The People Committee has retained Meridian as its independent compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010. The Board advisor’s mandate is to support the Board, and specifically the People Committee, as well as the Corporate Governance Committee. The nature and scope of Meridian’s services include: • Preparation for and attendance at People Committee meetings and select management meetings, including meetings with the Chair of the People Committee • Advice on CEO and ELT compensation • Advice on incentive metrics and the assessment of annual and long-term incentive performance • Ongoing support with regard to current market practice, governance, regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure • An independent assessment of risks associated with executive pay policies and practices • Advice on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance analysis, review and drafting of the information circular, and preparation of regular education sessions on executive compensation trends. As an independent advisor, Meridian does not receive direction from the People Committee to perform any of these services in any particular manner or under any particular method. The Chair of the People Committee approves all invoices for executive compensation work that Meridian performs. The People Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services provided by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year. Prior to 2019, Meridian was TELUS’ single independent compensation consultant. Consistent with best practice, to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters, TELUS appointed Mercer (Canada) Limited (Mercer) as its management consultant in 2019. The mandate of the management consultant is to provide executive compensation consulting services that will enable management to deliver on their objectives. The nature and scope of Mercer’s services include: • Reviewing compensation philosophy, share ownership guidelines and executive policy changes • Advising on the composition of TELUS’ compensation and performance peer groups • Analyzing market executive pay levels and trends, including detailed analyses for the CEO and ELT • Advising on CEO and ELT compensation and performance levels • Conducting analyses to evaluate the relationship and linkage between pay and performance • Advising on any corporate scorecard adjustments proposed by management • Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications, and materials prepared by management for the People Committee. Board advisor fees The following table lists the fees billed by our Board advisor, Meridian, for the past two years. In 2022, Meridian provided no services other than those related to director and executive compensation. Type of work 2022 ($) 2021 ($) Services related to determining executive officer and director compensation 251,742 298,691 All other fees nil nil Total 251,742 298,691

TELUS 2023 INFORMATION CIRCULAR • 83 EXECUTIVE COMPENSATION AT TELUS Total compensation at a glance Component Targeted % of total Description Objective Annual compensation Fixed base salary CEO 15.0 ELT 25.0 • Salary ranges are established for each position based on external benchmarking, with the midpoint of the range being set at the median of the Canadian comparator group Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group Annual performance bonus CEO 9.0 ELT 12.5 • At target, 60 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Tied to corporate, business unit and individual performance, with corporate performance given 80 per cent weighting for the CEO and 70 per cent weighting for ELT members (see pages 84 to 86) • Performance metrics can result in payouts ranging from zero (for below-threshold performance) to 200 per cent of target (for exceptional performance) Provides an annual cash award based on corporate, business unit and individual results Medium-term incentive EPSUs CEO 9.0 ELT 12.5 • At target, 60 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs to be awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning or end of the prior year (see page 86) • EPSUs vest one-third every year over a period of just under three years, and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings) • EPSUs are taxed as employment income Links a portion of annual compensation to both the achievement of performance targets and shareholder return over the medium term Long-term incentive RSUs CEO 67.0 ELT 50.0 • Delivered 50 per cent each in time-vested and performance-contingent RSUs (see pages 87 and 88) • Executives’ grant allocations are differentiated based on their retention value and future potential, as well as external benchmarking • RSUs cliff-vest in just under three years • RSUs are taxed as employment income Encourages retention and links a significant portion of compensation to both the achievement of performance targets and shareholder return over the long term Indirect compensation Benefits and perquisites • A competitive executive benefits program, including comprehensive annual health assessments for executives and their spouses • Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan Retirement benefits • Registered defined benefit plan and supplemental retirement arrangement (SRA) consistent with market practice. The SRA provisions are described on pages 110 to 112 • In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees Compensation elements for the CEO and ELT The key components of total direct compensation for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance over the medium term, approximately three years) and LTI (paid 50 per cent each in time-vested and performance-contingent RSUs to promote the retention of the executive and reward performance over the long term). Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See pages 110 to 112 for details.

EXECUTIVE COMPENSATION AT TELUS

2022 approach to compensation

Base salary methodology

At TELUS, we set our salary range midpoints at the 50th percentile of the Canadian comparator group. We then set individual base salaries to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The People Committee considers and approves ELT base salaries, while the Board approves the CEO's base salary based on the People Committee's recommendation.

At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (paid in cash)
- Medium-term incentives (paid in EPSUs)
- Long-term incentives (paid in RSUs), of which:
  - Fifty per cent is time-vested
  - Fifty per cent is performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on corporate, business unit and individual performance.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

Executive's actual salary earned in 2022 x Executive's target bonus, as a percentage of salary x Corporate scorecard multiplier (minimum: 0%, maximum: 200%) x Corporate weighting (CEO: 80%, ELT: 70%) = Corporate performance payout

+

Executive's actual salary earned in 2022 x Executive's target bonus, as a percentage of salary x Business unit and individual multiplier (minimum: 0%, maximum: 200%) x Business unit and individual weighting (CEO[1]: 20%, ELT: 30%) = Business unit and individual performance payout

=

Annual performance bonus

1 The CEO's 20 per cent weighting reflects only individual performance.

84 • TELUS 2023 INFORMATION CIRCULAR

TELUS 2023 INFORMATION CIRCULAR • 85 EXECUTIVE COMPENSATION AT TELUS To determine the annual performance bonus for each executive, we follow a four-step process: • Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) • Step 2: Assess corporate performance as measured by corporate scorecard results • Step 3: a) Assess business unit performance as measured by business unit scorecard results b) Assess individual performance as measured by the amazing people performance development (APPD) model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result • Step 4: Calculate the annual performance bonus based on the above payout formula. Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) Each executive’s target bonus for 2022 is determined by the following formula: Step 2: Assess corporate performance as measured by corporate scorecard results Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2022 metrics measured achievements in three areas: TELUS team, customers first, and profitable growth and efficiency. See page 98 for details on the 2022 corporate scorecard and our results. Setting objectives The objectives in our corporate scorecard are set each year and approved by the People Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board. The key aspects of the target-setting process include: • Selecting measurable and auditable performance metrics • Ensuring that, as a general principle, the threshold target for any metric (which yields a 0.5x performance multiplier) exceeds the actual result on that metric in the previous year. The target (which yields a 1.0x performance multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board • Stress-testing current-year targets against the prior-year scorecard to support year-over-year continuous improvement • Ensuring that targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard • Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities. During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the People Committee reviews and has approval authority for all adjustments proposed by management. Step 3a: Assess business unit performance as measured by business unit scorecard results ELT members are also evaluated against their business unit scorecard. These scorecards measure the overall performance of the business unit and apply to all team members within the respective business unit. Business unit goals are established annually and consist of a number of performance metrics across the same categories in our corporate scorecard (TELUS team, customers first, and profitable growth and efficiency), which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities. The purpose of the business unit scorecard is to: • Articulate and communicate the business unit strategy • Align individual, organizational and cross-departmental initiatives to achieve common business unit goals • Recognize levels of achievement against our strategy • Establish common language and shared accountability, in order to drive effective strategic dialogue. There are many potential metrics that could be included in the business unit scorecard. The senior leadership team within each business unit selects metrics that are readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also consider year-to-year consistency with the business units’ annual priorities. In addition, team members should feel they have the ability to contribute towards reaching the related targets. Lastly, if there are too many metrics, the significance of each becomes diluted. The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2. Executive’s actual salary earned in 2022 ($) Executive’s annualized base salary over the course of 2022 (pro-rated if needed) Executive’s target bonus (%) Executive’s target bonus percentage over the course of 2022 (pro-rated if needed) x

86 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Step 3b: Assess individual performance as measured by the APPD model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result Since 2020, individual performance for the CEO and ELT has been evaluated using our APPD model, which measures the executives’ results against goals (what you do), and values (how you do it). The CEO’s individual performance is assessed by the People Committee, with input from the Board that is collected by the Chair of the People Committee, and by Meridian’s formal CEO evaluation process. The Chair of the People Committee invites Board members to provide their comments or observations regarding the CEO’s performance in writing, prior to the People Committee meeting where its members will assess the performance of the CEO. Each ELT member’s individual performance is initially assessed by the CEO. The CEO then uses this evaluation to adjust each ELT member’s business unit result in Step 3a to arrive at an overall business unit and individual performance payout. Step 4: Calculate the annual performance bonus The People Committee, with input from the Board, assesses the CEO’s individual performance and leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate scorecard, recommends for the Board’s approval the annual performance bonus of the CEO, using the formula on page 84. The People Committee reviews the CEO’s assessment of each executive’s performance and recommendations on each ELT member’s business unit and individual multiplier, and determines the annual performance bonus for each executive, also using the formula on page 84. The relative weighting of corporate, business unit and individual performance in the determination of a team member’s performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the CEO’s case, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors. Corporate and business unit payouts can range from zero for below-threshold performance to a maximum of 200 per cent for exceptional performance. Each ELT member’s individual performance is used to adjust their business unit results to arrive at an overall payout for business unit and individual performance. This approach ensures that at-risk pay reflects actual performance, and requires outstanding results in order to generate above-target payouts. At-risk pay: Medium-term incentives (EPSUs) Methodology Medium-term incentives are paid through EPSUs under the Performance Share Unit Plan (PSU Plan). EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to TELUS’ share price performance. We achieve this by pegging the value of EPSUs to the value of TELUS shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years, where one-third of the EPSUs vest each year. EPSUs are taxed as employment income. We believe complementing the annual performance bonus with this medium-term incentive (targeted at 60 per cent of base salary for the CEO and 50 per cent of base salary for the ELT) is an approach that is better aligned with shareholders’ interests than paying out the entire annual incentive amount in cash. Deferring and linking this portion of executive compensation to our share price performance also distinguishes us from direct competitors and other comparable companies that target cash bonuses at 125 to 150 per cent of base salary for their CEO and 75 to 100 per cent for their other NEOs. To determine this award, we start with the amount of the annual performance bonus and apply the following formula: EPSU award = The dollar value of the annual performance bonus The higher of TELUS’ share price at the beginning or end of the year1 1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. Any decline in the price of TELUS shares over the performance year directly reduces the value of an executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited, further supporting retention. See pages 120 and 121 for a description of key terms of the PSU Plan. The Board approves the CEO’s annual EPSU award upon the People Committee’s recommendation, while the People Committee approves EPSU awards for the ELT following its review of the CEO’s assessment of each ELT member’s annual performance. According to our benchmarking, peer companies target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for their other NEOs. At TELUS, our annual target performance bonus (paid in cash) equals 60 per cent of base salary for the CEO and 50 per cent of base salary for the other NEOs. An equal target amount is awarded in EPSUs, which further improves alignment with shareholders’ interests.

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Long-term incentives (RSUs)

Methodology

LTI can be awarded through RSUs granted under the RSU Plan and / or options granted under the Management Option Plan. However, we now primarily use RSUs and have not issued options on a company-wide basis since 2012. RSUs are taxed as employment income.

Our LTI awards have several key features:

- They are typically delivered in the form of RSUs that cliff-vest in just under three years following grant
- The Board (for the CEO) and the People Committee (for the ELT) approve RSU grant dollar values. These values are then converted into units based on TELUS' share price on the grant date, as determined in accordance with the RSU Plan (see pages 121 and 122 for details)
- The size of these awards, which are usually determined at the beginning of the fiscal year, are based upon an executive's retention value and future potential, as well as market compensation levels
- The People Committee also considers the size of grants made in the previous three years, as well as the amount of LTI that is still unvested
- 50 per cent of the overall notional LTI value delivered to executives is in the form of performance-contingent RSUs; the remaining half is in the form of time-vested RSUs.

Performance-contingent LTI

Our performance-contingent RSUs feature a performance period spanning approximately three years, and cliff-vest shortly after the end of the performance period.

The two performance metrics are:

- Relative total shareholder return (TSR), weighted at 75 per cent of total performance, compared to a composite of incumbent global telecom companies, over a 36-month period; accordingly, the relative TSR component of performance-contingent RSUs granted in February 2022 has a performance period from October 1, 2021 to September 30, 2024, for a payout in November 2024 (if earned)
  - Effective for RSUs granted in 2023, relative TSR performance will be measured over a 33-month period instead of a 36-month period; accordingly, the relative TSR component of performance-contingent RSUs granted in February 2023 has a performance period from January 1, 2023 to September 30, 2025
- Total customer connections (TCC), weighted at 25 per cent of total performance and measured annually over three equally-weighted years.

Type of LTI	Performance metric	Weighting
Performance-contingent LTI	Relative TSR	37.5%
	TCC	12.5%
Time-vested LTI		50.0%

Relative total shareholder return

The People Committee believes that TSR over approximately three years, relative to a customized benchmark consisting of over 20 incumbent telecoms worldwide (the performance peer group), is an appropriate metric to use in determining the payout of TELUS' performance-contingent RSUs, as it enhances the alignment of executive pay with shareholders' interests. It is also consistent with leading market practices and is a reliable and accurate measurement of our ability to create shareholder value relative to other industry comparators, as we acknowledge that telecom investors have a choice as to where they invest their capital.

The following chart depicts our TSR payout scale, where payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent of target (if TELUS ranks at or above the 90th percentile):


Relative TSR payout scale
200%
150%
100%
50%
0
Payout
0
15
30
45
60
75
90
100
Performance percentile

This performance scale is more challenging than what is typically observed in the market, where a 50 per cent payout often corresponds with 25th percentile performance and a 200 per cent payout often corresponds with 75th percentile performance.

LTI is designed to promote retention and reward the achievement of business objectives over the longer term (three years and beyond) by providing future income that is linked to performance.

TELUS 2023 INFORMATION CIRCULAR • 87

EXECUTIVE COMPENSATION AT TELUS

Total customer connections

TCC is an internal, absolute operational performance metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The People Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to 2019, the metric was based on a three-year forecast established at the time of the grant. In 2019, we revised our methodology to more closely align with business strategies and the annual budgeting process.

As a result of this change, TCC is now based on the average of three annual targets that are established at the beginning of each one-year period and aligned with certain connections in the net additions index of the annual corporate scorecard. These annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the People Committee.

We do not disclose TCC targets for our performance-contingent LTI as this would be detrimental to the best interests of our shareholders, since it would provide our competitors with insight into our strategic business plans and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Board and the People Committee are confident that this year's threshold, target and stretch goals for TCC are set on a basis that requires significant effort and will be challenging to achieve.

Payouts for TCC performance could range from zero to 200 per cent of target: a minimally acceptable level of performance results in a 50 per cent payout, at-target performance results in a target (100 per cent) payout, and a maximum level of performance results in a 200 per cent payout.

Payout calculation methodology

Upon vesting, the payout for each metric is calculated using the following formula:

Number of share units at vesting
(including reinvested dividends)
X
Share price at the time of vesting
X
Performance multiplier for that metric

= Payout award

The following table illustrates the payout if an executive is granted an RSU award of $1 million, assuming a share price of $25 at the time of grant, a share price of $30 at vesting, and a 100 per cent performance multiplier for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to dividends accrued on the shares, which would enhance the overall award value.

LTI component	Performance element	Grant value	Number of RSUs granted at $25[1]	Vesting value with share price at $30[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	20,000	20,000 x $30 = $600,000	Not applicable	$600,000
Performance-contingent RSUs	Relative TSR (75% weight)	$375,000	15,000	15,000 x $30 = $450,000	60th percentile ranking = 100% payout	$450,000
	TCC (25% weight)	$125,000	5,000	5,000 x $30 = $150,000	At-target performance = 100% payout	$150,000
Total		$1,000,000				$1,200,000

1 Dollar figures used are for illustrative purposes only; they do not reflect forward-looking statements, targets or guidance.

Prior to paying out any performance-contingent RSUs, the People Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the People Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities that TELUS faced that were not contemplated or reasonably expected at the time the grant was approved.

Increases (subject to a maximum of 200 per cent) or decreases to the performance multiplier could reflect:

- Changes in the composition of telecom companies used to benchmark TELUS' relative TSR
- Extraordinarily good or poor performance
- External factors affecting performance, such as significant regulatory changes in the Canadian telecom landscape
- Other factors that the People Committee or the Board, as applicable, shall determine at its discretion.

88 • TELUS 2023 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Assessing individual performance

Unlike most organizations, our LTI grants adhere to our overall philosophy in that they are tailored to both the market and the individual – an approach that we deem to be a leading practice and preferable to LTI grants based exclusively on benchmarking.

We establish LTI grant amounts for the CEO and ELT through our talent summary approach, which focuses on both the individual executive's retention value and their future potential.

For retention value, retention risk is assessed as **high** or **highest** based on:

- Opportunities in the internal or external market, or how sought-after the executive's skill set or experience is in the marketplace relative to their peers
- How easily replaceable the executive's skill set or experience is in the marketplace relative to their peers
- How costly (either directly or indirectly) it would be to replace the executive relative to their peers
- How readily available comparable opportunities are externally.

For future potential, an executive is assessed based on TELUS' professional development objectives:

- **Grow and enrich:** Personalize learning and development for continued growth
- **Growth potential for progressive ELT role(s):** Begin to increase responsibilities and augment portfolio
- **High potential and/or CEO potential:** Executive has high potential to take on significantly greater responsibility in the future, or is a potential CEO successor.

The following framework was used for granting LTI to the CEO and ELT in 2022, based on total direct compensation (equal to the sum of base salary, annual performance bonus, EPSUs and LTI):

		Future potential		
		Grow and enrich	Growth potential for progressive ELT role(s)	High potential and/or CEO potential (for ELT)
Retention value	Highest	~Third quartile total direct compensation positioning	~75th percentile total direct compensation positioning	~Top quartile total direct compensation positioning
Retention value	High	~Second quartile total direct compensation positioning	~Third quartile total direct compensation positioning	~75th percentile total direct compensation positioning

For each position and performance category, we establish LTI ranges using target total direct compensation percentiles that are derived through benchmarking. With the support of our compensation consultants, the market percentiles are normalized to minimize the influence of outlying data. Actual LTI award amounts may vary as to position executives anywhere between the second quartile and the top quartile of the comparator group on total direct compensation.

For 2023, we evolved our approach for CEO and ELT LTI grants by removing the middle future potential category and increasing the degree of overlap between the remaining ranges. This modified framework resulted in increased flexibility while still maintaining our standards of rigour and differentiation:

		Future potential	
		Grow and enrich	High potential and/or CEO potential (for ELT)
Retention value	Highest	~Third quartile total direct compensation positioning	~Top quartile total direct compensation positioning
Retention value	High	~Second quartile total direct compensation positioning	~Third quartile total direct compensation positioning

For the CEO, RSU grants require Board approval upon the People Committee's recommendation. For executives other than the CEO, the CEO first recommends RSU grants to the People Committee, which after considering the CEO's recommendations, recommends to the Board the total value of RSUs to be granted in aggregate to all executives. The People Committee approves individual ELT grants.

The aggregate dollar amount for annual RSUs granted below the executive level is approved by the People Committee, but individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and consider both internal and external performance measures consistent with our pay-for-performance philosophy. The People Committee, however, retains the authority to reduce or supplement compensation in exceptional circumstances.

In assessing performance against the 2022 corporate scorecard, the People Committee and the Board did not exercise discretion to adjust any performance metrics. Our 2022 corporate scorecard performance resulted in a multiplier of 0.91. For further details, see page 98.

TELUS 2023 **INFORMATION CIRCULAR • 89**

90 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Benchmarking Highlights • We select a Canadian comparator group composed of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels • We also use a U.S.-based comparator group as a secondary reference point • Benchmarking results are size-adjusted to the Company’s revenues, if required • The list of comparator companies is reviewed and updated annually by the People Committee. Selection of comparator group Each year, the People Committee reviews and selects a comparator group for compensation benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is composed of TELUS competitors and appropriately sized companies in other Canadian industries, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. Typically, we consider an appropriate size range for companies included in our comparator groups to be roughly one-third to three times TELUS’ total revenues, subject to the availability of suitable industry comparators. All of the Canadian companies selected for compensation benchmarking in 2022 are near or within this range. Companies included in the 2022 Canadian comparator group had trailing 12-month revenues ranging from $4.5 billion to $58.3 billion, with a median of $16.3 billion, compared to TELUS’ revenue of $18.4 billion. As illustrated in the following graph, TELUS is positioned at the 59th percentile on trailing 12-month revenues and at the 36th percentile on market capitalization. $0 $80 $60 $40 $20 Trailing 12-month revenues Market capitalization 75th percentile Comparator group 50th percentile 25th percentile TELUS P TELUS percentile 0 20 40 60 80 ($ billions) P59 P36 The People Committee also approved the continued use of a U.S.-based telecommunications comparator group, in recognition of increasing competitiveness in the telecommunications industry and the global nature of the executive talent pool. This comparator group is not directly used for benchmarking but serves as a secondary source of executive compensation data. Companies included in the 2022 U.S. comparator group had trailing 12-month revenues ranging from US$4.2 billion to US$79.6 billion, with a median of US$13.1 billion. The Canadian comparator group selected in 2022 is listed in the following table and is identical to the comparator group selected in 2020 and 2021. Canadian comparator group used for compensation benchmarking Bank of Montreal (diversified banks) Loblaw Companies Limited (food retail) BCE Inc. (telecommunications services and media) Nutrien Ltd. (fertilizers and agricultural chemicals) Canadian Imperial Bank of Commerce (diversified banks) Quebecor Inc. (telecommunications services and media) Canadian National Railway Company (railways) Rogers Communications Inc. (telecommunications services and media) Canadian Pacific Railway (railways) Shaw Communications Inc. (telecommunications services) Canadian Tire Corporation, Limited (general merchandise) Shopify Inc. (internet services) CGI Group Inc. (IT consulting and systems integration) Suncor Energy Inc. (integrated oil and gas) Enbridge Inc. (oil and gas storage and transportation) TC Energy Corp. (oil and gas storage and transportation) Fortis Inc. (electric utilities) Thomson Reuters Corp. (publishing)

TELUS 2023 INFORMATION CIRCULAR • 91 EXECUTIVE COMPENSATION AT TELUS Benchmarking process The People Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation levels for its executives against market data from the Canadian comparator group to ensure our offerings are competitive. The People Committee then considers data from the U.S.-based comparator group to obtain a secondary reference point. The People Committee also considers the value of an executive’s other indirect compensation elements, such as benefits, retirement programs and perquisites, against data from the Canadian comparator group. Throughout the process, the People Committee engages and receives expert advice from the Board advisor, who reviews competitive data and provides information on market trends. The Committee also considers management’s recommendations. The benchmarking data, along with factors such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance. The U.S. comparator group selected in 2022 is listed in the following table and is identical to the comparator group selected in 2020 and 2021. U.S.-based comparator group used as secondary market reference CenturyLink Inc. Qualcomm Inc. DISH Network Corp. T-Mobile US, Inc. Liberty Global PLC Telephone and Data Systems Inc. Motorola Solutions Inc. U.S. Cellular Corp.

EXECUTIVE COMPENSATION AT TELUS

2022 actual compensation paid to named executive officers

Darren Entwistle
President and CEO

Darren is responsible for TELUS' strategy and its successful execution. Since 2000, he has guided TELUS in generating operational and financial results that are world-leading. Darren is equally committed to advancing TELUS' globally recognized performance culture, predicated on a relentless passion for putting customers first and championing TELUS' social purpose in the communities where it operates, worldwide.



Key 2022 results

- Advanced TELUS' leadership in social capitalism, leveraging its technology innovation and human compassion to keep customers and communities connected to what matters most, including healthcare, online education and the flexibility to work remotely; all with the attendant environmental benefits.

  This was complemented by the TELUS team contributing 1.44 million volunteer hours and $125 million in cash, in-kind contributions, time and support programs to charitable and not-for-profit organizations in 2022. Since 2000, the TELUS family has gifted $1.5 billion, including two million days of volunteerism.
- Progressed TELUS' track record of delivering world-leading shareholder returns. Since the beginning of 2000 through December 31, 2022, TELUS has generated a total shareholder return of 634 per cent. This result is double the S&P/TSX Composite Index return of 317 per cent and 636 percentage points higher than the return from the MSCI World Telecom Services Index of (2.5) per cent.
- Guided the Company in surpassing one million mobility and fixed client additions in 2022 – an all-time high and well above its Canadian peers – while achieving industry-best operating revenues, Adjusted EBITDA and free cash flow growth of 8.6, 9.5 and 64 per cent, respectively; and net income and cash provided by operating activities growth of 1.2 per cent and 9.6 per cent, respectively. In addition, TELUS continued its leadership in customer loyalty, achieving blended mobile phone, PureFibre internet, Optik TV, security and voice churn rates all below one per cent, and a postpaid mobile churn rate of 0.75 per cent, representing the Company's ninth consecutive year of industry-leading customer loyalty with churn rates of less than one per cent.
- Completed TELUS' historic acquisition of LifeWorks, welcoming 7,000 skilled and talented team members into the TELUS Health family. Notably, the powerful combination of these organizations creates a globally leading, end-to-end, digital-first employee primary and preventative healthcare, mental health and wellness platform serving clients in over 160 countries and covering 68 million lives – and growing. In early 2023, TELUS International (TI) also closed its acquisition of WillowTree, a full-service digital product provider, further advancing TELUS' ambition to continue building TI into a global asset of consequence and scale.
- Announced the fourth extension of TELUS' dividend growth program, targeting annual increases of seven to 10 per cent from 2023 through 2025. Since 2004, TELUS has returned $23 billion to shareholders, including $18 billion in dividends and more than $5 billion in share purchases, representing $16 per share. This is just one of the ways TELUS supports investors around the world, including individual shareholders, mutual funds and pension plans, and TELUS team members, who collectively represent the Company's fifth largest shareholder.

Compensation (as at December 31)

	2022 ($)	2021 ($)	2020 ($)
Base salary	1,600,000	1,543,750	1,375,000[1]
Performance bonus			
Cash	1,082,880	1,111,500	855,980
EPSUs			
Cash (in lieu of EPSUs)	1,082,880	1,111,500	855,980
LTI – RSUs	12,700,000	12,000,000	9,250,000
Total direct compensation	**16,465,760**	**15,766,750**	**12,336,960**
Change from previous year	4%	28%	4%

2022 pay mix (percentages may not always total 100% due to rounding)


90.3%
at risk

- **9.7%** Base salary
- **6.6%** Performance bonus
- **6.6%** EPSUs
- **38.6%** Time-vested RSUs
- **38.6%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held[2]	Share price (Dec. 31, 2022)	Total value	Multiple
7x base salary	402,376	$26.13	$10,514,085	6.6x

1 Darren's 2020 annual base salary was $1,375,000; in 2020, Darren decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives. Darren's actual earned salary ($1,031,250) for 2020 is presented in the *Summary compensation table* on page 108.

2 Darren's shareholdings at the end of 2022 were equivalent to 6.6x salary, which was below his 7.0x target; based on updated shareholdings and share price movement in early 2023, Darren has met his ownership requirement.

92 • TELUS 2023 **INFORMATION CIRCULAR**

EXECUTIVE COMPENSATION AT TELUS

Doug French
EVP and CFO

With over 30 years of experience driving a business and finance ownership culture at TELUS, Doug leads a team of 1,200 professionals responsible for financial operations, reporting and analysis, treasury, investor relations, risk management, revenue assurance, taxation, investment management, corporate strategy and development, sustainability and procurement. Doug was appointed a Fellow of the Chartered Professional Accountants of Ontario in 2017, is the Global Executive Sponsor of Spectrum, the TELUS resource group for LGBTQ2+ team members, and is a member of the International Accounting for Sustainability Project.



Key 2022 results

- Fuelled the financial health of our organization, as evidenced by TELUS' industry-leading financial and operating growth in 2022.
- Achieved our updated 2022 consolidated financial targets, including operating revenues and Adjusted EBITDA growth, and surpassed our original target for free cash flow.
- Drove the $2.2 billion acquisition of LifeWorks, setting a new course for employer-focused healthcare and expanding the global footprint of TELUS Health, now covering corporate clients in more than 160 countries and 68 million lives worldwide.
- Supported TI's acquisition of WillowTree, a full-service digital product provider, for US$1.1 billion, unlocking new areas of opportunity, including key front-end design and development competencies, and adding more than 50 new marquee brands.
- Supported intensified capital markets activity, including a US$900 million 10-year sustainability-linked bond (SLB) in February, followed by a $2 billion public debt offering in September consisting of a $1.1 billion 10-year SLB, as well as a $550 million 30-year bond and a $350 million seven-year bond. Execution on all bond issues was excellent in challenging market conditions.
- Received the Sustainability Excellence Award at the World Sustainability Awards 2022 for global leadership and commitment to building a better, more sustainable future; and recognized at the Global Good Awards 2022 in London, placing bronze as Global Good Company of the Year.

Compensation (as at December 31)

	2022 ($)	2021 ($)	2020 ($)
Base salary	737,500	687,500	637,500
Annual performance bonus Cash	356,582	359,219	285,866
EPSUs	356,582	359,219	285,866
LTI – RSUs	3,000,000	2,800,000	2,400,000
Total direct compensation	**4,450,664**	**4,205,938**	**3,609,232**
Change from previous year	6%	17%	10%

2022 pay mix (percentages may not always total 100% due to rounding)


83.4%
at risk

- **16.6%** Base salary
- **8.0%** Performance bonus
- **8.0%** EPSUs
- **33.7%** Time-vested RSUs
- **33.7%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2022)	Total value	Multiple
3x base salary	100,412	$26.13	$2,623,766	3.5x

TELUS 2023 **INFORMATION CIRCULAR • 93**

EXECUTIVE COMPENSATION AT TELUS

Tony Geheran
EVP and Chief Operations Officer

As TELUS' Chief Operations Officer, Tony leads Customer Technology Excellence, a team dedicated to enriching people's lives through the power of technology. Together, Tony and his team manage every aspect of technology infrastructure, including our world-leading TELUS PureFibre® and 5G networks, and steward TELUS' digital strategy. The team is also responsible for driving our cybersecurity and privacy leadership, and advocating for our industry to ensure all Canadians have access to high-speed connectivity.



Key 2022 results

- Achieved an all-time high of 66.9 per cent in consumer self-serve, off-loading 1.45 million calls, while also realizing an all-time high in business digital transactions of 69.6 per cent.
- Advanced our Google Cloud journey, with 185 applications migrated and 99 retired, as well as 48,000 users migrated to Gmail and Calendar, driving $14.7 million in benefits for 2022. In 2022, we also earned Google's Cloud Customer Award for being at the forefront of digital innovation and creating strong customer experiences through our Voice Call Analytics program.
- Executed on our fibre deployment strategy, connecting 224,000 new PureFibre premises in 2022, with approximately three million total premises connected to date, enabling access to 183 communities.
- Expanded our 5G network to approximately 83 per cent of the Canadian population and to 39 per cent of the Canadian population with our 3500MHz spectrum holdings.
- Led TELUS' investment of more than $80 million to connect 144 Indigenous lands and more than 84,000 people living on those lands to our world-leading PureFibre network.

Compensation (as at December 31)

	2022 ($)	2021 ($)	2020 ($)
Base salary	737,500	675,000	587,500
Annual performance bonus Cash	356,582	357,750	274,577
EPSUs	356,582	357,750	274,577
LTI – RSUs	3,000,000	2,800,000	2,400,000
Total direct compensation	**4,450,664**	**4,190,500**	**3,536,654**
Change from previous year	6%	18%	9%

2022 pay mix (percentages may not always total 100% due to rounding)


83.4%
at risk
16.6% Base salary
8.0% Performance bonus
8.0% EPSUs
33.7% Time-vested RSUs
33.7% Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2022)	Total value	Multiple
3x base salary	160,730	$26.13	$4,199,875	5.6x

94 • TELUS 2023 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Navin Arora
EVP and President, Business Solutions

Navin oversees all business-to-business (B2B) customer markets, right from small businesses to the largest government and private enterprises, as well as TELUS Partner Solutions, which brings the best of TELUS' connectivity services to our global partners. Under his leadership, TELUS Business Solutions is providing world-leading technology capabilities, ranging from our leading 5G and PureFibre network connectivity, collaboration, security, Internet of Things (IoT), data analytics and virtual care solutions that drive growth and differentiation for business.



Key 2022 results

- Within B2B, drove positive consolidated revenue, Adjusted EBITDA contribution and cash flow growth in 2022, securing landmark wins and renewals with some of Canada's biggest brands, all while ensuring industry-leading churn and loyalty results.
- Built a nine-figure IoT business, and notably, led his team to successfully deploying Canada's first Mission Critical Push-to-X services to deliver next-generation 9-1-1 services. Additionally, TELUS was named the exclusive 5G/IoT connectivity provider for Project Arrow, the first all-Canadian electric vehicle, an initiative being led by the Automotive Parts Manufacturers' Association of Canada.
- Led TELUS' investment of over $2.5 million to support the digital transformation of more than 300 Canadian small businesses through the award-winning #StandWithOwners initiative with technology, funding and advertising. In 2022, TELUS launched **ShopWithOwners.ca**, an online platform where amazing shops and owners are showcasing their businesses, and through this platform, they can reach and interact directly with new customers, all for free.
- TELUS recognized by The Globe & Mail for the second year in a row as the best B2B telco brand in Canada, sixth out of 79 across all industries, moving up two places from 2021. As the only telco in the top 10, TELUS is among leading global technology companies, including Microsoft, Google, Amazon, Shopify and Salesforce.

Compensation (as at December 31)

	2022 ($)	2021 ($)	2020 ($)
Base salary	637,500	581,250	525,000
Annual performance bonus Cash	313,013	299,344	227,810
EPSUs	313,013	299,344	227,810
LTI – RSUs	2,900,000	2,200,000	1,000,000
Total direct compensation	**4,163,526**	**3,379,938**	**1,980,620**
Change from previous year	23%	71%	6%

2022 pay mix (percentages may not always total 100% due to rounding)


84.7% at risk
15.3% Base salary
7.5% Performance bonus
7.5% EPSUs
34.8% Time-vested RSUs
34.8% Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2022)	Total value	Multiple
3x base salary	161,431	$26.13	$4,218,192	6.5x

TELUS 2023 **INFORMATION CIRCULAR • 95**

EXECUTIVE COMPENSATION AT TELUS

Zainul Mawji
EVP and President, Consumer Solutions

In 2022, Zainul led the team responsible for the end-to-end design and delivery of TELUS' Home Solutions products and services as EVP and President, Home Solutions & Customer Excellence. Her proven track record in delivering for our customers led to an expansion of her role in early 2023 to EVP and President, Consumer Solutions. Under Zainul's leadership, the power of a combined Mobility and Home Solutions team will continue to elevate TELUS' industry-leading customer service and meet shifting demands for a full range of competitive, integrated products.



Key 2022 results

- Led our peers in customer satisfaction for the 11th year in a row, receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report.
- Accelerated household product intensity nationally with exceptional cross-sell into our security base, adding more than one million new customer connections across our leading product portfolio of mobility and home solutions products and services.
- Progressed our track record of bringing unique and differentiated products to market, including the expansion of TELUS Online Security, Smartwear Security, Wi-Fi Plus, and the first and only premium streaming bundle in Canada with Stream+.
- Solidified our position as the fastest-growing security company in North America, adding 174,000 new security customers through strong organic growth and targeted acquisitions, including the Canadian operations of Vivint Smart Home, finishing the year with nearly one million security connections.

Compensation (as at December 31)

	2022 ($)	2021 ($)	2020 ($)
Base salary	600,000	522,950	435,000
Annual performance bonus Cash	294,600	277,161	212,737
EPSUs	294,600	277,161	212,737
LTI – RSUs	2,900,000	1,800,000	1,100,000
Total direct compensation	**4,089,200**	**2,877,272**	**1,960,474**
Change from previous year	42%	47%	(1)%

2022 pay mix (percentages may not always total 100% due to rounding)


85.3%
at risk

- **14.7%** Base salary
- **7.2%** Performance bonus
- **7.2%** EPSUs
- **35.5%** Time-vested RSUs
- **35.5%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2022)	Total value	Multiple
3x base salary	94,578	$26.13	$2,471,323	4.1x

96 • TELUS 2023 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2022 actual compensation mix (percentage of total direct compensation)

		CEO[1]		Other NEOs	
Compensation element	Provided as	Target	2022 actual[2]	Target	2022 actual[2]
Base salary (fixed)	Cash	15.0%	9.7%	25.0%	15.8%
Performance bonus (at risk)	Cash	9.0%	6.6%	12.5%	7.7%
Medium-term incentive (at risk)	EPSUs	9.0%	6.6%	12.5%	7.7%
Long-term incentive (at risk)	RSUs	67.0%	77.1%	50.0%	68.8%

1 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.
2 Percentages may not always sum to 100% due to rounding.

2022 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

Name	2022 base salary at year-end ($)	2021 base salary at year-end ($)	% change
Darren Entwistle	1,600,000	1,600,000	0
Doug French	750,000	700,000	7
Tony Geheran	750,000	700,000	7
Navin Arora	650,000	600,000	8
Zainul Mawji	600,000	600,000	0

In 2022, several of TELUS' NEOs received salary increases based on merit and as a result of changes in market compensation levels, as noted during Mercer's executive compensation benchmarking exercise in the fall of 2021. These increases took effect on April 1; the adjusted base salaries paid to the CEO and ELT positioned TELUS within a competitive range of the 50th percentile of our Canadian comparator group.

For more details, see the *Summary compensation table* on page 108.

TELUS 2023 **INFORMATION CIRCULAR** • 97

EXECUTIVE COMPENSATION AT TELUS

2022 actual at-risk compensation

2022 corporate performance metrics and results

Our 2022 corporate scorecard was approved at the start of the performance year at our February People Committee meeting. Given the dynamic nature of our industry and the challenges we face each year, we continued to evolve our corporate scorecard to effectively align our team's performance with the critical initiatives that drive our success, while striving to ensure that our selected performance metrics reflect the unique contributions of our diverse business units.

For our 2022 corporate scorecard, we amplified our commitments to our stakeholders in key business areas by:

- Adding a diversity and inclusion metric to our social capitalism index; this addition further establishes our leadership in social capitalism and dedication to continuing to advance our inclusive culture
- Modifying our employee engagement metric to focus primarily on work processes; this change furthers our diligent efforts to elevate our world-leading team engagement
- Combining our digital innovation and customer experience indices into a single simplification index; by capturing the efforts of our business and consumer teams, while also considering efficiencies driven across our contact centres, this change highlights the importance of connecting customers through expansive and reliable networks as a key driver of client loyalty.

2022 scorecard		2022 corporate objectives				2022 results	
Metrics	Weight	Threshold (0.5x)	Target (1.0x)	Stretch (1.5x)	Stretch (2.0x)	Actual	Multiplier
TELUS culture and brand (15%)							
Enabling work[1]	5%	69%	70%	72%	74%	67%	0.00
Social capitalism index[2,3]	10%	0.50	1.00	1.50	2.00	0.66	0.07
Customers first (35%)							
Net client additions index[3,4]	35%	0.50	1.00	1.50	2.00	1.11	0.39
Profitable growth and efficiency (50%)							
Simple cash flow[5] ($ millions)	35%	$2,915	$2,990	$3,065	$3,140	$2,981	0.33
Simplification index[3]	15%	0.50	1.00	1.50	2.00	0.86	0.13
Multiplier[6]							**0.91**

1 Measures responses to whether "the work processes we have in place allow me to be as productive as possible" from TELUS' engagement survey.
2 Measures key social capitalism metrics: Connecting for Good® programs, brand and reputation, greenhouse gas (GHG) reductions, and diversity and inclusion.
3 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
4 Measures TELUS' ability to attract and retain customers.
5 This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and might not be comparable to similar measures presented by other issuers. For more information on simple cash flow, refer to Appendix A on page 123.
6 Numbers may not always total 1.00 due to rounding.

Achieving target performance would result in an overall multiplier of 1.00 on the corporate scorecard. The 2022 multiplier was 0.91. This score reflects our collective achievements in delivering positive results across our net client additions and in our cash flow generation.

The underlying metrics that comprise an internally developed index are operational in nature, and therefore sensitive from a competitive standpoint. In our view, detailed disclosure of these metrics would harm TELUS in the intensively competitive market in which we operate, as they contain information regarding our current and future financial, marketing and operating plans that our competitors would find valuable. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics only represent approximately six per cent of 2022 total direct compensation for both the CEO and the other NEOs. In addition, the targets for these metrics are reviewed by the People Committee to ensure that they require significant effort to achieve.

We note that if a performance outcome within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result).

The Chairs of the Audit Committee and People Committee review corporate scorecard results in advance of their respective quarterly committee meetings and facilitate a line-by-line reconciliation of the scorecard metrics and results against the quarterly financial results. Any proposed adjustments to the scorecard results for payout purposes are subject to this review. In approving adjustments to the scorecard results, the People Committee followed an approach that reflected a reasonable assessment of 2022 performance that was balanced and fair to the employees, since the scorecard results drive annual performance bonuses for the broader employee population.

98 • TELUS 2023 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

At-risk pay – Darren Entwistle, President and CEO

Individual performance

For 2022, we continued to use our APPD model to assess the CEO's individual performance. Performance on goals and metrics is evaluated by the People Committee and the Board, and is categorized as either building, strong or extraordinary, as outlined below:

	Building performance	Strong performance	Extraordinary performance
Goals (*what* you do)	Developing towards meeting expectations of the role and required metrics; continuing to focus on developing self (may include new role or level)	Consistently meets expectations of the role and all required metrics (in some assignments may exceed expectations); proactively develops self in role	Consistently exceeds expectations of the role and metrics; successfully develops self beyond the current role by delivering more than expected and achieving extraordinary results
Values (*how* you do it)	Demonstrates behaviour consistent with TELUS values in some situations, while still developing in others	Demonstrates behaviour consistent with all TELUS values in all situations and encourages others to do the same	Exemplifies the TELUS values and inspires others to do the same; is considered a role model to others
Other strategic considerations			

See page 86 for details regarding the process that the People Committee followed to obtain input from each Board member on CEO performance.

2022 payout

In assessing Darren's individual performance in 2022, the People Committee and the Board considered, in addition to the corporate results, his vision, performance against TELUS' leadership values, direction taken and decisiveness in:

- Inspiring the TELUS family to volunteer 1.44 million hours and contribute $125 million in cash, in-kind contributions, time and support programs to charitable and community organizations
- Fuelling a customers first culture that contributed to TELUS leading its peers in customer satisfaction for the 11th year in a row, with TELUS receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report
- Completing the historic acquisition of LifeWorks and creating a globally leading, end-to-end, digital-first employee primary and preventative healthcare, mental health and wellness platform covering more than 68 million lives, worldwide
- Concluding our accelerated broadband build, with approximately three million premises connected to our leading PureFibre network and covering approximately 83 per cent of Canadians with our next generation 5G network in 2022. With our copper-to-fibre migration largely complete, ongoing copper decommissioning will lend significant support to our enhanced efficiency and margin expansion initiatives and real estate development and monetization
- Guiding TELUS in earning consistent multi-year recognition for our world-leading broadband networks, in respect of speed, reliability, user experience and expansiveness, from independent network reports, illustrating TELUS' leadership in offering customers the fastest, most expansive and reliable service in Canada
- Enabling the TELUS brand to increase in value from a few hundred million dollars to $10.1 billion today and being recognized as the most valuable telco brand in Canada by Brand Finance
- Driving operational and financial results that consistently lead our industry and global peers, including:
  - Realizing industry-leading customer growth of 1,043,000 new mobile and fixed net additions, a record high for TELUS, reflecting our consistently potent operational execution, unmatched bundled product offerings across mobile and home, and customer service excellence over our globally leading networks
  - Achieving industry-leading growth in operating revenues, Adjusted EBITDA and free cash flow of 8.6 and 9.5 and 64 per cent, respectively; net income was up 1.2 per cent and cash provided by operating activities increased by 9.6 per cent
  - Driving leadership in customer loyalty, with mobile phone, PureFibre internet, Optik TV, security and voice churn all below one per cent – an industry-best achievement
  - Delivering industry-leading postpaid mobile phone churn of 0.75 per cent in 2022, the ninth consecutive year below one per cent
  - Advancing our leadership position in healthcare by covering 68 million lives through our health programs, completing 580 million digital health transactions and reaching 4.5 million virtual care members
- Continuing TELUS' track record of delivering world-leading shareholder returns; since the beginning of 2000 through December 31, 2022, TELUS generated a total shareholder return of 634 per cent, double the S&P/TSX Composite Index return of 317 per cent, and 636 percentage points higher than the return for the MSCI World Telecom Services Index of (2.5) per cent over the same period. Moreover, over the past 10 and 15 year time periods, TELUS has surpassed the TSX return by an average of 114 percentage points
- Returning $1.9 billion in dividends declared in 2022 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, TELUS has returned $23 billion to shareholders, including $18 billion in dividends and $5.2 billion in share purchases, representing approximately $16 per share.

These achievements will underpin the Company's performance in 2023 and beyond.

TELUS 2023 **INFORMATION CIRCULAR • 99**

100 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Darren’s annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. The Board elected to follow market practice of valuing EPSUs using the price at the time of award, rather than using our historical practice. This decision reflects the Company’s outstanding performance in 2022 on financial, operational In consideration of his significant shareholdings, the People Committee recommended that the Board pay the value of Darren’s EPSUs in cash in lieu of granting him EPSUs. The Board, upon this recommendation, awarded Darren a total cash payment of $2,165,760 (comprising his annual performance bonus plus cash in lieu of EPSUs). Under our talent summary approach, the Board rated Darren’s retention value and future potential in the highest categories available for the CEO. In light of Darren’s exceptional leadership, the Board awarded Darren $12,700,000 in LTI, of which 50 per cent was delivered and social capital metrics, notwithstanding the effect of uncontrollable external factors on the Canadian telecom industry. Applying the formula outlined on page 84, this resulted in an annual performance bonus and EPSU award of $1,082,880 each, equal to 67 per cent of his annual base salary, in each instance relative to a 60 per cent target award. in time-vested RSUs and 50 per cent was delivered through performance-contingent RSUs, subject to performance criteria outlined on pages 87 and 88. The People Committee compared Darren’s total compensation to that of the next highest paid NEO and determined it was reasonable and aligns with our succession planning, as it helps ensure potential CEO successors with sufficient scope/breadth of role and leadership acumen would be within the succession planning horizon. Corporate scorecard multiplier % (80% weight) Individual performance multiplier % (20% weight) Bonus award as % of year-end base salary EPSU award (paid in cash) as % of year-end base salary CEO – At-target performance 100 100 60 60 CEO – Actual 2022 performance results 91 200 67 62

EXECUTIVE COMPENSATION AT TELUS

At-risk pay – Doug French, Tony Geheran, Navin Arora and Zainul Mawji

Business unit and individual performance

As previously indicated, 70 per cent of an ELT member's bonus and EPSU award is based on corporate scorecard performance, while the combination of business unit and individual performance comprise the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While metrics vary greatly from one business unit to another, they all support the overall corporate objectives, since they cover the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency.

As in the corporate scorecard, performance targets in business unit scorecards are generally set to be increasingly challenging, in order to promote continuous stretch and performance improvement each year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

The following table outlines some of the key metrics by performance area for each ELT member.

	Business unit performance							
		Team culture and brand		Customers first		Profitable growth and efficiency		
Name	Business unit	Weight	Key metric	Weight	Key metrics	Weight	Key metrics	Individual performance
Doug French	Corporate Affairs and Finance	10%	Engagement/ social purpose	40%	• GHG emission reduction • Enabling partnerships index[1] • Governance index[1] • Supply operations index[1]	50%	• Simple cash flow • Post-acquisition integration effectiveness • TELUS free cash flow[2] • Cost structure optimization	CEO and People Committee assessment of goals, values, and other strategic considerations
Tony Geheran	Customer Technology Excellence	10%	Engagement/ social purpose	70%	• Digital transformation • Reliability and critical availability • Technology innovation	20%	• Operating expense efficiencies • Capital index[1]	
Navin Arora	Business Solutions	15%	Engagement/ social purpose	40%	• Mobile net client activations • Business solutions net revenue generating units (RGUs) • Connected device net adds	45%	• Simple cash flow • Self-serve per cent • Online sales • EBITDA	
Zainul Mawji	Consumer Solutions	15%	Engagement/ social purpose	45%	• Home solutions net RGUs • Product intensity and reliability • Customer experience	40%	• EBITDA • Customer lifetime value • Self-serve per cent	

1 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.

2 Free cash flow is a capital management measure. For further details, refer to Section 11.1 of the 2022 MD&A, available on SEDAR at **sedar.com**.

Once business unit performance is assessed, the CEO and People Committee evaluate each ELT member's individual performance. Consistent with the approach for the CEO, ELT individual performance is measured by our APPD model reflecting results against goals (*what* you do), values (*how* you do it) and other strategic considerations. The CEO and People Committee use this evaluation to adjust the business unit result up or down in order to arrive at an overall business unit / individual performance payout.

TELUS 2023 **INFORMATION CIRCULAR • 101**

EXECUTIVE COMPENSATION AT TELUS

2022 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on page 84. Consistent with Darren, EPSUs were valued using the price at the time of award rather than using our historical practice. Based on corporate performance as measured by the corporate scorecard, and each executive's effective individual performance, the People Committee approved the annual performance bonuses and EPSU awards outlined below. The average annual performance bonus and EPSU award for the ELT was 49 per cent of their base salaries, in each instance relative to a 50 per cent target award.

	Doug French EVP and CFO	Tony Geheran EVP and Chief Operations Officer	Navin Arora EVP and President, Business Solutions	Zainul Mawji EVP and President, Consumer Solutions
Corporate performance (weighting)	70%	70%	70%	70%
Corporate performance multiplier	100%	100%	100%	100%
Business unit/individual performance (weighting)	30%	30%	30%	30%
Business unit/individual performance multiplier	110%	110%	115%	115%
Performance bonus award	$356,582	$356,582	$313,013	$294,600
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	48	48	49	49
EPSU award	$356,582	$356,582	$313,013	$294,600
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	48	48	49	49
Talent summary outcome (TDC[1] positioning)	Third quartile	75th percentile	Top quartile	Top quartile
Long-term incentives[2]	$3,000,000	$3,000,000	$2,900,000	$2,900,000
Percentage of TDC[1] related to internally developed indices in the corporate scorecard[3]	6.7	6.7	6.3	6.1

1 Total direct compensation (TDC) includes base salary, annual performance bonus, EPSUs, and long-term incentives.

2 Fifty per cent in time-vested RSUs, 50 per cent in performance-contingent RSUs.

3 Internally developed indices reflect 60 per cent of the 2022 corporate scorecard

102 • TELUS 2023 INFORMATION CIRCULAR

TELUS 2023 INFORMATION CIRCULAR • 103 Performance graph and NEO compensation The following graph compares TELUS’ share price performance against the Canadian stock market (S&P/TSX Composite Index) and an industry benchmark index (MSCI World Telecom Services Index or MSCI Telecom Index) from January 1, 2018 to December 31, 2022, against total compensation awarded to our CEO and NEOs for the past five years ending 2022. The MSCI Telecom Index is composed of 34 securities underlying telecommunication services companies across 18 developed market countries. For comparison purposes, we have assumed: • $100 initial investment in TELUS shares and market indexes at December 31, 2017, with dividends reinvested over the period • TELUS CEO and NEO total compensation reflects amounts in the Summary compensation table. EXECUTIVE COMPENSATION AT TELUS 2017 2018 2019 2020 2021 2022 Value of an initial $100 investment Total direct compensation (millions) $0 $10 $20 $30 $40 $50 $60 $70 $80 $0 $20 $40 $140 $120 $100 $80 $60 $160 $180 2017 2018 2019 2020 2021 2022 From the beginning of 2018 through 2022, TELUS’ total shareholder return was 38% while the S&P/TSX Composite Index return was 39% and the MSCI Telecom Index return was (2.6)% (TELUS outperformed by 41 percentage points). Over that same period, TELUS’ CEO compensation rose by 35%. TELUS shares $100 $99 $116 $122 $150 $138 S&P/TSX Composite Index $100 $91 $112 $118 $148 $139 MSCI Telecom Index $100 $91 $108 $110 $106 $97 CEO total direct compensation $12,166,130 $11,439,333 $11,830,530 $11,993,210 $15,766,750 $16,465,760 NEO total direct compensation1 $25,853,043 $26,411,526 $24,711,683 $25,311,676 $31,094,438 $33,619,814 1 Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year’s information circular. As shown above and on pages 104 and 105, TELUS shares have generally tracked the S&P/TSX Composite Index and strongly outperformed the MSCI Telecom Index. • The five-year TELUS total shareholder return from December 31, 2017 to December 31, 2022 was 38 per cent, in contrast to the S&P/TSX Composite Index return of 39 per cent and the MSCI Telecom Index return of (2.6) per cent • Meanwhile, TELUS’ CEO total direct compensation increased by 35 per cent and top five NEO total direct compensation increased by 30 per cent over the same period.

104 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS TELUS total shareholder return performance to December 31, 2022 The following graphs compare the cumulative total shareholder return on TELUS’ shares over various time periods to the cumulative total return for the S&P/TSX Composite Index and the MSCI Telecom Index. These rates of return assume an initial investment of $100 and reinvestment of dividends, and adjust for the two-for-one split of TELUS shares that took effect on April 16, 2013 and March 17, 2020. +39% (2.6)% Five year performance TELUS total shareholder return versus stock market and peers December 31, 2017 to December 31, 2022 +38% TELUS S&P/TSX MSCI Telecom Index 2018 2019 2020 2021 2022 $60 $80 $100 $120 $140 $160 $180 $200 TELUS outperformed the MSCI Telecom Index by 41 percentage points +111% +51% Ten year performance TELUS total shareholder return versus stock market and peers December 31, 2012 to December 31, 2022 +148% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 TELUS S&P/TSX MSCI Telecom Index $80 $140 $200 $260 $320 TELUS outperformed the TSX by 37 percentage points and the MSCI Telecom Index by 97 percentage points

TELUS 2023 INFORMATION CIRCULAR • 105 EXECUTIVE COMPENSATION AT TELUS 15 year performance TELUS total shareholder return versus stock market and peers December 31, 2007 to December 31, 2022 +311% +119% +43% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 TELUS S&P/TSX MSCI Telecom Index $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 $550 TELUS outperformed the TSX by 192 percentage points and the MSCI Telecom Index by 268 percentage points TELUS total shareholder return versus stock market and peers December 31, 2002 to December 31, 2022 +1,218% +408% +216% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 TELUS S&P/TSX MSCI Telecom Index $0 $200 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $1,800 20 year performance TELUS outperformed the TSX by 810 percentage points and the MSCI Telecom Index by 1,002 percentage points

EXECUTIVE COMPENSATION AT TELUS

Since 2000, TELUS' performance has exceeded the second place peer by an average of 71 percentage points when compared against incumbent or top telcos in each country that are included in the MSCI Telecom Index:

	TELUS' world ranking versus all incumbent telcos	Percentage points ahead of number two peer
2000 to 2004	#1	+15
2000 to 2005	#1	+56
2000 to 2006	#1	+60
2000 to 2007	#1	+10
2000 to 2008	#1	+30
2000 to 2009	#3	–
2000 to 2010	#1	+18
2000 to 2011	#1	+33
2000 to 2012	#1	+64
2000 to 2013	#1	+83
2000 to 2014	#1	+43
2000 to 2015	#2	–
2000 to 2016	#1	+1
2000 to 2017	#1	+97
2000 to 2018	#1	+118
2000 to 2019	#1	+132
2000 to 2020	#1	+170
2000 to 2021	#1	+169
2000 to 2022	#1	+101

Clawback policy

Since January 1, 2013, TELUS has had in place a clawback policy that allows it to recover or cancel certain incentives or deferred compensation paid to executive officers in circumstances where:

1. There has been a material misrepresentation or error resulting in the restatement of TELUS' financial statements
2. An executive would have received less incentive compensation based on the restated financial results, and
3. The executive's misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

- Annual performance bonus
- Unvested options, EPSUs and RSUs
- Vested but unexercised options
- Any monetary payments and shares received from the exercise or redemption of options, EPSUs and RSUs.

The Board may seek recoupment if the restatement of financial statements occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

To date, TELUS has not had to claw back any compensation pursuant to this policy. TELUS has also not previously encountered a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in effect for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders.

Our executives must beneficially own, either directly or indirectly, a dollar value equivalent in TELUS shares based on targets that vary by position. This is a more rigorous requirement than typical market practice, as we do not include the value of any outstanding options, EPSUs or RSUs when determining whether the ownership requirement has been met. In our view, an executive purchasing shares with their own funds more clearly demonstrates their commitment to TELUS and our future success.

The following table summarizes our share ownership requirements for TELUS' CEO and ELT:

	Share ownership guidelines (excluding options, EPSUs, and RSUs)
CEO	7x annual base salary, to be attained within five years of hire or promotion
ELT	3x annual base salary, to be attained within five years of hire or promotion

We require executives who have not met their share ownership requirement to take 50 per cent of net vested equity awards (after taxes) in shares instead of cash, unless that executive is pursuing other means of meeting the requirement.

In addition, an executive must continue to hold a number of shares equal to the ownership requirement for one year following retirement.

To further align compensation with shareholders' interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets:

	Share ownership guidelines (excluding options, MPSUs, and RSUs)
Senior vice-presidents	0.75x annual base salary, to be attained within four years of hire or promotion
Vice-presidents	0.50x annual base salary, to be attained within four years of hire or promotion
Directors	0.25x annual base salary, to be attained within five years of hire or promotion

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EXECUTIVE COMPENSATION AT TELUS

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term incentives called management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. In 2022, these annual targets ranged from $10,000 for directors to $50,000 for senior vice-presidents. Actual awards are adjusted up or down from target based on corporate, business unit and individual performance multipliers for the performance year, in the same way that annual performance bonuses are adjusted. Thus, actual MPSU grants can range from zero (for substandard performance) to 200 per cent of target (for exceptional performance), with the average at approximately 100 per cent.

MPSUs are awarded under the PSU Plan and are similar to EPSUs, except that they are not subject to reduction as a result of share price decline during the performance year. MPSUs vest one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes or are not maintained, managers will not be eligible to receive an MPSU award.

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO ending December 31, 2022. It also summarizes total shareholdings as a multiple of the individual's annualized year-end base salary, relative to share ownership requirements.

Name	2022 base salary at year-end ($)	Total shares	Value of shares[1] ($)	Value of shareholdings as a multiple of base salary[2]	Total EPSUs/ RSUs	Value of EPSUs/ RSUs[1] ($)	Total equity (shares/ EPSUs/ RSUs)	Value of total equity[1] ($)	Value of total equity as a multiple of base salary
Darren Entwistle	1,600,000	402,376	10,514,085	6.6	915,710	23,927,502	1,318,086	34,441,587	21.5
Doug French	750,000	100,412	2,623,766	3.5	227,300	5,939,349	327,712	8,563,115	11.4
Tony Geheran	750,000	160,730	4,199,875	5.6	227,106	5,934,280	387,836	10,134,155	13.5
Navin Arora	650,000	161,431	4,218,192	6.5	199,290	5,207,448	360,721	9,425,640	14.5
Zainul Mawji	600,000	94,578	2,471,323	4.1	188,288	4,919,965	282,866	7,391,289	12.3

1 TELUS' TSX closing share price on December 31, 2022 was $26.13.
2 Excludes EPSUs and RSUs, per TELUS' requirements.

Darren's shareholdings at the end of 2022 were equivalent to 6.6x salary, which was below his 7.0x target; based on updated shareholdings and share price movement in early 2023, Darren has met his ownership requirement. The other four NEOs continued to meet their share ownership requirement in 2022.

We emphasize that our share ownership requirements are more challenging than market norms in that they only consider the value of TELUS shares (as opposed to also considering the value of outstanding options, EPSUs and RSUs).

Conclusion

The People Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to TELUS' future success, thereby enhancing shareholder value. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the People, Culture and Compensation Committee

Mary Jo Haddad (Chair)

Ray Chan

Hazel Claxton

Kathy Kinloch

Christine Magee

John Manley

Marc Parent

TELUS 2023 INFORMATION CIRCULAR • 107

EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

($)	Year	Salary	Share-based awards[1,2,3]	Option-based awards	Non-equity incentive plan compensation: Annual incentive plans	Non-equity incentive plan compensation: Long-term incentive plans	Pension value	All other compen-sation[4,5]	Total compen-sation
Darren Entwistle President and Chief Executive Officer (CEO)	2022	1,600,000	13,782,880[6]	–	1,082,880	–	874,000	146,565	**17,486,325**
	2021	1,543,750	13,111,500[6]	–	1,111,500	–	3,916,000[7]	140,133	**19,822,883**
	2020	1,031,250[8]	10,105,980[6]	–	855,980	–	1,167,000	126,763	**13,286,973**
Doug French Executive Vice-president (EVP) and Chief Financial Officer (CFO)	2022	737,500	3,356,582	–	356,582	–	878,000	285,227[9]	**5,613,891**
	2021	687,500	3,159,219	–	359,219	–	678,000[7]	253,500[9]	**5,137,438**
	2020	637,500	2,685,866	–	285,866	–	282,000	14,173	**3,905,405**
Tony Geheran EVP and Chief Operations Officer	2022	737,500	3,356,582	–	356,582	–	1,016,000	297,223[9]	**5,763,887**
	2021	675,000	3,157,750	–	357,750	–	1,152,000[7]	274,664[9]	**5,617,164**
	2020	587,500	2,674,577	–	274,577	–	373,000	16,763	**3,926,417**
Navin Arora EVP and President, Business Solutions	2022	637,500	3,213,013	–	313,013	–	1,009,000	60,929	**5,233,455**
	2021	581,250	2,499,344	–	299,344	–	2,593,000[7]	56,808	**6,029,746**
	2020	525,000	1,227,810	–	227,810	–	3,020,000[7]	21,220	**5,021,840**
Zainul Mawji EVP and President, Consumer Solutions	2022	600,000	3,194,600	–	294,600	–	1,286,000	59,675	**5,434,875**
	2021	522,950	2,077,161	–	277,161	–	3,829,000[7]	54,824	**6,761,096**
	2020	435,000	1,312,737	–	212,737	–	1,341,000[7]	19,569	**3,321,043**

1 The value of share-based awards captures both executive performance stock units (EPSUs) and restricted share units (RSUs).

2 EPSUs were granted on February 24, 2023 at a value of $27.42 per unit, which matched the accounting fair value.

3 The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the five trading days immediately preceding February 25, 2022. These RSUs were granted on February 25, 2022 at a value of $31.88 per unit, which matched the accounting fair value for the time-vested RSUs (representing 50 per cent of the total RSU grant value) and for the total customer connections (TCC) portion of the performance-contingent RSUs (representing 12.5 per cent of the total RSU grant value), assuming a target multiplier. The accounting fair value for the relative total shareholder return (TSR) portion of the performance-contingent RSUs (representing 37.5 per cent of the total RSU grant value) was an estimation reflecting a variable payout, determined through a Monte Carlo simulation.

4 All other compensation includes perquisites. Darren's perquisites include a vehicle allowance valued at $40,800 and enhanced family medical coverage valued at $39,000.

5 All other compensation includes employer contributions under the Employee Share Purchase Plan and telecommunications concessions (including gross-ups for applicable taxes).

6 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

7 Due to market-based salary increases above prior years, all named executive officers (NEOs) experienced a large compensatory change in pension value in 2021, while Navin and Zainul also experienced a large compensatory change in pension value in 2020. As TELUS' defined benefit pension plan provides annual benefits based on members' earnings at retirement, higher salaries impact the projected final average earnings compared to the previous year's estimates.

8 Darren's 2020 annual base salary was $1,375,000; in 2020, Darren decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.

9 All other compensation includes RSUs granted to Doug and Tony for service on the Board of TELUS International.

108 • TELUS 2023 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

The following table summarizes all outstanding share-based awards held by each NEO at the end of December 31, 2022. We note that none of the NEOs have held options since 2014.

Name	Share-based awards[1] Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Entwistle	915,710	23,927,502	–
Doug French	227,300	5,939,349	–
Tony Geheran	227,106	5,934,280	–
Navin Arora	199,290	5,207,448	–
Zainul Mawji	188,288	4,919,965	–

1 Includes reinvested dividends or dividend equivalents.
2 Market or payout values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested on December 31, 2022 at a price of $26.13, the closing share price on the TSX on December 31, 2022.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2022 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 120 to 122.

Name	Share-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Darren Entwistle	16,373,082	1,082,880
Doug French	4,590,705	356,582
Tony Geheran	4,585,535	356,582
Navin Arora	2,195,847	313,013
Zainul Mawji	2,137,751	294,600

1 Amounts reflect the final one-third tranche of EPSUs and MPSUs granted in 2020, the second one-third tranche of EPSUs granted in 2021, the first one-third tranche of EPSUs granted in 2022, and RSUs granted in 2020, all of which vested on November 20, 2022 at a price of $29.07.

Payout calculation of 2020 RSUs

Performance-contingent RSUs that were granted in February 2020 vested on November 20, 2022. The following table summarizes TELUS' results and the corresponding payout factors.

Metric	Result (as of September 30, 2022)	Payout factor
Relative total shareholder return (TSR) (75% weight)	TELUS' TSR ranked at the 87th percentile against the performance peer group	190.0%
Total customer connections[1] (TCC) (25% weight)	TELUS' TCC was composed of: • 2020 performance (33%): 142.0% payout factor • 2021 performance (33%): 137.1% payout factor • 2022 performance (33%): 108.4% payout factor	129.2%
Overall payout factor		**174.8%**

1 Starting in 2019, TCC captures certain connections from the corporate scorecard net additions index.

TELUS 2023 **INFORMATION CIRCULAR** • 109

EXECUTIVE COMPENSATION AT TELUS

Benefits and perquisites

As mentioned on page 83, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer all employees the opportunity to purchase TELUS shares through regular payroll deductions, with an employer match rate of 35 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 108.

We have several policies regarding perquisites that are regularly reviewed by the People Committee to ensure they remain appropriate and aligned with market practices. Perquisites that are provided to executives include: executive health plan, flexible perquisite account intended to cover financial and retirement counselling, vehicle allowance and telecom benefits for the executive's home (for work and personal use). We note that our NEOs do not use their perquisites excessively.

TELUS pension plans

TELUS retirement plan benefits

NEOs participate in TELUS' defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to income under the registered pension plans.

The SRA supplements the registered pension plan by providing a total benefit at retirement equal to two per cent of an executive's highest consecutive three years' average pensionable remuneration multiplied by the length of credited service (subject to a maximum of 35 years). This results in a cap on total benefits equal to 70 per cent of the average pensionable remuneration. Pensionable remuneration under the SRA is equal to the NEO's base salary plus the NEO's actual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of salary. As is common with non-registered plans of this nature, the SRA is not funded.

Benefits under the registered pension plans and the SRA are payable for a participating member's lifetime, and after the member's death, 60 per cent of the benefit is payable to the surviving spouse.

For the purposes of TELUS' retirement program, the normal retirement age is 65 but retirement is permitted as early as age 55 if the plan member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in registered defined contribution pension plans and non-registered defined contribution plans.

The following tables summarize each NEO's retirement benefits.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end (c1)	At age 65 (c2)				
Darren Entwistle	27 years and 6 months	1,657,000	1,938,000	31,791,000	874,000	(6,565,000)	26,100,000
Doug French	21 years	500,000	706,000	8,863,000	878,000	(1,159,000)	8,582,000
Tony Geheran	21 years and 3 months	556,000	685,000	10,314,000	1,016,000	(2,293,000)	9,037,000
Navin Arora	24 years	542,000	790,000	11,100,000	1,009,000	(3,104,000)	9,005,000
Zainul Mawji	21 years and 4 months	437,000	718,000	7,818,000	1,286,000	(2,847,000)	6,257,000

Defined contribution plans

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
(a)	(b)	(c)	(d)
Doug French	825,000	0	736,000

110 • TELUS 2023 INFORMATION CIRCULAR

TELUS 2023 INFORMATION CIRCULAR • 111 EXECUTIVE COMPENSATION AT TELUS Additional credited pensionable service The SRA permits TELUS to grant additional years of credited pensionable service. Our practice is to limit the years of employment upon which additional credited service was granted to five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement benefit or determining the benefit reduction on early retirement, and is not used for any other non-pension related items that might be dependent on service. Our employment agreement with Darren provides for the accrual of two years of credited service under the SRA for each full year of employment, in the time period noted in the following table. NEO Employment period Darren Entwistle September 1, 2006 to September 1, 2011 The additional credited service accrued to December 31, 2022 is included in column (b) in the Defined benefit plans table on page 110. Recognition of past service Tony, Doug, Navin and Zainul are all members of the SRA (effective January 1, 2016 for Tony; January 1, 2017 for Doug; April 1, 2021 for Navin; and October 1, 2021 for Zainul). All four executives’ past years of TELUS service were recognized under the SRA and are included in column (b) in the Defined benefit plans table on page 110. Accrued obligation The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2022 consolidated financial statements. Mortality rates after retirement are assumed to follow 80 per cent of the rates of the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year. Compensatory and non-compensatory change in accrued obligation The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact. The non-compensatory change in accrued obligation comprises three parts: • The interest on the accrued benefit obligation • The change in accrued obligation due to the change in assumptions • The employee contributions for the year. Annual benefits payable In the Defined benefit plans table on page 110, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

112 • TELUS 2023 INFORMATION CIRCULAR Sample pension benefit calculations The following table presents total annual retirement benefits, payable from both the registered pension plans and the SRA, assuming retirement at age 65 or over. 2022 pension plan table Years of service Remuneration ($) 10 15 20 25 30 500,000 100,000 150,000 200,000 250,000 300,000 600,000 120,000 180,000 240,000 300,000 360,000 700,000 140,000 210,000 280,000 350,000 420,000 800,000 160,000 240,000 320,000 400,000 480,000 900,000 180,000 270,000 360,000 450,000 540,000 1,000,000 200,000 300,000 400,000 500,000 600,000 1,100,000 220,000 330,000 440,000 550,000 660,000 1,200,000 240,000 360,000 480,000 600,000 720,000 1,300,000 260,000 390,000 520,000 650,000 780,000 1,400,000 280,000 420,000 560,000 700,000 840,000 1,500,000 300,000 450,000 600,000 750,000 900,000 1,600,000 320,000 480,000 640,000 800,000 960,000 1,700,000 340,000 510,000 680,000 850,000 1,020,000 1,800,000 360,000 540,000 720,000 900,000 1,080,000 1,900,000 380,000 570,000 760,000 950,000 1,140,000 2,000,000 400,000 600,000 800,000 1,000,000 1,200,000 2,100,000 420,000 630,000 840,000 1,050,000 1,260,000 2,200,000 440,000 660,000 880,000 1,100,000 1,320,000 2,300,000 460,000 690,000 920,000 1,150,000 1,380,000 2,400,000 480,000 720,000 960,000 1,200,000 1,440,000 • Compensation covered by the SRA for each of the participating NEOs is based on their respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times base salary. • The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with 60 per cent benefit payable to the surviving spouse. • On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced. • The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments. Employment agreements TELUS has employment agreements with each active NEO for an indefinite term. Other than compensation, the agreements set out the following key provisions (as at December 31, 2022). Benefits upon termination of employment or change of control An executive’s employment may be terminated by any of the following means: resignation by the executive, termination by TELUS with just cause, termination by TELUS without just cause, retirement of the executive, disability or death of the executive. The following table summarizes the treatment of our executive compensation program components under various termination scenarios and also a change of control, and where applicable, the incremental payment or benefit to NEOs under such a termination event. The entitlements are set out in each NEO’s employment agreement and/or in Performance Share Unit Plan (PSU Plan) and Restricted Share Unit Plan (RSU Plan) documents. EXECUTIVE COMPENSATION AT TELUS

EXECUTIVE COMPENSATION AT TELUS

	Annual cash (severance)		Medium-term incentives	Long-term incentives	
	Base salary	Bonus	EPSUs and MPSUs	RSUs[1]	Benefits and continued pension accrual
Resignation	Salary ceases[2]	Forfeited	Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs and MPSUs are forfeited immediately	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination with just cause	Salary ceases	Forfeited	Vested and unvested EPSUs and MPSUs are forfeited immediately	Vested and unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination without just cause	Entitled to 18 months of salary (three months for CEO) payable within 30 days of termination	Entitled to 50 per cent of base salary for 18 months in lieu of annual performance bonus (60 per cent of base salary for three months for CEO), payable within 30 days of termination	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits provided for 18 months (three months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans
Retirement	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[5]
Disability	Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received		Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[6]
Death	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; payout at 100 per cent of target for performance-contingent RSUs[3]	Benefits and pension accrual cease[7]
Change of control[8]	Salary ceases	Forfeited	Unvested EPSUs vest immediately	Unvested RSUs vest immediately	Benefits and pension accrual cease

1 Only RSUs are listed under long-term incentives, as NEOs do not currently hold any outstanding options.

2 An executive is required to give TELUS three months' prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period.

3 If termination without just cause, retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of EPSUs, MPSUs and RSUs for that year.

4 Benefit continuation includes: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and their family, and use of a leased vehicle (monthly car allowance for CEO).

5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of their pension arrangements and any other TELUS policies or programs that are applicable to the executive as a retired employee in effect at the time of their retirement.

6 The executive would be entitled to disability benefits, if any, in accordance with TELUS policies or programs that are applicable to the executive in effect at the date of their termination by reason of disability.

7 The executive's estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

8 No incremental amount is payable solely on a change of control. Except for Darren, the NEOs' employment agreements do not contain any change of control provisions. Darren's agreement contains a double-trigger change of control provision, entitling him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target if his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control. Unvested options, EPSUs and RSUs may, at the Board's discretion, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent).

TELUS 2023 **INFORMATION CIRCULAR • 113**

114 • TELUS 2023 INFORMATION CIRCULAR EXECUTIVE COMPENSATION AT TELUS Change of control The Management Option Plan, PSU Plan and RSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows: • Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS’ consolidated assets • A formal take-over bid is made for TELUS shares • Any person or persons acting in concert acquire more than 35 per cent of TELUS shares • Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or • In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred. Confidentiality and non-compete Each NEO’s employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren’s agreement, which contains a two-year non-competition restriction after termination. Payments and benefits as described in the table on pages 112 and 113 are subject to each NEO’s compliance with post-employment obligations as stated in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlements to compensation that has not yet been paid or provided under their employment agreement being immediately terminated, except and only to the extent that compensation is owing under the Canada Labour Code.

EXECUTIVE COMPENSATION AT TELUS

Calculation of termination benefits

In accordance with compensation treatments under the various termination scenarios outlined on pages 112 and 113, the following table presents the potential incremental amounts that may be payable to each active NEO, assuming a termination date of December 31, 2022 (and based on a closing share price of $26.13). The amounts that would actually be paid to an NEO can only be determined at the time of an actual termination event and could vary from the amount listed in this table.

	Annual cash		Medium-term incentives	Long-term incentives			
($)	Base salary	Bonus	EPSUs	RSUs	Benefits	Continued pension accrual	Total
Darren Entwistle – President and CEO							
Resignation	–	–	–	11,963,751[1]	–	–	**11,963,751**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (3 months)	400,000	240,000	–	11,963,751[1]	80,049	237,000	**12,920,800**
Retirement	–	960,000	–	11,963,751	–	–	**12,923,751**
Disability (24 months)	3,200,000	1,920,000	–	11,963,751	–	–	**17,083,751**
Death[2]	–	960,000	–	23,927,502	–	–	**24,887,502**
Change of control[3]	3,200,000	1,920,000	–	23,927,502	–	–	**29,047,502**
Doug French – EVP and CFO							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,125,000	562,500	325,136	–	209,984	665,000	**2,887,620**
Retirement	–	375,000	325,136	2,807,107	–	–	**3,507,243**
Disability (18 months)	1,125,000	562,500	325,136	2,807,107	–	–	**4,819,743**
Death[2]	–	375,000	325,136	5,614,213	–	–	**6,314,349**
Change of control[3]	–	–	325,136	5,614,213	–	–	**5,939,349**
Tony Geheran – EVP and Chief Operations Officer							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,125,000	562,500	320,066	–	182,353	638,000	**2,827,919**
Retirement	–	375,000	320,066	2,807,107	–	–	**3,502,173**
Disability (18 months)	1,125,000	562,500	320,066	2,807,107	–	–	**4,814,673**
Death[2]	–	375,000	320,066	5,614,213	–	–	**6,309,279**
Change of control[3]	–	–	320,066	5,614,213	–	–	**5,934,279**
Navin Arora – EVP and President, Business Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	975,000	487,500	349,332	–	215,583	516,000	**2,543,415**
Retirement	–	325,000	349,332	2,429,058	–	–	**3,103,390**
Disability (18 months)	975,000	487,500	349,332	2,429,058	–	–	**4,240,890**
Death[2]	–	325,000	349,332	4,858,116	–	–	**5,532,448**
Change of control[3]	–	–	349,332	4,858,116	–	–	**5,207,448**
Zainul Mawji – EVP and President, Consumer Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	900,000	450,000	487,168	–	210,875	411,000	**2,459,043**
Retirement	–	300,000	487,168	2,216,399	–	–	**3,003,567**
Disability (18 months)	900,000	450,000	487,168	2,216,399	–	–	**4,053,567**
Death[2]	–	300,000	487,168	4,432,798	–	–	**5,219,966**
Change of control[3]	–	–	487,168	4,432,798	–	–	**4,919,966**

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTI. In these cases, all outstanding time-vested RSUs will be paid within 60 days of termination; outstanding performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original vesting schedule.

2 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon death as of December 31, 2022.

3 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon a change of control as of December 31, 2022. For Darren, payable values assume his employment is terminated without just cause or he elects to resign on or before a date that is two years after the date of a change of control, which entitles him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target.

TELUS 2023 **INFORMATION CIRCULAR** • 115

116 • TELUS 2023 INFORMATION CIRCULAR The Company has a number of equity compensation plans that fall within the Toronto Stock Exchange’s (TSX’s) definition of security-based compensation arrangements. For simplicity, this section groups all such TELUS equity-based plans at a glance The following table provides information as at December 31, 2022 on the shares of the Company authorized for issuance under the Management Option Plan, DSU Plan, PSU Plan and RSU Plan, which are currently TELUS’ only equity compensation plans (security-based compensation arrangements under the TSX rules). As at December 31, 2022, the dilution, as a result of total share option reserves, was approximately 7.75 per cent of all outstanding shares. plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables. Name Type of plan New equity grants being issued TELUS securities issuable from treasury Equity-based compensation Other TELUS Management Share Option Plan (Management Option Plan) X Yes Yes Directors Deferred Share Unit Plan (DSU Plan) X Yes Yes Performance Share Unit Plan (PSU Plan) X Yes Yes Restricted Share Unit Plan (RSU Plan) X Yes Yes Plan category Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A Weighted-average exercise price of outstanding options, warrants and rights ($) B Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C Equity compensation plans approved by security holders 10,666,539 22.051 100,201,0132,3 1 Applies to options under the Management Option Plan only. 2 On March 8, 2022, the Board approved an amendment to the Management Option Plan to decrease the share option reserve from 93,083,422 to 12,000,000. The number of securities remaining available for future issuance has therefore been reduced to 19,118,591, representing 1.34 per cent of all outstanding shares as at December 31, 2022. 3 If shareholders approve the amendments to the PSU Plan and RSU Plan increasing the shares reserved for issuance under these plans by 33,000,000, the number of securities available for future issuance will be increased to 52,118,591, representing 3.64 per cent of all outstanding shares as at December 31, 2022. TELUS equity compensation plans

TELUS 2023 INFORMATION CIRCULAR • 117 TELUS EQUITY COMPENSATION PLANS TELUS Management Share Option Plan The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options. Management Option Plan at a glance Term Description Participants Eligible employees (primarily officers, senior managers and key management employees) as determined by the People, Culture and Compensation Committee (People Committee) Term Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period Expiry Unless otherwise determined by the People Committee, options will expire upon the earliest of: • Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested) • Ninety days after termination of employment without just cause for vested options • Termination of employment without just cause for unvested options • Termination of employment of the participant for just cause, for all options (vested and unvested) • Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited • The end of the option term (applies to retirement and termination due to disability) Vesting To be determined at the time of grant. Since 2003, most grants cliff-vest after three years from the grant date Exercise price Arithmetic average of the daily weighted-average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date Change of control Yes. See page 114 Clawback policy Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 Assignability Not assignable Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option • The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • A majority of options granted under this plan cannot be granted to insiders Total number of shares reserved for further options as of December 31, 2022 The Company currently has reserved 9,244,700 shares for further option grants, representing 0.65 per cent of the issued and outstanding shares as at December 31, 2022 Options outstanding as of December 31, 2022 2,755,300 Number of options held by officers as of December 31, 2022 0 Maximum number of shares issuable under the plan 12,000,000 representing 0.84 per cent of the issued and outstanding shares as at December 31, 2022 Annual burn rate 0.25 per cent for 2020, 0.02 per cent for 2021 and 0 per cent for 20221 1 The burn rate for options is calculated as: options granted in year / weighted average number of outstanding shares in the year. For 2020: 3,171,600 / 1,275,456,943 = 0.25%. For 2021: 324,900 / 1,345,725,003 = 0.02%. For 2022: 0 / 1,396,047,582 = 0%.

118 • TELUS 2023 INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS shares. Other features The Management Option Plan contains two different methods under which exercised options may be settled in cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms. The net-equity settlement feature is described below. The Management Option Plan also permits a cash settlement feature, which allows the Company to grant options enabling the holder to exchange an option for shares with a current market value equal to the amount by which the current market price of a share exceeds the option exercise price. However, the Company does not grant these types of options. Net-equity settlement feature For certain options designated by the Company on or before the time those options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive shares in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Option Plan. Change of control The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action. Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal take-over bid for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where the record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control. However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis. If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control, or their replacement securities, will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate. Amendment procedure The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval. Changes to the Management Option Plan in 2023 In accordance with the amendment procedure described above, on March 8, 2023, upon the recommendation of the People Committee, the Board approved a non-material amendment to the Management Option Plan that did not require shareholder approval to decrease, effective as of December 31, 2022, the maximum number of shares reserved under the Management Option Plan from 93,082,422 shares to 12,000,000.

TELUS 2023 INFORMATION CIRCULAR • 119 TELUS EQUITY COMPENSATION PLANS TELUS Directors Deferred Share Unit Plan The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares. In 2021, shareholders approved amendments to the DSU Plan made in 2020 to allow the Company to make payments for DSUs held by directors serving on the Board following the annual meeting of shareholders held in 2020 in the form of newly issued shares. For grants held by directors who ceased to be on the Board prior to the annual meeting in 2020, payments are to be made solely in cash. Other features DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. If a participant wishes to receive shares, the shares are acquired by the plan administrator in the open market for the participant. Amendment procedure Subject to any regulatory approval, the Board has the power under the DSU Plan to amend or terminate the DSU Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with the American Jobs Creation Act of 2004 of the United States of America, including Section 409A of the United States Internal Revenue Code created thereunder. All amendments to the DSU Plan must be in compliance with any applicable regulatory requirements. Shareholder approval is required for certain amendments: for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any material expansion of the type of awards available under the DSU Plan, any amendment to permit any transfer of awards other than by will or applicable laws, and any amendment to the amendment procedure of the DSU Plan. DSU Plan at a glance1 Term Description Participants Non-employee directors Term DSUs do not have a fixed term Expiry DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the DSU Plan DSU payout amount Number of DSUs multiplied by the then applicable market price for shares, which is equal to the volume weighted average price per share at which the shares trade on the TSX as of the immediately preceding business day Vesting All DSUs vest upon grant Change of control No Grant price DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted-average trading price of shares on the business day prior to grant date Assignability Not assignable, other than by will or the laws of succession on devolution Effect of a trading blackout period If payment is scheduled to occur during a trading blackout period, then the payment will be deferred until the business day following the expiry of that blackout period Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2022 The Company currently has reserved 577,853 shares for further grants of DSUs, representing 0.04 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2022 1,222,147 DSUs outstanding, representing 0.09 per cent of the issued and outstanding shares Maximum number of shares issuable under the plan 1,800,000 shares, representing 0.13 per cent of the issued and outstanding shares Annual burn rate2 0.01 per cent for 2020, 0.01 per cent for 2021 and 0.01 per cent for 20222 1 Dividends are accrued on the units. 2 The burn rate for DSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2020: 102,376 / 1,275,456,943 = 0.01%. For 2021: 103,697 / 1,345,725,003 = 0.01%. For 2022: 103,156 / 1,396,047,582 = 0.01%.

120 • TELUS 2023 INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS Performance Share Unit Plan As noted on page 86, the PSU Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares. The PSU Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company) and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of at-risk compensation to the share price and to promote the retention of executives. The PSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. As a result of the 2:1 share split completed by the Company in March 2020, the number of shares reserved for issuance under the PSU Plan automatically increased from 2,400,000 to 4,800,000 in accordance with the PSU Plan terms. When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest. PSU Plan at a glance1 Term Description Participants Members of the ELT as approved by the People Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO Vesting • EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals of scheduled vesting • All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year Change of control Yes. See below Clawback policy EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 Payout amount Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date Payment / termination Unless otherwise determined by the People Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately • Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid • Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid • Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid • Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid Assignability Not assignable except to a beneficiary on death Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2022 The Company currently has reserved 2,124,587 shares for further grants of EPSUs or MPSUs, representing 0.15 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2022 EPSUs and MPSUs for 392,409 shares, representing 0.03 per cent of the issued and outstanding shares

TELUS 2023 INFORMATION CIRCULAR • 121 TELUS EQUITY COMPENSATION PLANS PSU Plan at a glance1 (continued) Term Description Number of units that may be settled in newly issued shares held by officers as of December 31, 2022 EPSUs and MPSUs for 91,927 units or 23.43 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2022 2,516,996 representing 0.18 per cent of the issued and outstanding shares Annual burn rate 0.03 per cent for 2020, 0.03 per cent for 2021 and 0.03 per cent for 20222 1 Dividends are accrued on the units. 2 The burn rate for PSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2020: 433,010 / 1,275,456,943 = 0.03%. For 2021: 410,981 / 1,345,725,003 = 0.03%. For 2022: 358,281 / 1,396,047,582 = 0.03%. Change of control The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to that described for the Management Option Plan on page 114. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under Restricted Share Unit Plan As noted on page 87, the RSU Plan is a long-term incentive (LTI) plan that grants awards of restricted share units (RSUs), which are pegged to the value of the shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company. The RSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan. TELUS is seeking shareholder approval of an increase to the number of shares reserved from 4,800,000 to 8,800,000. See page 22. shares from treasury. As a result of the 2:1 share split completed by the Company in March 2020, the number of shares reserved for issuance under the RSU Plan automatically increased from 10,000,000 to 20,000,000 in accordance with the RSU Plan terms. When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest. RSU Plan at a glance1 Term Description Participants Members of the executive management and other employees (primarily senior and key management), as approved by the People Committee or the CEO Vesting Typically, RSUs cliff-vest and become payable in the second year after the grant year Change of control Yes. See below Clawback policy RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 Payout amount • Time-vesting: Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date • Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a 33-month period and 25 per cent weighted to total customer connections measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric)

122 • TELUS 2023 INFORMATION CIRCULAR TELUS EQUITY COMPENSATION PLANS Change of control The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to that described for the Management Option Plan on page 114. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan. TELUS is seeking shareholder approval of an increase to the number of shares reserved from 20,000,000 to 49,000,000. See pages 21 and 22. Changes to the RSU Plan in 2022 In accordance with the amendment procedure described above, on August 3, 2022 the People Committee approved a non-material amendment to the RSU Plan that did not require shareholder approval to permit the CEO to delegate to the Chief Human Resources Officer authority to approve allocations to members of management at the director level and below, subject to (A) the limitation on the aggregate dollar value of RSUs to be granted to management below executive vice-presidents as part of the annual long-term incentive compensation program approved by the Board of Directors, (B) the limitation on the aggregate dollar value of RSUs to be granted to such members of management on an ad hoc basis approved by the People Committee and (C) any additional limits as the CEO may approve. RSU Plan at a glance1 (continued) Term Description Payment / termination Unless otherwise determined by the People Committee, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately • Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination • Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date • Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs • Within 30 days following the normal vesting date – All vested RSUs are paid Assignability Not assignable except to a beneficiary on death Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2022 The Company currently has reserved 7,171,451 shares for further grants of RSUs, representing 0.50 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2022 RSUs for 6,296,683 shares, representing 0.44 per cent of the issued and outstanding shares Number of units that may be settled in newly issued shares held by officers as of December 31, 2022 RSUs for 2,088,889 units or 33.17 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2022 13,468,134 representing 0.94 per cent of the issued and outstanding shares Annual burn rate 0.25 per cent for 2020, 0.24 per cent for 2021 and 0.23 per cent for 20222 1 Dividends are accrued on the units. 2 The burn rate for RSUs calculated as: units granted in year / weighted average number of outstanding shares in year. For 2020: 3,184,188 / 1,275,456,943 = 0.25%. For 2021: 3,292,814 / 1,345,725,003 = 0.24% (if we assume that performance-contingent RSUs granted in 2021 instead vest based on our maximum multiplier of 200%, our burn rate for 2021 would increase to 0.30%). For 2022: 3,155,889 / 1,396,047,582 = 0.23% (if we assume that performance-contingent RSUs granted in 2022 instead vest based on our maximum multiplier of 200%, our burn rate for 2022 would increase to 0.27%).

TELUS 2023 INFORMATION CIRCULAR • 123 TELUS EQUITY COMPENSATION PLANS Appendix A: Non-GAAP reconciliation This information circular reports a non-GAAP measure that is used for the purposes of TELUS’ executive compensation programs. As non-GAAP measures generally do not have a standardized meaning prescribed by IFRS-IASB, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Simple cash flow: This is a non-GAAP measure. Simple cash flow is calculated as Adjusted EBITDA less capital expenditures, the Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® device financing, and other items. This measure is calculated at a consolidated level for the purposes of corporate scorecard evaluation and excludes one-time or unusual items that do not reflect our ongoing operations. The most directly comparable financial measure that is disclosed in the primary financial statements is Net income. Simple cash flow should not be considered as an alternative to Net income in measuring TELUS’ performance. Simple cash flow reconciliation ($ millions) Year ended December 31, 2022 Net income 1,718 Financing costs 632 Income taxes 604 Depreciation 2,226 Amortization of intangible assets 1,226 Restructuring and other costs 240 Other equity income related to real estate joint ventures (3) Adjusted EBITDA 6,643 Capital expenditures (3,472) Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing (95) Other (95) Simple cash flow 2,981

124 • TELUS 2023 INFORMATION CIRCULAR Appendix B: Terms of reference for the Board of Directors 1. INTRODUCTION The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. 2. NO DELEGATION 2.1 The Board may not delegate the following matters to any committee: a) the removal of a director from or the filling of a vacancy on the Board or any Board committee b) the issuance of securities except on the terms authorized by the directors c) the declaration of dividends d) the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors e) the appointment or removal of the CEO f) the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee g) the adoption, amendment or repeal of the charter documents of the Company, and h) any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole. 3. BOARD OF DIRECTORS 3.1 Composition a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors. b) Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. c) The Chair of the Board must be an Independent Director. If this is not desirable in the circumstances, a Lead Director who is also an Independent Director shall be appointed. 3.2 Meetings a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver or may be held via a Secured Facility. A “Secured Facility” includes a landline, telepresence facility at any of the Company’s offices, an approved secure video conference platform, or any other method of communication considered secure. b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Legal and Governance Officer, will be responsible for the agenda for each Board meeting. c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting. e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50% of the directors in office, and if not so set, is deemed to be a majority of the directors in office. f) To the extent possible, Board materials will be made available in electronic format. 3.3 Election or Appointment of Directors The Board, following a recommendation by the Corporate Governance Committee, will: a) approve the management slate of nominees proposed for election at annual general meetings of the Company b) approve candidates to fill any casual vacancy occurring on the Board, and c) fix the number of directors as permitted by the Company’s charter documents. 3.4 Compensation and Share Ownership Requirement Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company. 3.5 Committees of the Board The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference: a) Audit Committee – Appendix E b) Corporate Governance Committee – Appendix F c) People, Culture and Compensation Committee – Appendix G d) Pension Committee – Appendix H. The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

TELUS 2023 INFORMATION CIRCULAR • 125 4. SELECTION OF MANAGEMENT 4.1 In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the People, Culture and Compensation Committee, approve the CEO’s compensation. 4.2. Upon considering the advice of the CEO and the recommendation of the People, Culture and Compensation Committee, the Board will approve the appointment of all members of Executive Management and any other appointed officers of the Company. 4.3. The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company. 4.4. The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis. 5. STRATEGY DETERMINATION 5.1 The Board will: a) annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto b) monitor and assess developments which may affect the Company’s strategic plan c) evaluate and, as required, enhance the effectiveness of the strategic planning process, and d) monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. 6. MATERIAL TRANSACTIONS 6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments. 7. PUBLIC REPORTING 7.1 The Board is responsible for: a) reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis b) ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements c) reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company d) reporting annually to shareholders on its stewardship for the preceding year e) reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives, and f) providing for measures that promote engagement with, and feedback from shareholders. 8. RISK OVERSIGHT AND MANAGEMENT 8.1 The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: a) the Company’s risk management program, including risk appetite and integrated enterprise risk assessment b) the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them, and c) the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. 8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review. 8.3 The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 9. PROCEDURES AND POLICIES The Board will monitor compliance with all significant policies and procedures by which the Company is operated. 10. LEGAL REQUIREMENTS 10.1 The Board will monitor compliance with all applicable laws and regulations. 11. EVALUATION The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one), as provided in Appendix L – Board and Director Evaluation Process. References to appendices in Appendix B of this information circular relate to the TELUS Board Policy Manual, which can be found at telus.com/governance.

Printed in Canada Please recycle telus.com facebook.com/telus Instagram.com/telus Instagram.com/darren_entwistle Linkedin.com/company/telus twitter.com/telus youtube.com/telus Our values We passionately put our customers and our communities first We embrace change and innovate courageously We grow together through spirited teamwork TELUS Corporation 510 West Georgia Street Vancouver, British Columbia Canada V6B 0M3 Phone (604) 697-8044 Stay connected with TELUS Papier carboneutre Paper made carbon neutral